RAILWAY COMPANY

# Annual Report 2006

For the Year Ended March 31, 2006





# Profile

Central Japan Railway Company (JR Central, also known as JR Tokai) commenced operations in April 1987 upon the privatization and breakup of the Japanese National Railways (JNR). The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka.

The Company also operates a network of conventional railway centered on the Nagoya and Shizuoka areas. JR Central and its consolidated subsidiaries are strengthening affiliated businesses by making full use of the Company's stations and trains.





# Contents



**Forward-Looking Statements**

In this annual report, forward-looking statement such as those regarding business plans, strategie and financial forecasts, are based on assumptio that reflect information available at the time writing. The accuracy of such statements, therefor is inherently uncertain because it is affected b future macroeconomic trends and busine environment developments, notably, consumptio trends, competitive challenges, and changes relevant laws and legal provisions.

Notes:
1. Fiscal 2005, the year under review, refers to the one-year period ended March 31, 2006 (FY 2006.3 / FY 2005).
2. In this report, figures of financial information are truncated, while statistical data and all percentages are rounded.

## A Message from the Management





**Yoshiyuki Kasai**
Chairman

**Masayuki Matsumoto**
President

### Fundamental Management Principles

JR Central was established in April 1987 following the breakup and privatization of the Japan National Railways (JNR). Since its inception, the company has been responsible for the management of the Tokaido Shinkansen which links Japan's three principal metropolitan areas of Tokyo, Nagoya and Osaka in addition to the management of conventional railway centered on the Nagoya and Shizuoka areas. We have consistently prioritized maintenance of safe and reliable railway operations, working to provide convenient and comfortable services that satisfy our customers.

As a railway operator, JR Central is guided by two fundamental management principles.

First, we take a broad, long-term perspective on our business development. Since railway projects require massive investments and entail technological development programs with considerable lead times, the timeframe for recovering investments is extremely long. Therefore, rather than overemphasizing short-term profitability, we need to maintain a long-term strategic stance.

The Tokaido Shinkansen timetable was drastically revised in October 2003 to accommodate the opening of the new Shinagawa Shinkansen Station and the introduction of 270km/h operations for all Shinkansen trains. The revision substantially enhanced the core elements of the Shinkansen service, such as speed and convenience, ushering in a new era for the Tokaido Shinkansen. We have continued to revise its timetables to further improve customer convenience. These improvements include the provision of up to eight hourly *"Nozomi"* services (in each direction) that link Tokyo with Shin-Osaka in approximately 150 minutes in addition to an increase in the number of *"Nozomi"* trains directly linking the Tokyo metropolitan area with the Sanyo Shinkansen section, particularly between Tokyo and Hakata. Going forward, we aim to implement further improvements such as the large-scale introduction of the Series N700 trains, the refurbishment of Shin-Osaka Station including the provision of additional platforms, and the introduction of additional "Express Reservation" services based on IC technology. These improvements will further reinforce the competitive edge of the Tokaido Shinkansen. In addition, as JR Central has reached the important milestone of 20 years since its foundation, we have established the Tokaido Shinkansen 21st Century Division, with the aim of thoroughly investigating policies for comprehensively enhancing the Tokaido Shinkansen from a long-term perspective such that the Shinkansen may continually contribute to Japan's future social and economic development.

Furthermore, we are continuing our involvement in two major long-term projects. These are a topographical and geological survey in preparation for the Chuo Shinkansen national project and continued technical development with the aim of realizing the practical use of the Superconducting Maglev technology. In March 2005, the Maglev Technological Practicality Evaluation Committee under the Japanese Ministry of Land, Infrastructure and Transport (MLIT) acknowledged that the foundational technology for the Superconducting Maglev was established for practical application as a result of great progress in running tests and technological developments on the Yamanashi Maglev Test Line. We have been intending to continue efforts to enhance the level of the Superconducting Maglev technologies towards practical application by running tests for the further verification of long-term durability. Moreover, almost a decade has passed since we started the running tests on the Yamanashi Maglev Test Line. During this period, our Superconducting Maglev technologies as well as their peripheral technologies have been progressing dramatically. Based on this current situation, we are making a study on a renewal and an extension of the existing Test Line along the remaining sections of its full allotted course (i.e. the sections excluding the priority section from the full course in the "Construction Plan" for the Yamanashi Maglev Test Line approved by the Minister of Transport in June 1990) in order to capture the more beneficial achievement.

JR Central's second management principle is to provide the highest possible level of quality in our regular railway services.

Ensuring safe and reliable operations, in particular, is the basic tenet underlying our efforts to maintain and further improve transportation services. To this end, we have committed ourself to investing in infrastructure and in new technologies, as well as ensuring that our entire work force receives appropriate technical training.

To maintain and implement stable corporate management into the future, we must actively develop affiliated business areas to expand our revenue base. Further business expansion focuses on projects that fully utilize the locational advantage of our stations. Such projects include station building development, the promotion of stores on station premises and other projects that are expected to generate synergies with the railway business. Projects to be implemented according to this basic policy include the development of JR Central Shin-Yokohama Station Building (tentative name) and the realignment and reinforcement of retail tenants on station premises to coincide with the renovation of major stations. All business areas will be revamped to step up JR Central Group's overall capacity.

We need to implement these measures at the same time as achieving the early reduction of long-term debt and long-term payables and the strengthening of our financial condition. In the framework of JNR reform, JR Central was burdened with long-term debt and long-term payables totaling ¥5.5 trillion, which represented more than five times our railway operations revenues. Reducing the long-term debt and long-term payables at an early stage has been positioned as one of our most important corporate strategies. Maintaining this policy, we are committed to strengthening our financial condition and consolidating our business foundation.

Furthermore, it is a major corporate priority to find solutions to global environmental problems in the 21st century. In this context, railways will receive growing recognition as a means of transportation with little environmental impact. Fully aware of the implications for our own operations, we will promote the use of railway services and contribute to the protection of the environment by further enhancing attractiveness of railway as a mode of transportation.

As a result of the share repurchase implemented in April 2006, the Japanese government has now completed the sale of its entire shares in JR Central. JR Central fully realizes our responsibility for using our own resources to maintain and develop Japan's major transportation artery. By implementing management based on long-term perspectives we will work towards fulfilling our social responsibility and increasing shareholder value.

## Business Activities and Performance for the year ended March 31, 2006 (FY 2005 or FY 2006.3)

During the period, JR Central prioritized the fundamentals of railway operation: safe and reliable transportation. We strove to enhance our competitive edge and improve service, while also continuing to improve the operational skills of our personnel and to upgrade various facilities.

During the current period, the 2005 World Exposition, Aichi, Japan (Expo 2005 Aichi), was held in Aichi Prefecture. To deal with increased passenger ridership due to the Expo, JR Central revised the timetable in March 2005 to allow up to eight *"Nozomi"* services per hour. We also actively implemented extra train services and sold discounted round-trip tickets introduced especially for the Expo on both Tokaido Shinkansen and conventional lines. After Expo 2005 Aichi ended, JR Central worked to stimulate demand by rolling out tourist campaigns for various destinations including Kyoto. At the same time, we worked to increase passenger usage by further enhancing convenience through a number of measures including the expansion of the "Express Reservation" service to include Shin-Kobe Station on the Sanyo Shinkansen. In March 2006, we went on to further increase the convenience of *"Nozomi"* services directly linking the Tokaido and Sanyo Shinkansen by implementing another timetable revision. Further, in order to strengthen transportation infrastructure for the Tokaido Shinkansen, we introduced a new ATC (Automatic Train Control) system in March 2006. We have also conducted test runs of pre-mass production trainset Series N700 rolling stock and finalized specifications for the mass production trainset which will provide customers with a more comfortable and functional train interior.

In affiliated businesses, we further improved services across the group. For example, our group, including JR Nagoya Takashimaya and Nagoya Marriot Associa Hotel, provided visitors to Expo 2005 Aichi with a full range of products and services and steadily implemented the renovation of station facilities.

As a result of the above developments, passenger-kilometers during the first half of the fiscal year, during which passenger ridership increased due to Expo 2005 Aichi, rose 6.4% over the previous term, while passenger-kilometers for the second half of the fiscal year following the conclusion of Expo 2005 Aichi rose 3.1% over the previous term. Total passenger-kilometers for the whole year rose 4.8% over the previous term to reach 52,880 million passenger-kilometers. Consequently, consolidated operating revenues for the period increased 4.1% to ¥1,467.6 billion. Due to this increase in operating revenues and decrease in interest expenses following the reduction of long-term debt, consolidated net income grew 27.4% over the previous fiscal year to reach ¥122.4 billion, resulting in a net income per share of ¥54,560. Consolidated total long-term debt and long-term payables were reduced by ¥218.0 billion to an outstanding balance of ¥3,545.5 billion at the end of FY 2006.3.

On a non-consolidated basis, operating revenues rose 4.4% to ¥1,199.6 billion, net income increased 28.1% to ¥116.0 billion, and net income per share was ¥51,673. Non-consolidated total long-term debt and long-term payables at the end of FY 2006.3 were ¥3,455.7 billion, down ¥210.0 billion from a year earlier.

On April 5, 2006, JR Central repurchased approximately 268 thousand shares of its common stock in order to enable the pursuit of flexible capital strategies.

We raised the year-end dividend by ¥500 to ¥3,500 per share, resulting in an annual dividend of ¥6,500 per share. The decision was taken because our efforts to promote sales and increase passenger ridership through the rollout of various policies, and the influence of a favorable business environment, resulted in steady passenger ridership during the second half of the year, a period in which numbers had been expected to fall due to the end of Expo 2005 Aichi. We also took into consideration the completion of the sale of JR Central shares the government owned, a milestone achievement realized through the above share repurchase.

Going forward, we will continue to endeavor to further improve our performance in order to strengthen our managerial foundations and maintain stable dividends.

Chairman **Yoshiyuki Kasai**

President **Masayuki Matsumoto**

# Corporate Data

## Company Name

**Central Japan Railway Company (JR Central)**

## Established

April 1st, 1987

## Business

Railways business, related businesses

## Management Philosophy

**Contribute to community development by adhering to sound management principles**

**Provide modern, friendly, and reliable services**

**Establish a cheerful, fresh, and active corporate culture**

## General Principles of Safety

**Safety is the most important mission in transportation**

**Security is based on observance of rules and exact works and is constructed of ceaseless practice**

**Enforcement of confirmation and contact is most important for security**

**For security we should cooperate unitedly beyond our official responsibility**

**When we are open to doubt we should go a way to safe considering thoroughly**

## Basic Information on a Non-consolidated Basis

(As of the end of FY 2006.3)

| | |
|---|---|
| **Paid in Capital** | ¥112 billion |
| **Operating Revenues** | ¥1,199.6 billion |
| **Number of Shares Outstanding** | 224millions |
| **Share Listings** | Nagoya, Tokyo and Osaka |
| **Number of Shareholders** | 143,795 |
| **Number of Employees** | 15,422 |
| **Operating Kilometers** | 1,970.8 kilometers |
| **Number of Stations** | 402 |
| **Number of Rolling Stock** | 4,639 |
| **Double-and Multi-Tracked Section** | 55.1% (1,086.8km) |
| **Electrified Section** | 75.7% (1,491.7km) |
| **Centralized Traffic Control** | 97.5% (1,922.3km) |
| **Automatic Signaling System** | 97.8% (1,927.3km) |

## Head Offices and Other Offices

**Head Office**
JR Central Towers, 1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi 450-6101, Japan

**Tokyo Head Office**
JR Central Shinagawa Building -A Wing 2-1-85, Konan, Minato-ku, Tokyo 108-8204, Japan

**Conventional Lines Operations Division**
JR Central Taiko Building, Meieki 1-3-4, Nakamura-ku, Nagoya, Aichi 453-8520, Japan

**Shizuoka Branch Office**
4, Kurogane-cho, Aoi-ku, Shizuoka, Shizuoka 420-0851, Japan

**Mie Regional Office**
Ust-Tsu 12F, 700, Hadokoro-cho, Tsu, Mie 514-0009, Japan

**Iida Regional Office**
5356, Kami-Iida, Iida, Nagano 395-0000, Japan

**Shinkansen Operations Division**
Marunouchi Chuo Building, 1-9-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

**Kansai Branch Office**
Shin-Osaka Central Tower 7F, 5-5-15, Nishi-nakajima, Yodogawa, Osaka, Osaka 532-0011, Japan

**Washington D.C. Office**
900 17th Street, N.W., Suite 420, Washington, DC 20006, U.S.A.
Tel: +1-202-429-1900 Fax: +1-202-429-1917

**London Office**
Bucklersbury House, 83 Cannon Street, London EC4N 8NH, U.K.
Tel:+44-20-7213-0420 Fax: +44-20-7213-0429

**Sydney Office**
Suite 1901, Gateway, 1 Macquarie Place, Sydney, N.S.W., 2000, Australia
Tel: +61-2-9247-0900 Fax: +61-2-9247-0911

## Company History

| | |
|---|---|
| **April 1987** | Central Japan Railway Company (JR Central) is established. |
| **March 1988** | New stations are established on the Tokaido Shinkansen (Shin-Fuji, Kakegawa, Mikawa-Anjo).<br>JR Tokai Bus Company is established (now a consolidated subsidiary). In April automobile transport business was transferred to the company. |
| **March 1989** | New-model DMU is introduced to the "Hida" Express on the Takayama line. |
| **February 1990** | JR Central starts topographical and geological surveys along entire proposed route of the Chuo Shinkansen between Tokyo and Osaka following orders of the Minister of Transport. |
| **June** | JR Central applies to the Minister of Transport for the approval of plans to build the Yamanashi Maglev Test Line and approval is received. |
| **October 1991** | JR Central takes over the Tokaido Shinkansen facilities. |
| **March 1992** | The first *"Nozomi"* (Series 300) begins commercial operation on the Tokaido Shinkansen. |
| **July** | JR Tokai Hotels Co., Ltd. is established (now a consolidated subsidiary). |
| **December** | JR Central Department Store Co., Ltd. is established. Company name changed to JR Tokai Takashimaya Co., Ltd. in September 1997 (now a consolidated subsidiary). |
| **June 1994** | JR Central Building Co., Ltd. is established (now a consolidated subsidiary). |
| **April 1997** | Running tests start on the Yamanashi Maglev Test Line. |
| **October** | JR Central lists on the first section of the Nagoya, Tokyo and Osaka stock exchanges and also the Kyoto Stock Exchange (merged with the Osaka Stock Exchange in March 2001). |
| **March 1999** | New Series 700 is introduced to *"Nozomi"* on the Tokaido Shinkansen. |
| **December** | Construction of JR Central Towers is completed. |
| **March 2000** | JR Nagoya Takashimaya opens (operated by JR Tokai Takashimaya Co., Ltd.). |
| **May** | Nagoya Marriot Associa Hotel opens (operated by JR Tokai Hotels Co., Ltd.). |
| **March 2001** | JR Tokai Real Estate Co., Ltd. is established (now a consolidated subsidiary). |
| **December** | JR Central is excluded from the jurisdiction of the JR Law through the enactment of amendment to the JR Law. |
| **July 2002** | A new research center is constructed at Komaki City in Aichi Prefecture. |
| **October 2003** | The new Shinagawa Shinkansen station opens. The timetable is drastically revised by the upgrading of the maximum speed on all Tokaido Shinkansen trains to 270km/h. |
| **July 2005** | The Japan National Railways (JNR) Settlement Headquarters, an independent division within the Japan Railway Construction, Transport and Technology Agency (JRTT), sells 600,000 shares in JR Central. |
| **March 2006** | New Automatic Train Control (ATC) system is introduced into the Tokaido Shinkansen. |
| **April** | JR Central repurchases 268,686 shares of its common stock following a resolution of the Board of Directors as authorized under the company's Articles of Incorporation.<br>The JNR Settlement Headquarters within the JRTT completes the sale of its entire shares in JR Central by selling 286,071 shares of common stock of the company. |


April 1,1987 Establishment of JR Central


April 3,1997 Superconducting Maglev running tests begin


October 8,1997 Shares are listed on the Nagoya, Tokyo, Osaka, and Kyoto Stock Exchanges


December 20,1999 Construction of JR Central Towers is completed


October 1,2003 The Shinagawa Shinkansen Station is opened

# Corporate Data

## Organization Chart

(As of July, 2006)



Board of Directors
Chairman
President
Corporate Auditors
Board of Corporate Auditors
Secretarial Department
Corporate Planning Division
General Technology Division
Tokaido Shinkansen 21st Century Division
Audit Department
Public Relations Department
Administration Department
Legal Affairs Department
Personnel Department
Finance Department
Property Management Department
Marketing Division
Business Promotion Division
Construction Department
Transportation Safety Department
Overseas Offices Washington D.C., London, Sydney
Employee Training Centers
Nagoya Central Hospital
Health Care Center
Administration Management Center
Conventional Lines Operations Division
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Engineering Department
Shizuoka Branch Office
Mie Regional Office
Iida Regional Office
Shinkansen Operations Division
Planning Department
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Tracks and Structures Department
Electrical Engineering Department
Kansai Branch Office

## Board of Directors, Corporate Auditors and Corporate Officers

(As of July, 2006)



**Yoshiyuki Kasai**
Chairman



**Masayuki Matsumoto**
President



**Masataka Ishizuka**
Executive Vice President



**Yoshiomi Yamada**
Executive Vice President



**Akira Nakagawa**
Executive Vice President

### Board of Directors and Corporate Auditors

**Chairman**
Yoshiyuki Kasai*

**President**
Masayuki Matsumoto*

**Executive Vice Presidents**
Masataka Ishizuka*
Yoshiomi Yamada*
Akira Nakagawa*

**Senior Executive Directors**
Koushi Akutsu
Takao Innami
Toyonori Noda

**Executive Directors**
Kouei Tsuge
Mitsuru Nakamura
Masayuki Kono
Junichi Hirasawa

**Directors**
Shin Kaneko
Naotoshi Yoshikawa
Haruo Goto
Katsumi Miyazawa
Yukihiro Masuda
Fujio Cho
Shunichi Kodama
Kenji Koroyasu

**Corporate Auditors**
Tadahiko Nakamura
Mitsuhiko Koga
Toshiaki Araya
Hironori Aihara
Toshitaka Hayakawa

*Representative Director

### Corporate Officers

**Corporate Executive Officers**
Tsutomu Morimura

**Corporate Officers**
Takashi Ono
Osamu Nakayama
Masaki Seki
Teruo Kachi
Kazumasa Ishizu
Akira Sugimoto
Sumio Kudo
Tadashi Morishita
Noriyuki Shirakuni
Takatoshi Yoshida
Tsutomu Yamamori
Yutaka Osada
Hideo Izumi

## Corporate Data

### Operating Area

The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka. The company also operates a network of 12 conventional lines centered on the Nagoya and Shizuoka areas.



Hokkaido Railway Company
SAPPORO
Japan: Area: 380,000 km²
Population: 127 million
Source: Residential Register (Data as of 2005.3)
JR Central
Other JR
Shinkansen
Conventional Railway
0
500 km
HACHINOHE
NIIGATA
East Japan Railway Company
NAGANO
West Japan Railway Company
Kyushu Railway Company
HIROSHIMA
OKAYAMA
KYOTO
NAGOYA
TOKYO
HAKATA
TAKAMATSU
SHIN-OSAKA
SHIZUOKA
SHIN-YATSUSHIRO
Shikoku Railway Company
KAGOSHIMACHUO
Shinjuku
Shibuya
Tokyo
Shinagawa
Shin-Yokohama



Inotani
Takayama Line
Shiojiri
Tatsuno
Chuo Line
Taita Line
Mino-Akasaka
Mino-Ota
Gifu
Ogaki
Tajimi
Maibara
Nagoya
Kansai Line
Obu
Kyoto
Kameyama
Taketoyo
Taketoyo Line
Toyohashi
Tokaido Line
Shin-Osaka
Meisho Line
Matsusaka
Sangu Line
Ise-Okitsu
Taki
Toba
Kisei Line
Shingu
Tokaido Shinkansen
Iida Line
Kofu
Minobu Line
Gotemba Line
Fuji
Numazu
Atami
Shizuoka
Kozu
Tokyo
Shinagawa
Shin-Yokohama


■**Operating Kilometers**

| | |
|---|---|
| **Tokaido Shinkansen** | **552.6km** |
| **Conventional Railway** | |
| Tokaido Line | 360.1km |
| Gotemba Line | 60.2km |
| Minobu Line | 88.4km |
| Iida Line | 195.7km |
| Taketoyo Line | 19.3km |
| Takayama Line | 189.2km |
| Chuo Line | 174.8km |
| Taita Line | 17.8km |
| Kansai Line | 59.9km |
| Kisei Line | 180.2km |
| Meisho Line | 43.5km |
| Sangu Line | 29.1km |
| **Subtotal** | **1,418.2km** |
| **Total** | **1,970.8km** |

***Consolidated Operating Revenues Composition***



Other Services **4.0%**
Real Estate **2.6%**
Merchandise and Other **12.5%**
Transportation **80.9%**


***Non-Consolidated Operating Revenues Composition***



Affiliated Businesses **0.7%**
Miscellaneous **4.6%**
Conventional Railway **8.8%**
Tokaido Shinkansen **85.9%**


FY 2006.3 data

## Transportation Service

### Providing Services Customers Will Choose

**We are working to improve our services by increasing speed and comfort through the establishment of easy-to-use timetables, improvement of facilities, and the introduction of new rolling stock.**



▲Shinkansen train (Series 700)

**■Tokaido Shinkansen Passenger-Kilometers and Japan's GDP**



(100 million passenger-kilometers)
600
500
400
300
200
0
GDP(¥ trillion)
324
396
478
490
543
286
321
405
389
438
'82.3
'88.3
'94.3
'00.3
'06.3
GDP
Passenger-kilometers(JNR)
Passenger-kilometers (JR Central)


Sources: GDP: Annual Report on National Accounts

# Tokaido Shinkansen

Since its inauguration in 1964, 4.4 billion people have used the Tokaido Shinkansen, the transportation artery linking Japan's three largest metropolitan areas, Tokyo, Nagoya, and Osaka. The Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision over 40 years of commercial train operations. The average delay from schedule per departure was a mere 0.6minutes in FY 2006.3. These statistics clearly illustrate the impeccable safety and reliability demonstrated by the Tokaido Shinkansen.

During FY 2006.3, JR Central revised the timetable in March 2005 to allow up to eight *"Nozomi"* services per hour. We also actively implemented extra train services and offered discounted round-trip tickets introduced especially for Expo 2005 Aichi on both Tokaido Shinkansen and conventional lines. After Expo 2005 Aichi ended, we worked to stimulate demand by rolling out tourist campaigns for various destinations including Kyoto. At the same time, we worked to increase passenger usage by further enhancing convenience through a number of measures including the expansion of the "Express Reservation" service to include Shin-Kobe Station on the Sanyo Shinkansen. In March 2006, we went on to further increase the convenience of *"Nozomi"* services directly linking the Tokaido and Sanyo Shinkansen by implementing another timetable revision. Further, in order to strengthen transportation infrastructure for the Tokaido Shinkansen, we introduced a new ATC (Automatic Train Control) system in March 2006. We have also conducted test runs of pre-mass production trainset Series N700 rolling stock and finalized specifications for the mass production trainset which will provide customers with further comfortable and functional space in the train interior.

These measures have boosted passenger use of *"Nozomi"* in FY 2006.3, increasing the passenger-kilometers by 5.3% to 43,777 million and railway operations revenues by 5.0% to ¥1,030.4 billion compared to the previous fiscal year.

### Japan's Principal Transportation Artery

As the principal transportation artery linking Tokyo, Nagoya, and Osaka, Japan's major metropolitan areas, the Tokaido Shinkansen has seen its passenger-kilometers increase concurrent with Japan's GDP growth. The Tokaido Shinkansen transported approximately 393 thousand passengers per day during FY 2006.3.



### Timetable Revisions in October 2003 / March 2005

In October 2003, JR Central celebrated the simultaneous achievements of the upgrading of the maximum speed on all trains to 270km/h and the completion of the new Shinagawa Shinkansen Station, leading to the drastic timetable revision of the Tokaido Shinkansen. This revision allowed up to seven *"Nozomi"* services per hour (in each direction), significantly improving the Shinkansen's transportation service, such as speed and convenience. Further, we boosted transportation capacity during peak hours by allowing up to eight *"Nozomi"* services per hour through timetable revision in March 2005. In addition, we further improved timetable convenience by increasing the *"Nozomi"* services directly linking the Tokaido and Sanyo Shinkansen sections, which include services between Tokyo and Shin-Kobe/Okayama. As a result of these measures, passenger ridership on the Tokaido Shinkansen has remained strong since the timetable revision was implemented in October 2003.

### March 2006 Timetable Revision

In March 2006 JR Central implemented a timetable revision with the principal aim of drastically improving convenience for passengers traveling from the Tokyo/Yokohama and Nagoya areas to Kyushu. The revision increased the basic number of Tokaido Shinkansen daily departures from 295 to 301. In addition to the timetable revision, we have flexibly implemented additional extra train services principally in periods and timeslots where passenger usage is concentrated.

○Increasing *"Nozomi"* services directly linking the Tokaido and Sanyo Shinkansen sections

- Allowing two *"Nozomi"* services an hour between Tokyo and Hakata throughout the day (33 departures/day → 52 departures/day)
- Allowing three *Nozomi* services an hour between Tokyo and Hiroshima in peak periods (63 departures/day → 68 departures/day)
- Allowing passengers to spend longer in the Tokyo Metropolitan area and Sanyo/Kyushu areas (The final *"Nozomi"* of the day from Shin-Osaka to Tokyo now originates in Hakata)
- Increase in early-morning and late night trains between Himeji/Shin Kobe-Tokyo

○Increasing nonsmoking cars on all trains

- The number of nonsmoking cars has increased from 11 to 12 of the 16 car trains (Percentage of nonsmoking cars has increased from 69 % to 75%).



**■Tokaido Shinkansen Data**

| | |
|---|---|
| ○Total daily number of trains | 301 |
| ○Average daily passenger ridership | 393 thousand |
| ○Yearly passenger ridership | 144 million |
| ○Maximum operating speed | 270km/h |
| ○Average delay from schedule per departure | 0.6 minutes* |

* Including delays due to uncontrollable causes, such as natural disasters

**■Tokaido Shinkansen Service** *(Nozomi, Hikari, Kodama)*

| | Tokyo~Shin-Osaka, time required | Tokyo~Shin-Osaka, reserved seat fare/surcharge *1 | Number of non-reserved seat cars |
|---|---|---|---|
| ***Nozomi*** | Approx. 2 hr 30 min | ¥14,050 | 3 |
| ***Hikari*** | Approx. 3 hr | ¥13,750 | 5 |
| ***Kodama*** | Approx. 4 hr | ¥13,750 | 10*2 |

*1 Non-reserved seats are all ¥13,240 *2 May vary by train

Stops

*Nozomi*:Shinagawa and Shin-Yokohama stations (or either one of them) and Nagoya, Kyoto

*Hikari*:Same as Nozomi, plus a few additional stations

*Kodama*:Every station

**■Tokaido Shinkansen Daily Departures**


Kodama
Hikari
Nozomi
(Trains / day)
300
250
200
150
100
50
0
235
278
283
285
301
91
144
96
182
85
164
34
87
145
53
81
64
156
'87.4
'91.4
'96.4
'01.4
'06.4

Note: Departures shown are as of the beginning of each month, and exclude extra trains

# Transportation Service



▲Series N700



▲Seats of Series N700



▲Cover-All Hood



▲Smoking Room

## Next Generation Shinkansen the Series N700

JR Central and JR West are jointly developing the next-generation Shinkansen rolling stock Series N700. With a maximum speed of 270 km/h for the Tokaido section and 300 km/h for the Sanyo section, the Series N700 will increase the speed on curves by adopting a body inclining system for the first time in Japan's Shinkansen history and improve acceleration performance. In addition, we are aiming to improve ride quality including comfort and quietness, make environmental adaptations and achieve drastic savings in energy consumption. We have succeeded in reducing power consumption on the Series N700 by 19% compared to the Series 700 through measures including a cover-all hood completely enclosing the gap between each car. We have been conducting running tests with a pre-mass production trainset since April 2005, ahead of the scheduled launch of commercial operation in summer 2007.

## Specifications for the Series N700 mass production trainset

Along with starting new services that introduce the latest technology, the Series N700 will offer an "even more comfortable interior space" that meets the various needs of our customers. Specifications for the mass production trainset to be produced by both JR Central and JR West, including specifications for the internal environment, are shown below.

1. Offering a Relaxing, Comfortable, and Quality Cabin Environment
   - ○"Enhanced riding comfort" through the installation of an advanced semi-active suspension system on all cars
   - ○"Quiet Passenger Cabin" with the adoption of a cover-all hood, a first for Japan
   - ○"Completely separating smoking and nonsmoking sections" by making all seats nonsmoking and installing smoking rooms
   - ○"Improvement of First class 'Green car' quality" by adopting new seats that greatly improve sitting comfort and functionality
   - ○"Increasing the width of seats in regular cars"
2. Offering the Ultimate Internal Environment for Businesspeople
   - ○"Increasing the number of outlets for mobile devices"
   - ○"Making seatback tables large enough for note PCs"
   - ○Improving quietness in vestibules, and "realizing an ultimate conversing environment (for mobile telephone users)"
   - ○Aiming to perfect an "Internet environment" that enables use during high-speed operation (on the Tokaido section at present)
3. Perfecting Train Services so that Passengers Can Feel Even More Comfortable
   - ○"Enlarging information displays" for onboard electronic news caption
   - ○"Enlarging multipurpose toilet space" and establishing facilities for ostomates for the first time on a Shinkansen train
   - ○"Enlarging the size of luggage racks" and enabling them to fit carry-ons
   - ○"Establishing security cameras on vestibules" in order to improve train security

## Plans for introducing the Series N700

From fiscal 2007, Series N700 trainsets will be introduced sequentially for *"Nozomi"* services directly linking the Tokaido and Sanyo sections. JR Central plans a concentrated introduction of 42 trainsets over the three years starting from fiscal 2007. When combined with the 12 trainsets JR West is planning to introduce, all *"Nozomi"* trainsets directly linking the Tokaido and Sanyo sections are scheduled to be Series N700 trains by fiscal 2009. We are considering the continued introduction of Series N700 trainsets from fiscal 2010 and onwards.

## Investment in Stations for Further Convenience and Comfort

In order to offer further convenience and comfort at stations, JR Central is improving passenger-related facilities, such as changing station layouts to make ticket offices more accessible, upgrading waiting rooms for passengers, and conducting renewal of retail tenants on station premises. During FY 2006.3, passenger facilities were improved at major stations including Tokyo, Shin-Yokohama, Shizuoka, Nagoya and Kyoto. Furthermore, in order to further improve the transport infrastructure of the Tokaido Shinkansen, we are pursuing a plan to refurbish Shin-Osaka Station, including an increase in the number of platforms, in addition to implementing the construction of a new station between Maibara and Kyoto. JR Central reached an agreement on this new station with the municipal governments such as Shiga prefecture and Ritto city, after the company examined the project requested by them. Ongoing construction works are pursuant to this agreement under which these municipal governments will pay for the cost of constructing the new station.

# Conventional Railway

JR Central operates a network of twelve conventional lines, which form a common network with the Tokaido Shinkansen. These lines have contributed substantially to the development of communities and the regional economy around Nagoya and Shizuoka areas.

During FY 2006.3, we provided transport services consistent with the characteristics of our lines and area as well as successfully completed the operation of an Expo Shuttle for Expo 2005 Aichi which offered a direct link between Nagoya and Banpaku Yakusa Station on the Aichi Loop Line, the closest station to the Expo site. We also introduced and offered reasonably-priced round-trip tickets for Expo 2005 Aichi for passengers on the Tokaido Shinkansen and conventional lines. Consequently, passenger kilometers rose by 2.0% compared to the previous fiscal year to reach 9,103 million passenger kilometers while railway operations revenues grew 1.4% over the previous fiscal year to reach ¥105.7 billion.

## Development of Conventional Railway

The annual passenger ridership on JR Central's conventional railway network has increased by more than 20% since the establishment of JR Central, reflecting the success of various measures, including the introduction of faster and more modern rolling stock, an increase in the frequency of trains, and the installation of air conditioning on all trains.

One measure that has proved especially popular is the introduction of "Wide View" rolling stock on limited express trains. We have synchronized the timetables of both Tokaido Shinkansen and conventional lines limited express to create an integrated network of the Tokaido Shinkansen and Wide View trains. Commuters have benefited from the increased frequency of local trains during peak-demand morning and evening periods and from the introduction of expanded rapid-train services that reduce travel times. Moreover, train intervals have been adjusted to realize equally spaced departures, in order to provide timetables that better serve passenger needs.

Going forward, we intend to start the operation of 204 Series 313 trainsets from summer 2006 and onwards, as part of our efforts to promote transportation systems consistent with the characteristics of our lines and area. We are also working towards the introduction of "TOICA" IC card service, in the Nagoya region in November 2006 and in the Shizuoka region from fiscal 2007.

**■Daily Departures**

**●Local Trains** (Trains / day)



2,000
1,500
1,000
500
0
'87.4
'91.4
'96.4
'01.4
'06.4


**●Express Trains** (Trains / day)



150
120
90
60
30
0
'87.4
'91.4
'96.4
'01.4
'06.4


Note: Departures shown are as of the beginning of each month, and exclude extra trains

**■Conventional Railway Ridership** (million passengers)



400
300
200
100
0
Total
301
380
395
377
382
Commuter Passes
189
238
253
240
242
Ordinary Tickets
112
141
143
137
141
FY '88.3
'92.3
'97.3
'02.3
'06.3




▲Series 383



▲Series 313

# Safety and Reliability

## Initiatives for Securing and Enhancing Safety

**JR Central believes that ensuring safe and reliable transport is the fundamental principles of the railways business, and has worked since its inception to improve its systems and introduce the latest technology for its rolling stock and equipment. We continually improve our ability to respond rapidly to all situations including emergencies through the education and training of train drivers and facility maintenance engineers in addition to the implementation of practical training based on various types of simulated accidents or disasters.**

■**Safety-Related Investments** (Non-consolidated)



(Billions of Yen)
200
150
100
50
0
174
157
128
111
87
71
68
39
FY '88.3
'91.3
'96.3
'01.3
'06.3
Total Capital Investments
Safety-Related Investments


■**Train Accidents**



60
45
30
15
0
'88.3
'91.3
'96.3
'01.3
'06.3
Number of overall train accidents
Number of railway crossing accidents


### Policies for Ensuring and Enhancing Safety

We have carefully implemented a wide range of safety-related capital investment including the upgrading of ATC (Automatic Train Control) and CTC (Centralized Traffic Control) systems for the Tokaido Shinkansen, the introduction of CTC on conventional lines, safety and disaster prevention measures including the upgrading of safety devices on level crossings and the strengthening of embankments and bridges, the improvement of electrical facilities and the replacement of rolling stock. Further, note that although JR Central of course appropriately implements various inspections of structures including tunnels and bridges, the company is also developing more efficient and effective inspection methods and has continually introduced various inspection equipment and systems. As described above, we have worked actively since our founding to promote passenger safety and has spent an average of approximately 60% of our total non-consolidated capital investment on safety-related investment.

Of ¥128.3 billion for total non-consolidated capital investments in FY 2006.3, we spent ¥68.9 billion (54%) on such safety-related investments.

### Trends in Accident Numbers

JR Central works to prevent accidents by placing top priority on ensuring safe and reliable transportation. On conventional lines, in order to prevent the particular risk of a serious accident occurring at a level crossing, we have improved our hardware by installing various level crossing safety devices and strengthening the functionality of the ATS (Automatic Train Stop) system. As a result of these efforts, the number of railway accidents during fiscal 2005 was 21, which represents an accident rate of less than 40% the initial accident rate at the time the company was founded.

### Preparing for Natural Disasters

JR Central has made consistent efforts to maximize safety of the Tokaido Shinkansen in the event of an earthquake including the introduction of the "Earthquake Rapid Alarm System" in 1992 and other measures to improve the earthquake resistance of structures as prescribed by legislation enacted after the Great Hanshin-Awaji Earthquake in 1995. In February 1999, we established the second General Control Center for the Tokaido and Sanyo Shinkansen in Osaka so as to provide an effective backup system for controlling

■**Train Control System in the Case of Earthquakes**



Tokai General Control Center
General Control Center of Tokaido-Sanyo Shinkansen
Train Radio
Transmit train to stop
Relay Station
Substation
Seismometer
Detector
S Wave
P Wave
Epicenter

train operations in order to improve emergency risk management capability. On conventional lines, we have strengthened facilities through work including engineering work to prevent bridge collapse and earthquake-resistant reinforcement of elevated track columns, in addition to the reinforcement of embankments and introduction of a Conventional-line Earthquake Information Communication System.

We have introduced new measures including the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)", completed in August 2005, which reduces the amount of time required from earthquake detection to alarm issuance from three to two seconds. Further, in May 2006, concurrent with the replacement of seismometers alongside railway lines, we changed our index for deciding when to restart train operations following an earthquake into the "measured seismic intensity" scale which correlates highly with damage to buildings. Furthermore, in September 2007, we will further strengthen the functions of the Earthquake Disaster Prevention System by increasing the number of TERRA-S detection points and seismometers alongside railway lines in order to increase the speed of earthquake detection. This will allow trains to reduce their speed more rapidly following the occurrence of an earthquake. In addition, the scope of post earthquake patrols can be further subdivided to reduce the amount of time required to restart trains.

After the Great Hanshin-Awaji Earthquake in 1995, the entire Tokaido Shinkansen line was surveyed for earthquake resistance, and some elevated track columns were deemed to require reinforcement. We are already implementing the required work ahead of schedule. Additionally, we have been working to reinforce all the elevated track columns between Mishima and Toyohashi Stations, which were designated as requiring reinforcement since the "expected wave patterns" for a future Tokai Earthquake published by the Japanese government in May 2003 suggest ground motion in this area could be particularly strong. We are also making steady progress in implementing the quake-resistant reinforcement of embankments.

JR Central is also devising measures to minimize the impact of other natural disasters on its railway operations, including training for the rapid communication of information in accordance with prescribed communication network. To protect railway lines from rain, wind, snow and other inclement weather, we are improving related facilities including embankments and cutting slopes in addition to installing and improving facilities and devices for the prevention and detection of falling rocks. Additionally, in extreme situations when wind speeds or rainfall exceeds certain levels, operations are restricted to guarantee safe transportation.

### Further Enhancing Safety Measures on Conventional Lines

JR Central is currently working toward the further enhancement of safety measures on conventional lines. In FY 2005, we introduced additional ATS-ST devices, which include a speed scanning function, at a total of 48 curves. We will also begin the gradual introduction of approximately 204 new Series 313 cars from summer 2006. In another step to improve safety, we will equip the driver's cabin of all conventional line trains with an operation data recorder and emergency train stop device by the end of FY 2008.3. We also introduced training simulators for all drivers by July 2006 in order to further improve driver performance.

### Education and Training

To ensure safe and reliable transportation, JR Central implements safety education and training for its train drivers and engineers working on facilities maintenance. In particular, we regularly confirm the knowledge and skills of train drivers in order to be thoroughly prepared to maintain safety. We also work to strengthen our ability to respond to accidents by holding training sessions that simulate actual accidents, such the simulated repair of derailed rolling stock, as well as training and competitions that include the repair of track, power cable and signal facilities.

**■Locations of TERRA-S Detection Points**


Maizuru
Tsuruga
Neo
Nishi-Ibaraki
Sayama
Harima
Kitaena
Minobu
Shimofusa
Okumikawa
Tanzawa
Gozaisyo
Kawane
Shizuoka
Futtsu
Awazi
Kongozan
Shimoda
Ise
Omaezaki
Shingu
Detection point (Installed)
Detection point (additionally)

Additional detection points will be installed by September 2007



▲TERRA-S: Detection device



▲Driving simulators

■Operating Management System of Shinkansen


Shinkansen General Control Center
CIC
Centralized Information Control
COMTRAC
COMputer-aided TRAffic Control
CSC
Centralized Substation Control
PRC
Programmed Route Control
MAP
Man-Machine Advanced Processor
EDP
Electronic Data Processing
SMIS
Shinkansen Management Information System
CTC
Centralized Traffic Control
PIC
Passenger Information Control
ATC
Display panels / Automatic announcement system

■Comparison between New ATC and Previous ATC


(km/h)
270
230
170
30
0
New ATC
Previous ATC
Preceding train

# Tokaido Shinkansen

## Shinkansen Operation System

The safe and punctual operation of the Tokaido Shinkansen is supported by the Shinkansen Operation System which accurately controls of vast volumes of data to integrate transportation systems and ensure the maintenance of total safety. The General Control Center of the Tokaido and Sanyo Shinkansen, monitors in real-time the operational status of trains and the utilization of facilities through various systems centered around the COMputer-aided TRAffic Control system (COMTRAC*). Further, the control center supports the safe and reliable operation of the Shinkansen by comprehensively directing the operational status of trains and the utilization of facilities through various directives relating to transportation, usage, facility, electrical power and signal communications.

* COMTRAC

COMTRAC is the system that controls train routes and the allocation of staff supervising operations (drivers and conductors) and rolling stock. Based on the computer input of data prescribing the operational conditions for each train (such as departure and arrival at each station, departure and arrival platform, order of departure) the system can continually monitor the status of all trains in operation.

## ATC (Automatic Train Control) System

The ATC system continually displays a signal to the driver showing the train's maximum permitted speed which varies according to the distance to the train in front and route settings. If the train exceeds the displayed speed, the ATC automatically applies the brake to bring the train's speed back within the permitted range.

With the existing Tokaido Shinkansen ATC ground equipment due to be renewed shortly, we developed a new ATC system that uses micro-electronic technology to enhance reliability. The system was introduced in March 2006.

Unlike the existing "multi-step" brake control system, the new system is "one-step" brake control system that ensures smoother "one-step" braking from full speed to a complete stop.

This improves passenger comfort, facilitates flexible timetable scheduling and raises system reliability.

## Doctor Yellow

JR Central runs a multipurpose inspection train, known as Doctor Yellow, to test the Shinkansen's electrical facilities and track. This train, which is based on the Series 700, is equipped with the latest devices to efficiently conduct high precision measurements at speeds of 270 kilometers an hour, and it therefore plays an important role in supporting the safety and reliability of the Tokaido Shinkansen.



▲High-Speed Multipurpose Inspection Train (Doctor Yellow)

# Conventional Railway

## Conventional Line Operation System

JR Central's 12 conventional lines are controlled from three control centers including the Tokai General Control Center. Each of the centers collects a wide range of information, including information on train position, station signals, power supply and signal communications, to monitor the operational status of trains and the utilization of facilities 24 hours a day.

## Centralized Traffic Control

The CTC system efficiently controls train operations through the centralized remote-control of station signals. The system is also equipped with functions for real-time monitoring of the operational status of trains. By using the CTC system, JR Central is able to manage train and station information at its control centers. Such centralization allows orders and directives to be issued more rapidly than for a standard train control system, not only in ordinary situations but also in emergency situations. And JR Central has implemented the CTC system on almost all of its lines, thus ensuring reliable train management.

## ATS: Automatic Train Stop

ATS is a system for automatically applying the train's emergency brake in situations where the train risks overrunning. JR Central has continually expanded the functionality of its ATS system. For example, on all lines we have introduced ATS-ST systems which immediately apply the emergency brake if the train passes over an ATS ground coil immediately when a station signal or departure signal indicates that the train should stop. The ATS-ST system also contributes to further increases in safety through functions including its speed detection function through which the system immediately applies the emergency brake if the train exceeds a designated speed. To further promote safety on conventional lines, when the time comes to replace the current ATS-ST systems due to deterioration, we will replace the systems not with another ATS-ST system, which works by controlling the train at certain points, but with a ATS-PT system, which exerts continual control over the train's speed. We plan to introduce the ATS-PT system by fiscal 2010 on the Tokaido line (Atami-Maibara), Chuo Line (Nagoya-Nakatsugawa), Takayama Line (Gifu-Mino-Ota), Kansai Line (Nagoya-Kawarada) - and on all lines by fiscal 2011.

## Doctor Tokai

As for the maintenance and management of railway tracks and electrical facilities, the use of the "Doctor Tokai" multiple inspection train, introduced in 1997, has enabled the efficient and early monitoring of facility conditions. Following on from Doctor Tokai's long track record of steady and reliable inspections for approximately ten years, JR Central introduced an additional track inspection train, known as Doctor II, in April 2006. The new train is equipped with the latest technology, and will allow us to further improve our ability to carry out a frequent high precision track testing.

**■CTC Area**



Inotani
Shiojiri
Takayama Line
Chuo Line
Tatsuno
Mino-Akasaka
Mino-Ota
Ogaki
Gifu
Kofu
Maibara
Tajimi
Iida Line
Tokyo
Kyoto
Nagoya
Minobu Line
Gotemba Line
Kameyama
Kansai Line
Obu
Shin-Osaka
Taketoyo Line
Toyohashi
Fuji
Numazu
Atami
Kozu
Meisho Line
Taketoyo
Shizuoka
Matsusaka
Ise-Okitsu
Taki
Sangu Line
Tokaido Line
Tokaido Shinkansen
Kisei Line
Toba
Shingu
CTC system completion area


**■Comparison between ATS-ST and ATS-PT**



Driver is warned and must react within five seconds
Station signal
Ground coil
(Alarming point)
Ground coil
(Speed check)
Ground coil below signal
(Immediate stop)
Braking Pattern
Station signal
Ground coil
(Pattern generation)


**■Introduction of ATS-PT**



Inotani
Shiojiri
Takayama Line
Chuo Line
Tatsuno
Mino-Akasaka
Mino-Ota
Nakatsugawa
Kofu
Ogaki
Gifu
Maibara
Iida Line
Minobu Line
Tajimi
Kansai Line
Kyoto
Kawarada
Nagoya
Gotemba Line
Obu
Kameyama
Taketoyo Line
Toyohashi
Fuji
Kozu
Shin-Osaka
Numazu
Atami
Meisho Line
Taketoyo
Shizuoka
Matsusaka
Ise-Okitsu
Taki
Sangu Line
Tokaido Line
Kisei Line
Toba
Shingu
To be introduced by fiscal 2010
To be introduced by fiscal 2011




▲Series 313

# Sales and Marketing

## Providing a More Convenient Service

**We are aiming to improve customer satisfaction by introducing a reservation system that utilizes information technology, offering customers the opportunity to buy various special tickets and by implementing various measures to stimulate travel demand.**



▲Shinkansen seat reservation via mobile phone(Booking screen)



▲Users of "Express Reservation" service can quickly receive tickets from the ticket machines for members only

■"Express Reservation" service



Membership (Thousands)
Usage (Daily average on weekdays) (Thousands)
500
400
300
200
100
0
50
40
30
20
10
0
Membership
Usage
220
2
14
20
29
'03.3
'04.3
'05.3
'06.3




▲Verification test of the "Express Reservation" IC card service

### Service Expansion for "Express Reservation"

JR Central is in the process of rolling out the "Express Reservation" service, which makes use of the latest IT, to enable passengers to make maximum use of the frequency of the Tokaido Shinkansen. The "Express Reservation" service lets passengers use their mobile phones or personal computers to make or modify reservations on the Tokaido Shinkansen allowing them to pick up their tickets at an automatic ticking vending machine without having to line up at a ticket office window. The system is effective in reducing total passenger travel time. Not only does the system allow passengers to change their reservations as many times as they like in accordance with their schedule demands, but it also allows passengers to book an ordinary reserved seat at an even lower price than that of a regular non-reserved seat. As such, the service offers passengers the most convenient method of using the Tokaido Shinkansen, and the number of passengers using the system is increasing steadily.

We have been continuing to enhance the service for frequent users of the "Express Reservation". Examples include the "Express Reservation Green Program", a service under which customers can collect points each time they use the "Express Reservation" service and use the First Class "Green Car" for the same price as a regular ticket once they have collected a certain number of points. Furthermore, in July 2006, the "Express Reservation" service is expanded to cover all Tokaido and Sanyo Shinkansen trains (Tokyo-Hakata) and passengers holding the J-WEST card (Express) issued by JR West are able to use the service. We are continuing these measures to increase the convenience and expand the usage of the "Express Reservation" service together with JR West, in order to further enhance the competitiveness of the Tokaido and Sanyo Shinkansen.

### Rollout of New Services Using IC Technology

The "Express Reservation" service is particularly popular with customers who use the Tokaido Shinkansen regularly. However, JR Central is working towards the introduction of even more appropriate service systems for the next generation of our business. In fiscal 2007, we are planning the commercial introduction of the "Express Reservation" IC card service, which will use IC technology to allow customers to board the Tokaido Shinkansen more smoothly without having to collect tickets from ticket vending machines at stations.

Additionally, we are planning to introduce an IC service for conventional lines which will use IC card tickets, known as "TOICA". The service is scheduled for introduction in the Nagoya region from November 2006 and in the Shizuoka region from fiscal 2007. Together with the "Express Reservation" IC card service, "TOICA" will further enhance customer convenience.

■TOICA (Tokai IC Card)



30003
名古屋 ↔ 岐 阜

## Designing Products that Are Easier to Use

To further make the Tokaido Shinkansen even more convenient for passengers, members of the "Express Reservation" service are eligible to buy "Express Hayatoku" tickets which can be purchased up to three days prior to departure and provide further discounts on *"Hikari"* services on major lines of JR Central and on *"Nozomi"* services leaving between 06:00 and 07:00. JR Central offers a wide range of products, in addition to the "Express Reservation" service, to deliver convenient passenger access to the Tokaido Shinkansen. Repeat users can purchase "Shinkansen multi-trip tickets" that can be used for either reserved or non-reserved seats on all the *"Nozomi"*, *"Hikari"* and *"Kodama"* trains. Further, we offer "Hayatoku" discount tickets that must be purchased at least seven days in advance, for non-business passengers traveling for sightseeing or other occasions. To take maximum advantage of the available transport capacity, we are expanding the product lineup, offering reasonably-priced tour packages to encourage the use of *"Hikari"* and early morning *"Nozomi"* trains, which have relatively excess capacity at present.

## Measures to Stimulate Tourism Demand

JR Central has continued the "Kyoto & Nara Campaign", introducing Japan's top tourism destinations dotted along the Tokaido Shinkansen to raise tourism-related railway demands. The number of people visiting Kyoto by railway is increasing year after year.

"JR Central 50+ (Fifty-Plus)" is a membership-based travelers' service that offers attractive and reasonably-priced tour packages to customers 50 years of age and older. There are no registration or membership fees. Offering the member-exclusive original tours to not only members themselves, but also their travel companions regardless of age under the same conditions, "JR Central 50+" has received registration applications by larger-than-expected numbers of customers.

We provide a diverse range of attractive tour packages in cooperation with travel agencies. In addition to transporting passengers to tourist sites along JR Central's lines, such as Kyoto, Nara, Ise and Tokyo, we are also working, together with JR West, to leverage the increased transportation capacity of *"Nozomi"* services directly linking the Tokaido and Sanyo Shinkansen, through the implementation of tourist campaigns for various areas from the Tokyo metropolitan area to the Sanyo area, or from the Nagoya to the Kyushu area.

■"JR Central 50+(Fifty-Plus)"



Membership(Thousands)
Accumulated tour participant (Thousands)
Membership
Accumulated tour participants
400
300
200
100
0
190
240
300
370
33
54
100
210
'04.3
'04.9
'05.3
'06.3




フィフティ・プラス
03-5159-1050


▲JR Central 50+ (Fifty-Plus) poster



おい、父さんを尊敬していいんだぞ。
そうだ京都、行こう。
安全なご旅行のために、ご協力を
駅及び車内に危険物は持ち込めません。不審物は係員までお知らせ下さい。
Attention:Hazardous Items are prohibited on station premises and on board trains.


▲Kyoto campaign, Summer 2006 version (Sanju-San-gendo)

# Technological Development

## Creating the Future of Railway through Research and Development

**The foundation of railway management and development is technology. JR Central believes aggressively introducing improved technologies and working towards technical development are important issues both in terms of ensuring safety and in terms of strengthening the company's future managerial foundation. Based on these beliefs, we are aggressively tackling the issue of technical development, and is achieving significant results.**



▲Low-Noise Wind Tunnel



▲Catenary Vibrator



▲Railway Structure Loading Test System



▲Track and Structural Dynamic Simulator

### JR Central Research Center

JR Central opened its own R&D center of approximately 73 hectares (of which a total of 20 hectares are in use) in Komaki (Aichi Prefecture) in July 2002, to further strengthen our efforts toward technological development that will support our future, to enhance our technical capabilities, and to foster technically skilled human resources. The new research institute is equipped with the latest testing facilities to focus on "improving of railway technology" and "addressing challenges in new fields."

Under the slogan of "improving railway technology", JR Central is implementing research which aims not only to ensure safe and reliable transportation, but also to enhance the competitiveness of the Tokaido Shinkansen. In order to achieve these goals, we are mainly conducting research in two areas. The first of these is research to provide a higher level of transportation service including improvement of operational speed and comfort by using test facilities such as "Low Noise Wind Tunnels" and "Vehicle Dynamic Simulator". The second of these is research to achieve cost reductions including research into methods of reducing the cost of maintenance.

Further, under the slogan "addressing challenges in new fields", JR Central is aiming to use technology borne from research and development in its specialist fields of environmental, energy-related and other technology in order to achieve breakthroughs in new areas. Such new areas include research and development of functional materials including photocatalytic materials.

### Research and Development for the Series N700

JR Central's Series N700 rolling stock is set to begin commercial operation in summer 2007. The results of various research and development conducted at the Komaki Research Center will be reflected in the new trainsets. For example, in order to further improve riding comfort the Series N700 will introduce a newly developed train body inclining system and an advanced semi-active suspension system. These developments allow the Series N700 to maintain riding comfort while traveling on curves at 270 km/h and also to reduce the level of vibrations transmitted to the interior of the cars. Further, we will install smoking rooms with our original photocatalytic device to reduce tobacco odor in order to completely separate smoking and nonsmoking sections.



▲Komaki Research Center

### Development of a "Power Storage System"

In a bid to build a transport system with minimal strain on the global environment, JR Central has developed and introduced energy-conserving rolling stock, incorporating the "regenerative brake" and other systems. Currently under development is an "on-board power storage system", which uses the new "electric double-layer capacitor" for storing electricity so as to make more efficient use of regenerative brakes and enhance energy efficiency of conventional railway trains.

### Development of "Steel Panel Assembly Reinforcement Method"

We are working to seismically reinforce elevated track columns on the Tokaido Shinkansen. However, the work may be difficult where, particularly in stations, the columns form a part of the structure of shops and offices. To overcome this problem, JR Central, together with our partner companies, have developed a new method that is easily applied to in confined spaces; the columns are reinforced by assembling steel panels. We are considering the application of this method to elevated track columns forming a part of stores in and around Shin-Yokohama and Kyoto stations from fiscal 2006.

### Other Technological Development Achievements

In addition to the achievements described above, research at the Komaki Research Center has also produced other results. These include a new type of "electrical point machine" that is easier than the current machine to operate and maintain, and a "welded joint health monitoring system" that automatically detects fatigue cracks of metallic welded joints. Both of these devices were developed together with partner companies. Further, JR Central has introduced "Temperature Measurement System of Underfloor Equipment" which monitors the status of equipment on the bottom of the train while the train is in operation. We have introduced this device on some conventional lines with high volume of traffic, strengthening systems to discover irregular problems on the bottom of the train if they should occur. JR Central intends to continue its aggressive efforts to tackle technical development issues.


Vehicle Dynamic Simulator
▲Vehicle Dynamic Simulator


▲Power storage system


▲Electric double-layer capacitor

**■Steel Panel Assembly Reinforcement Method**




Connection panel
Reinforcement panel
Reinforcement panel
Connection panel
Connection panel
Reinforcement panel
Reinforcement panel
Connection panel


▲Photocatalytic device to reduce tobacco odor

# Superconducting Maglev

## Towards Realization of Ultra High Speed Mass Transportation

**JR Central is responsible for the management of Japan's major transportation artery between Tokyo and Osaka. Therefore, we have been developing the Superconducting Maglev technology with the aim of achieving further remarkable progress in high-speed mass transportation railway service. We have been implementing running tests of the technology on the Yamanashi Maglev Test Line since April 1997. These tests have steadily resulted in a great progress in the development of the Superconducting Maglev technology.**

### What is superconductivity?


Temperatures of liquid herium
Higher
Electric resistance
0
-273℃
-269℃
Temperatures
Higher→

Superconductivity is the phenomenon of zero electric resistance that results when the temperature of certain metals, alloys and oxides falls below a certain level. When an electrical current is applied to a coil in a superconductive state (superconductive coil), this current continues to flow permanently, resulting in the creation of a very large magnetic field. Niobium-titanium alloy has been used in the Superconducting Maglev to increase superconductive stability and a superconductive state achieved by cooling liquid helium to a temperature of minus 269℃.

### The Principles of the Superconducting Maglev System

■**Propulsion System**


N S N S N S N
S N S N
N S N S
S N S N S N S

By passing current through propulsion coils on the ground, a magnetic field (north and south poles) is produced, thus the train is propelled forward by the attractive force of opposite poles and the repulsive force of same poles acting between the ground coils and the superconducting magnets built into the vehicles.

■**Levitation System**


S
N
N
S
S
N
N
S

Levitation and guidance coils are installed on either side of the guideway (track). When the superconductive magnets on the car passes at high speed, an electric current passes through the levitation and guidance coils on either side to become electromagnetic, generating a force that both pushes up (repulsive force) and pulls up (suction power) the car (the superconducting magnet).

### Yamanashi Maglev Test Line

The Construction Plan and Master Plan for Technological Development for the Yamanashi Maglev Test Line were approved by the Minister of Transport in June 1990. In 1997, JR Central began running tests of the superconducting Maglev train on the 18.4 kilometer-long track. In a continuous running test in November 2003, the Superconducting Maglev traveled 2,876 km in one day. This distance is approximately twice as long as the average travel of a trainset in a daily Tokaido Shinkansen operation. Running tests including a new record of the maximum speed of 581 km/h in December 2003 resulted in achievement of steady success. In March 2005, the Maglev Technological Practicality Evaluation Committee under the Japanese Ministry of Land, Infrastructure and Transport acknowledged that the foundational technology for the Superconducting Maglev was established for practical application as a result of these running tests. We believe that the statement amounts to the ministry's endorsement that our Superconducting Maglev R&D has achieved technological criteria for practical application.

Furthermore, JR Central exhibited the "JR Central Pavilion" at Expo 2005 Aichi in order to show advanced features and level of the Superconducting Maglev. Our pavilion attracted approximately 6.9 million visitors.

Since April 2005, our maglev development is in a new stage for approximately five years, implementing continuous running tests including test rides for the further verification of long-term durability. Moreover, in order to enhance the level of core technologies of the Superconducting Maglev, we began building the "Superconducting Magnet Dynamic Simulator" that allows the simulation of magnetic levitation using a vehicle bogie alone. We are making ongoing efforts for the further enhancement of the level of the Superconducting Maglev technologies in order to realize future commercial operation.

### Review of the Running Tests in Fiscal 2005

In fiscal 2005, JR Central implemented running tests for the further verification of long term durability. In March 2006, cumulative travel distance reached 500,000 kilometers. The running tests including the first trial of the Superconducting Maglev fitted with a high-temperature superconducting magnet resulted in achievement of steady success. Additionally, we have been offering test ride opportunities to those interested. Many people experienced maturity of the Superconducting Maglev technologies through the test rides. In August 2005, the cumulative number of test-riding passengers reached 100,000.

### Renewal and Extension of the Existing Test Line

Almost a decade has passed since we started the running tests on the Yamanashi Maglev Test Line. During this period, our Superconducting Maglev technologies as well as their peripheral technologies have been progressing dramatically. Based on this current situation, it is necessary for us to change specifications of the existing facility into those currently assumed to be applied to future commercial operation by utilizing the latest technological progress. This change will make it possible to capture the more beneficial achievement by responding to technical themes such as long distance running tests or through long tunnels at the potential maximum cruising speed with long train. Therefore, we are making a study on a renewal and an extension of the existing Test Line.

### Chuo Shinkansen Plan

The Chuo Shinkansen is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law. We believe JR Central should concurrently manage this project along with the Tokaido Shinkansen, because the Chuo Shinkansen comes under the management responsibility of JR Central, which handles passenger traffic between the Tokyo and Osaka metropolitan areas, and due to the anticipated mass switch of passengers from the Tokaido Shinkansen to the Chuo Shinkansen upon its completion. Based on this belief, we accepted the Transport Minister's designation in February 1990

as a corporate entity to conduct relevant research for the project. Accordingly, JR Central and the Japan Railway Construction, Transport and Technology Agency are conducting "topographical and geological" surveys according to Article 5 of the said Law. JR Central considers that a pre-condition for its participation in this project will be to have reasonable assurance that the Chuo Shinkansen and Tokaido Shinkansen services will complement one another and operate profitably as a unified and sound business enterprise.

**■History of the Yamanashi Maglev Test Line**

| | | |
|---|---|---|
| 1990 | | Construction begins on the Yamanashi Maglev Test Line |
| 1997 | | Test runs begin (record the maximum design speed of 550 km/h) |
| 1999 | November 16 | Passing at a relative speed of 1,003 km/h is conducted |
| 2000 | March 9 | The practicality for high speed mass transportation system using Superconducting Maglev technologies is confirmed by the Maglev Technological Practicality Evaluation Committee under the Ministry of Transport, currently reorganized into the Ministry of Land, Infrastructure and Transport |
| 2002 | July 25 | New-model trainset running tests start |
| 2003 | November 7 | One-day test running attains a distance of 2,876 km |
| | December 2 | Manned speed record of 581 km/h is attained (World speed record for railways) |
| 2004 | November 16 | Passing at a relative speed of 1,026km/h is conducted |
| 2005 | March 11 | The Maglev Technological Practicality Evaluation Committee acknowledges that the foundational technology for Superconducting Maglev is established for practical application |
| | August 6 | The cumulative number of test-riding passengers reaches 100,000 |
| 2006 | March 15 | The total distance covered in running tests reaches 500,000 km |

**■Overview of the Yamanashi Maglev Test Line**


The remaining section
Priority section
The remaining section
Yamanashi Maglev Test Center
Substation
Train Depo
(Extention is being studied)
(Extention is being studied)

| | Yamanashi Maglev Test Line (Priority section) |
|---|---|
| Length | 18.4km |
| Tunnel | 16.0km |
| Open section | 2.4km |
| Track | Double Track |
| Maximum grade | 40‰ |
| Minimum curve radius | 8,000m |



▲New-model Maglev Trainset

**■SCM Dynamic Simulator (concept)**


Bogie
Simulated Ground Coil
Levitation Force Support
Ground Coil Stand
Inverter
Superconducting magnet

# Affiliated Businesses

## Aiming for the Development of the Whole JR Central Group

**JR Central realizes that it must actively expand and diversify its revenue base to maintain stable operations in the future. As seen in the opening of JR Central Towers and on-going development of JR Central Shin-Yokohama Station Building (tentative name), we are promoting business expansion into areas that make full use of the locational advantage of railway stations, and areas that are expected to generate synergic effects with the railway business itself. JR Central will actively run businesses, in cooperation with affiliated companies, enhancing the collective strength of our business group.**

■**Operating Revenues of Consolidated Subsidiaries** (simple calculation)



(¥ billion)
Transportation
Merchandise and Other
Real Estate
Other Services
400
300
200
100
0
57 (3)
217 (17)
335 (30)
410 (30)
12
192
56
149
FY '91.3
'96.3
'01.3
'06.3


Note: Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end



▲Image of JR Central Shin-Yokohama Station Building (Tentative)



▲"NAGOYA CENTRALGARDEN" (Concept)

### Outlook of Group Businesses

JR Central Group undertakes business in the areas of "Transportation", "Merchandise and Other", "Real Estate", and "Other Services". Operating revenues of consolidated subsidiaries totaled ¥410.5 billion (simple calculation) in FY 2006.3.

The "Merchandise and Other" segment manages department stores and provides sales services for goods and foods in stations and trains, making use of the railway's ability to attract customers. The "Real Estate" segment includes property management companies and other businesses undertaking developments within or near station premises. The "Other Services" segment includes companies in the hotel and travel agency business.

■**Consolidated Subsidiaries** (As of the end of March, 2006)

| Segment | Company Name | Paid-in Capital (Millions of yen) | Shareholding (%) | Business Activities |
|---|---|---|---|---|
| Transportation | JR Tokai Bus Company | 1,747 | 100.0 | Bus services |
| | JR Tokai Logistics Company | 300 | 90.0 | Logistics business |
| | Tokai Transport Service Company | 295 | 100.0 | Railway business |
| Merchandise and Other | JR Tokai Takashimaya Co., Ltd. | 10,000 | 59.2 | Department store operations |
| | JR-Central Passengers Co., Ltd. | 998 | 100.0 | Food and beverage sales Wholesale and retail sales |
| | Tokai Kiosk Company | 700 | 90.0 | Wholesale and retail sales |
| | JR Tokai Food Service Co., Ltd. | 295 | 51.6 | Food and beverage sales |
| | JR Tokai Corporation | 100 | 70.0 | Wholesale and retail sales |
| Real Estate | JR Central Building Co., Ltd. | 45,000 | 100.0 | Real estate leasing |
| | JR Tokai Real Estate Co., Ltd. | 16,500 | 100.0 | Real estate leasing and sales |
| | Shin-Yokohama Station Development Co., Ltd. | 9,304 | 100.0 | Real estate leasing |
| | Toyohashi Station Building Co., Ltd. | 1,880 | 52.5 | Real estate leasing |
| | Nagoya Terminal Station Building Co., Ltd. | 900 | 57.2 | Real estate leasing |
| | Tokyo Station Development Co., Ltd. | 750 | 100.0 | Real estate leasing |
| | Shizuoka Terminal Development Co., Ltd. | 624 | 62.8 | Real estate leasing |
| | Hamamatsu Terminal Development Co., Ltd. | 600 | 76.8 | Real estate leasing |
| | Nagoya Station Area Development Corporation | 480 | 100.0 | Real estate leasing |
| | JR Development and Management Corporation of Shizuoka | 363 | 100.0 | Real estate leasing |
| | JR Development and Management Corporation of Kansai | 30 | 100.0 | Real estate leasing |
| Other Services | JR Tokai Hotels Co., Ltd. | 14,000 | 100.0 | Hotel business |
| | Shizuoka Terminal Hotel Co., Ltd. | 2,120 | 76.6 | Hotel business |
| | Nagoya Terminal Hotel Co., Ltd. | 1,850 | 75.3 | Hotel business |
| | JR Tokai Tours | 490 | 70.0 | Travel agency services |
| | JR Tokai Agency Co., Ltd. | 61 | 90.0 | Advertising |
| | JR Tokai Construction Co., Ltd. | 300 | 100.0 | Construction |
| | Chuoh Linen Supply Co., Ltd. | 150 | 78.0 | Linen supply services |
| | JR Tokai Information Systems Company | 100 | 100.0 | Development, improvement and maintenance of computer system |
| | The Japan Mechanised Works and Maintenance of Way Co., Ltd. | 100 | 72.5 | Track maintenance |
| | Tokai Rolling Stock & Machinery Co., Ltd. | 80 | 60.5 | Rolling stock and machinery maintenance |
| | JR Central Consultants Company | 50 | 100.0 | Construction consulting business |

Note:Two affiliated companies, Shinsei Technos Co., Ltd. and Railway Information Systems Co., Ltd., are accounted for by the equity method.

### Key Future Projects

Our key future projects include the plan to open the JR Central Shin-Yokohama Station Building (tentative) connected to the current Shin-Yokohama Station in 2008. The building is scheduled to integrate commercial facilities, offices, a hotel and other function. While the construction work commenced in July 2005, in December of the same year, we reached agreement with Takashimaya Co., Ltd., Sanseido Publishing Co.,

Ltd., and Bic Camera Co., Ltd., to open stores in the building. These three companies will form the core of the building's commercial facilities. A total of approximately ¥40 billion is earmarked for the entire project, which includes renovation work for the existing Shin-Yokohama Station. Disused sites of former company housing are actively developed as a way of effectively utilizing properties owned by JR Central and its group companies. For example, we will open the "NAGOYA CENTRALGARDEN" complex in spring 2007. In addition to completing the sale of the first batch of 226 condominiums, the basic outline for commercial facilities at the complex has also been decided. Moreover, the development of disused sites of former company housing in Higashi-ku Meirin-cho (Nagoya) is also steadily proceeding. This project is composed of three separate elements; the sale of condominiums, the development of commercial facilities, and the sale of residential land. Commercial facilities are scheduled to open in spring 2007, while the handover of condominiums and the division of residential land is scheduled to take place in spring 2008.

We are also currently streamlining and revamping retail tenants at station buildings to coincide with renovation work at station facilities. Such refurbishments will be implemented at major stations including Tokyo, Shin-Yokohama and Kyoto.


▲Towers Lights

### JR Central Towers

JR Central Towers, grandly opened in May 2000, is the core project of the JR Central Group's affiliated businesses diversification plan. It houses rental office space, a department store, a hotel and other facilities, all of which are managed by three of our consolidated subsidiaries (JR Central Building Co., Ltd., JR Tokai Takashimaya Co., Ltd., and JR Tokai Hotels Co., Ltd.). The combined operating revenues of these three companies were ¥134.0 billion in FY 2006.3 (simple calculations). Once again, these figures exceeded the previous term. We continue to direct our energies to further expanding each of JR Central Towers' businesses which have already developed a solid footing.

①JR Central Towers

The office business is run by JR Central Building Co.,Ltd., a wholly-owned subsidiary of JR Central, which owns JR Central Towers. Since its opening, JR Central Towers has continually recorded high levels of occupancy, and occupancy was maintained at close to 100% during FY 2006.3. The company also operates the "Towers Plaza", a complex of restaurants on the 12th and 13th floors which are filled with customers each day. Finally, during the winter of fiscal 2005 a large number of customers enjoyed the "Towers Lights", one of Japan's largest illumination shows, which has become a winter season staple attraction in Nagoya.


▲Sky Street (JR Central Towers 15F)

②JR Nagoya Takashimaya

JR Nagoya Takashimaya is run by JR Tokai Takashimaya Co., Ltd., a joint venture of JR Central and Takashimaya Co., Ltd. The store's range of products and its newly introduced point card are proving very popular with customers, with many people coming to visit the store from the surrounding regions. The store's revenues have been increasing steadily since its opening.

③Nagoya Marriott Associa Hotel

Nagoya Mariott Associa Hotel is operated by JR Tokai Hotels Co.,Ltd., a wholly-owned subsidiary of JR Central. JR Tokai Hotels Co.,Ltd., has concluded a franchise agreement with Marriot International Inc., and provides services appropriate to an international luxury city hotel. In fiscal 2005, in addition to expanding services for visitors to Expo 2005 Aichi, the hotel also expanded and renovated its concierge floor and renovated its banqueting halls in order to achieve greater customer satisfaction. As a result of these efforts, the hotel has succeeded in maintaining a high level of room occupancy at over 90%.


▲Nagoya Marriott Associa Hotel (Premier Room)

# Corporate Responsibility and Social Contribution

## As a Transport System with a Low Environmental Burden

**JR Central's greatest responsibility is to provide safe and reliable services for the Tokaido Shinkansen linking Tokyo, Nagoya, and Osaka, as well as the conventional railway centered on the Nagoya and Shizuoka areas. Furthermore, we have been working to promote the usage of railway while improving its characteristics of little burden on the global environment, as well as promoting barrier-free facilities.**

**■Comparison of $CO_2$ Emissions From operation between Tokyo and Osaka**



Tokaido Shinkansen(Series 700"Nozomi")
【10 Times】
Aircraft(B777-200)


Note: Comparison of $CO_2$ emissions from carrying one seat

**■Introduction of New Energy-Saving Type** (Shinkansen)



(vehicles)
120
90
60
30
0
1
52
65
36
57
33
24
61
37
1
60
61
'91.3
'96.3
'01.3
'06.3
Series 0
Series 100
Series 300
Series 700
Series N700


Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

**■Energy Consumption Levels of Shinkansen Trains**



100 (basis)
91
84
68
Series 0
Series 300
Series 700
Series N700


Note: Based on simulated test runs between Tokyo and Shin-Osaka (if traveling at maximum speed)

**■Introduction of New Energy-Saving Type** (Conventional Railway)



1,500
1,200
900
600
300
0
440
988
542
850
887
480
888
408
'91.3
'96.3
'01.3
'06.3
New Energy-Saving Type
Conventional Type


Note: The figures are as of the end of each term (including retained trains and inspection trains)

**■Energy Consumption Levels of Conventional Railway Electric Trains**



100 (basis)
62
Conventional type
New energy-saving type


Note:
Based on simulated test runs of the Series 113 for conventional type and the Series 211 for new energy-saving type from Nagoya to Nakatsugawa

**■Energy Consumption Levels of Conventional Railway Diesel-Powered Trains**



100 (basis)
71
With conventional engine
With new energy-saving engine


Note:
Based on runs of the Series 40 boarded with conventional and new energy-saving engines

### Contribution to Global Environment Conservation

Railways have a minimal impact on the environment. For example, $CO_2$ emissions from operation between Tokyo and Osaka produced by the Tokaido Shinkansen are around one-tenth those of airplanes. This illustrates the overwhelming advantage of railways as an environment-friendly transportation mode.

JR Central makes its contribution to the conservation of the global environment through further enhancing the environmentally-beneficial characteristics of railways, and making railway transportation services even more attractive to encourage passenger use.

### Improving the Energy Efficiency of Rolling Stock

As an environment-conscious company, JR Central is introducing new energy-efficient rolling stock in earnest. Especially for the Tokaido Shinkansen, we have unified all of our rolling stock into the high-speed/low-energy consumption type -- either the Series 700 or the Series 300 in the October 2003 timetable revision. Going forward, the company intends to promote further energy conservation through the introduction of Series N700 rolling stock which allow a 19% reduction in power consumption in comparison to Series 700 rolling stock. As for conventional railway, energy-efficient trains already account for approximately 70%. Replacement of aging trains with 204 brand-new ones is expected to bring the ratio of energy-efficient trains to above 80% in FY2006. Our aggressive introduction of energy-efficient rolling stock and its effects have received high praise, including a commendation from the Minister of Environment in 2003.

### Other Environment Conservation Measures

JR Central works to conserve resources by separating its rubbish and recycling its train tickets. In addition, JR Central is also accelerating the introduction of alternative energies and energy efficient systems that contribute to environmental conservation. As part of our effort, we have installed solar photovoltaic power generation systems on a trial basis at the Tokaido Shinkansen's Kyoto Station and at our new R&D center in Komaki, Aichi Prefecture. Also, JR Central Towers incorporates a co-generation system that makes effective use of exhaust heat, generated during power generation, in air conditioning for surrounding areas, thereby improving energy efficiency and reducing $CO_2$ emissions. Substations for conventional lines are in the process of introducing a type of rectifier that uses pure water, which has almost zero impact on the global environment, as its coolant, so as to substantially cut back on the use of alternative chlorofluorocarbon (CFC) that has some greenhouse gas effects.

## Contribution to Community Development

Railway stations serve as the gateway to communities. To better fulfill this role, JR Central is cooperating with the requests of local governments to improve station buildings, develop plazas in front of stations, and facilitate railway elevation projects, thereby contributing to community development.

We are also steadily installing elevators and escalators in stations and wheelchair spaces in trains so that all passengers, including persons with disabilities and the elderly, can use railway with peace of mind. Going forward, in accordance with the aims of the Barrier-Free Transportation Law, we will promote barrier free travel through the continued installation of elevators and escalators at stations used by more than 5,000 passengers a day, cooperating with local authorities and other related parties.

JR Central also worked on a plan to replace the JR Tokai General Hospital which was built in 1952 and had become run-down. In July 2006, a brand-new hospital to replace the JR Tokai General Hospital was opened under the name of Nagoya Central Hospital. As a facility providing highly advanced medical services and equipped with the latest medical devices, Nagoya Central Hospital seeks to attract and retain top-class personnel, particularly doctors, and is aiming to become a core hospital that makes a great contribution to regional medicine.


▲Elevator installation


▲Wheelchair space (left: Tokaido Shinkansen, right: conventional railway)

## International Exchange

JR Central undertakes a wide range of international business operations, such as gathering up-to-date railway information from around the world via the company's own network of overseas offices (Washington D.C., London, Sydney), participating in international conferences to exchange technological and management information with railway operators in the world, and issuing press releases to overseas interests as part of our PR activities.

Being a company with a significant social and public mission, we also participate in cooperation over railway technology in response to government requests. We also contribute to bi-directional human resource development by accepting interns from overseas universities and international organizations.

In 1994, 1997, 2000 and 2004 JR Central and JR West organized the International High-Speed Railway Conference with the aim of publicizing the superior environmental performance of the Shinkansen.

As the pioneer of high-speed railway with the world longest history in the field, we will strive to attain deeper understanding on our operations in the international community through PR activities and information exchange with railway operators around the world.


▲Nagoya Central Hospital


▲International High-Speed Railway Conference 2004


▲Interns from overseas universities

**FY 2007.3 Forecasts** (Billions of Yen)

| Consolidated | | (2007/2006) |
|---|---|---|
| Operating revenues | 1,443 | (98.3%) |
| Operating income | 368 | (91.1%) |
| Net income | 116 | (94.7%) |
| Capital investments | 261 | (174.8%) |

| Non-Consolidated | | (2007/2006) |
|---|---|---|
| Operating revenues | 1,176 | (98.0%) |
| Operating income | 351 | (91.5%) |
| Net income | 111 | (95.6%) |
| Capital investments | 230 | (179.2%) |

### Q What is your expected performance for the year ending March 2007?

A During FY 2007.3, while maintaining our priority on ensuring safe and reliable transportation, we will strive to increase profitability by providing improved services across the whole group. During the fiscal year, we intend to make full use of our new timetable, which was introduced in March 2006 to improve convenience through *"Nozomi"* services directly operated between the Tokaido and Sanyo Shinkansen sections. We will also make flexible use of extra train services. In terms of marketing initiatives, in addition to promoting the expansion of the "Express Reservation" service, we will also aggressively promote tourist campaigns to various destinations including Nara, Ise, Sanyo, and Tokyo. However, as we also expect some rebound from the increased profitability due to Expo 2005 Aichi, we expect the operating revenues will decline 1.7% over the previous year to ¥1,443.0 billion. Due to this expected decline in operating revenues from the railways business, we expect the ordinary income will decline 6.8% year-on-year to ¥199.0 billion, with net income for the period following by 5.3% year-on-year to ¥116.0 billion.

### Q What is your opinion of the Tokaido Shinkansen's superiority over the airline industry?

A Although continued discount campaigns by airline companies for routes competing with the Shinkansen have increased air transportation volume in recent years, the standard of the Shinkansen's transportation service has risen dramatically following a drastic timetable revision in October 2003. The Tokaido Shinkansen maintains an approximate 80% share in the high-volume route between Tokyo and Osaka.

However, JR Central believes that we cannot be complacent as the competitive environment is changing. Kobe Airport and Kitakyushu Airport both opened in 2006 while Haneda Airport is scheduled to gain an additional runway in 2009. We will continue to implement measures for boosting our competitive edge, such as utilizing IC card technology in the "Express Reservation" service.

The Tokaido Shinkansen is superior to airlines in the following aspects:

#### Safety

Because of safety measures carried out on equipment and services, such as the comprehensive training of employees and the introduction of the train control system using most sophisticated electronic technologies, the Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision during more than 40 years of commercial train operations. This record demonstrates the consistency and thoroughness of our measures to ensure safety.

#### Punctuality

In FY 2006.3, the average delay from schedule per departure was a mere 0.6 minutes. The Tokaido Shinkansen boasts high punctuality, making it especially relied upon among business travelers.

## Comfort

We consistently endeavor to provide passengers with the most comfortable traveling environment that accurately responds to the needs of the times. Through the introduction of the Series 700 rolling stock, we have achieved new levels of riding comfort, including enhanced noise suppression. Also, we are constantly modernizing stations and installing new facilities such as elevators and escalators. The new Series N700 rolling stock, which are due to begin commercial operation in summer 2007, will offer an "even more comfortable interior space" that meets the various needs of our customers along with starting new services that introduce the latest technology.

## High Speeds

*"Nozomi"* services connect the city centers of Tokyo and Osaka approximately in 150 minutes. This is virtually the same time that this route takes by air, if one includes the time necessary to travel between airports and city centers, as well as check-in and transit times.

## Frequency and Capacity

Considering that 301 regular trains are operated daily and that an average trainset has a seating capacity of around 1,300, the capacity advantage of the Tokaido Shinkansen over airlines is substantial. Also, up to eight *"Nozomi"* services are operated every hour for the Tokyo – Osaka route, which provides passengers with a high-volume and high-frequency travel option, available at any time to suit their schedule. The "Express Reservation" service allows users to change their reservations via mobile phones and PCs as many times as they like without having to physically visit a ticket office, so that they can take maximum advantage of the overwhelmingly frequent Tokaido Shinkansen services.

**Q What is the summary of the segment-by-segment results for FY2006.3 ?**

**A**

**Transportation**

In operating the Tokaido Shinkansen, JR Central made use of the timetable which allows up to eight *"Nozomi"* services per hour to actively implement extra train services both during Expo 2005 Aichi and principally in periods and timeslots following the Expo where passenger usage is concentrated. In March 2006, JR Central revised the timetable to further increase the convenience of *"Nozomi"* directly linking the Tokaido and Sanyo Shinkansen. Under the revision, we increased the number of *"Nozomi"* directly operating between Tokyo and Hiroshima/Hakata in addition to increasing the number of early-morning and late-night *"Nozomi"* stopping at Shin-Kobe station.

We also worked to provide transport services on conventional lines consistent with the characteristics of our lines and area. We also successfully completed the operation of an Expo Shuttle for Expo 2005 Aichi which offered a direct link between Nagoya and Banpaku Yakusa Station on the Aichi Loop Line.

In terms of marketing initiatives, we have offered discounted round-trip tickets introduced especially for the Expo on both Tokaido Shinkansen and conventional lines. Following the end of Expo 2005 Aichi, we worked to further increase passenger numbers through efforts including the expansion of the area served by the "Express Reservation" service in December 2005 to include Shin-Kobe Station, and also by increasing the number of stations and lines for which "Express Hayatoku" discount tickets, only available through the "Express Reservation" service, are applicable. Furthermore, to stimulate demand for tourism, in addition to promoting tickets for tourist destinations alongside JR Central's lines including Kyoto, Nara, Ise and Tokyo, we also worked together with JR West to introduce and promote various tour packages for tourist campaigns for various destinations including the Sanyo area. We also worked aggressively to introduce attractive tour packages for members of the "JR Central $50^{+}$", which targets passengers aged 50 and over.

As a result of these efforts, the Tokaido Shinkansen and JR Central's conventional lines are both performing well. Total passenger kilometers for the Tokaido Shinkansen rose by 5.3% over the previous term to reach 43,777 million passenger kilometers while passenger kilometers for conventional lines rose by 2.0% over the previous term to 9,103 million passenger kilometers.

In the bus business, we continued to push for increasing efficiency amid continued difficult business conditions due to the rapid increase of competition following deregulation.

As a result, operating revenue increased 4.5% over the previous term to ¥1,199.8 billion, while operating income rose 16.2% over the previous term to ¥379.9 billion.

## Merchandise and Other

In merchandise and other business, JR Nagoya Takashimaya and other stores inside Nagoya Station expanded and aggressively sold a range of products and services for visitors to the Aichi Expo. Due to the renovation of stores inside the station and the introduction of new tenants, operating revenue rose by 6.8% over the previous term to reach ¥190.7 billion while operating income rose 34.2% over the previous term to reach ¥7.5 billion.

Further, in March 2006, JR Nagoya Takashimaya opened the "Panorama Salon", following a complete refurbishment of the top floor of JR Central Towers. The "Panorama Salon" now allows visitors to enjoy a wine lounge, a restaurant, cafe and beauty salon.


▲Panorama Salon (JR Central Towers 51F)

## Real Estate

In the real estate business, JR Central proceeded to refurbish commercial facilities at major Shinkansen stations in order to increase customers through further effective usage of our station locations. In March 2006, the "ASTY Shizuoka" at Shizuoka Station reopened following a complete refurbishment. Further, in April 2005, our wholly-owned subsidiary "Tokyo Station Development Co., Ltd." took over operation of "First Avenue Tokyo Station (Tokyo-eki Ichiban Gai)", the shopping mall connected to Tokyo Station's Yaesu exit.

In November 2005, JR Central opened Central Square Shizuoka shopping center, which was built over the former site of JR Central company housing.

As a result of the above developments, operating revenues increased by 4.5% over the previous term to ¥58.2 billion. However, operating income decreased by 2.9% over the previous term to ¥12.4 billion due to increased expenses related to the renovation of facilities for certain subsidiaries.


▲ASTY Shizuoka

## Other Service

In the hotel business, the Nagoya Marriott Associa Hotel expanded its range of services for visitors to Expo 2005 Aichi. After the Expo ended, to ensure customer satisfaction, the hotel was expanded and its concierge floor was refurbished in addition to refurbishing its function room.

In the travel agency business, we aggressively sold products related to Expo 2005 Aichi and attractive products for members of the "JR Central 50+".

Consequently, operating revenues increased by 4.9% over the previous term to ¥145.0 billion while operating income rose by 78.4% over the previous term to reach ¥3.9 billion.


▲Central Square Shizuoka

## Q What are the reasons behind your share repurchase?

A On April 5, 2006, JR Central repurchased approximately 268 thousand shares of its common stock at a price of ¥308.9 billion in order to enable the pursuit of flexible capital strategies. The share repurchase significantly increases the managerial options open to us regarding the use of capital, and therefore increases corporate value leading to increase in shareholder profit. Furthermore, in the short term, the share repurchase also provides benefits to shareholders in terms of capital efficiency since the virtual decrease of shares outstanding resulted in an increased EPS.

In reaching the decision, we comprehensively took into account our financial situation, business performance, cash flow and business environment. As a result, we decided that when the Japan Railway Construction, Transport and Technology Agency sold its remaining shares in JR Central, we would acquire all of them simultaneously. Through this method, the final sale of all JR Central shares held by the Japanese government was achieved smoothly.

Regarding the leverage of the repurchased stock or the implementation of policies to practically improve our capital efficiency (such as retiring the stock), we will make cautious judgments based on a holistic appraisal of our financial situation, business performance and cash flow while considering the direction in which our management should proceed.

## Q What steps are being taken to reduce total long-term debt and long-term payables?

A Upon the break-up and privatization of JNR, JR Central, along with the other JR companies, assumed responsibility for disposing of a portion of JNR's long-term liabilities. The portion of the debt taken on by each company was based on its revenue potential as determined by the national government. As a result of the abolishment of the Shinkansen leasing system and transfer of the Shinkansen assets to the company in FY 1992.3, the government allotted JR Central long-term debt and long-term payables of ¥5.5 trillion, more than five times our annual railway operations revenues.

The elimination of these long-term payables is one of our most important corporate priorities. Since the end of FY 1992.3, the year during which the Shinkansen leasing system was dissolved, JR Central has reduced its long-term debt and long-term payables by ¥2,000.5 billion, and our total consolidated long-term debt and long-term payables at the end of FY 2006.3 was ¥3,545.5 billion (of which JR Central accounts for ¥3,455.7 billion). We will continue to boost our earnings capabilities, improve the efficiency of operating costs, and realize more attractive financing possibilities. By taking these steps, we will increase cash flow to reduce the total long-term debt and long-term payables further and consequently reinforce the financial condition of the company.

Although JR Central implemented a share repurchase on April 5, 2006, if we continue to make the required managerial efforts, we believe that the company has sufficient resources to continue dealing with important managerial issues and also to maintain and develop our operating revenue foundations. Therefore, although the pace of long-term debt repayment may change briefly, we believe the impact of the share repurchase will be both short-term and limited.

# Financial Section
## Contents

## Results of Operations

***1) Operating revenues***

In the railway business, passenger ridership on the Tokaido Shinkansen, which accounts for the majority of operating revenues, increased during the first half of the year due to the revised timetable for Expo 2005 Aichi to allow up to eight *"Nozomi"* services per hour, in addition to the active use of extra train services. Passenger usage was also solid in the second half of the year, due to the demand created by the implementation of tourist campaigns to Kyoto and other destinations in addition to the implementation of further efforts to improve convenience such as the expansion of the "Express Reservation" service to include Shin-Kobe Station. As a result of these developments, Shinkansen passenger operations revenues increased 5.0% year-on-year to reach ¥1,030.2 billion. Conventional railway passenger operations revenues grew 1.4% year-on-year to ¥105.6 billion due to the transportation of passengers for Expo 2005 Aichi and JR Central's efforts to provide transportation services appropriate to the characteristics of each line and area.

As a result of the above, JR Central's total railway operations revenues including small-package service revenues increased by ¥50.5 billion (4.7%) over the previous year to reach ¥1,136.1 billion.

In affiliated business, JR Nagoya Takashimaya and the Nagoya Marriot Associa Hotel provided a full range of products and services for visitors to Expo 2005 Aichi, and the refurbishment of JR Central's station stores was steadily implemented according to schedule.

As a result of the above developments, consolidated operating revenues increased by ¥58.1 billion (4.1%) over the previous year to reach ¥1,467.6 billion.

***2) Operating costs***

Although depreciation costs declined due to the progress of depreciation, the rise in cost of goods sold attributed to subsidiaries resulted in an increase in costs of ¥2.2 billion (0.2%) over the previous year to reach total of ¥1,063.8 billion.

***3) Other income (expenses)***

Although interest expense decreased (¥18.2 billion) due to the reduction of long-term debt and long-term payables, losses increased on debt assumption related to the early repayment of long-term payables incurred for purchase of the Shinkansen railway ground facilities. Moreover, the recording in the previous year of other income of ¥21.6 billion on the sale of investment securities including common stock of Vodafone K.K and other factors led to a net increase of other expenses by ¥8.7 billion.

***4) Net income***

After adding the influence of corporation tax to the figures 1) ~3), net income for the current period increased ¥26.3 billion (27.4%) over the previous fiscal year to reach ¥122.4 billion.

## Financial Position

***1) Cash flow***

As operating revenues increased due to the solid performance of the Tokaido Shinkansen both during and also after Expo 2005 Aichi and interest expenses decreased due to the reduction of long-term debt and long-term payables, cash flow from operation recorded a net increase of ¥55.1 billion over the previous fiscal year to reach ¥477.9 billion. Due to the recording in the previous year of proceeds from the sales of common stock of Vodafone K.K, cash outflow from investing activities recorded a net increase of ¥22.0 billion over the previous fiscal year to reach ¥119.6 billion.

As a result, free cash flow, which is calculated by subtracting the former from the latter increased by ¥33.1 billion over the previous fiscal year to reach ¥358.2 billion.

JR Central used this capital to repay incurred for purchase of the Shinkansen railway ground facilities and other long-term debts, while the company issued corporate bonds and obtained long-term loans. As a result, outstanding long-term debt and long-term payables decreased by ¥218.0 billion compared to those of the previous fiscal year.

At the end of the period, cash and cash equivalents increased by ¥94.2 billion over the previous fiscal year to reach ¥172.7 billion.

***2) Decrease in long-term debt***

The majority of outstanding long-term debt and long-term payables (¥3,545.5 billion) at the end of the period was accounted for by non-consolidated long-term debt and long-term payables. When JR Central purchased the Tokaido Shinkansen ground facilities in October 1991, the company was burdened with total long-term debt and long-term payables of over five times its annual railway operations revenues, including the liabilities inherited from JNR at its breakup and privatization. Because JR Central considers the reduction of these long-term debt and long-term payables to be its most important financial issue, the company has endeavored to reduce the debt as rapidly as possible. Consequently, total long-term debt and long-term payables of ¥5,456.2 billion at the end of fiscal 1991, which was immediately after JR Central took over the Tokaido Shinkansen assets, has been reduced by ¥2,000.5 billion over 14 years. However, at the end of the current period, outstanding long-term debt and long-term payables still stood at ¥3,455.7 billion.

Going forward, JR Central will continue to work towards enhancing profitability and reducing costs, in addition to further strengthening our financial position by steadily reducing long-term debt and long-term payables through the efficient capital investment and the efficient turnover of working capital.

***3) Procurement of capital***

JR Central procures capital from various sources and acquires ratings from Moody's Investment Service and Rating and Investment Information, Inc (R&I) in order to facilitate smooth fund raising. Credit ratings for corporate bonds issued during the current period are Aa2 from Moody's Investment Service and AA from R&I.

Further, in order to ensure short-term liquidity, JR Central has established a commitment line of ¥100.0 billion as of the end of the current period.

# Consolidated Balance Sheets

Central Japan Railway Company and Consolidated Subsidiaries

March 31, 2006 and 2005

| ASSETS | Millions of Yen (Note 2) | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | **¥ 172,723** | ¥ 78,486 | **$ 1,476,264** |
| Trade receivables | **39,029** | 36,279 | **333,581** |
| Allowance for doubtful accounts | **(19)** | (10) | **(162)** |
| Inventories | **12,300** | 12,443 | **105,128** |
| Land and buildings held for sale | **4,225** | 4,083 | **36,111** |
| Deferred tax assets (Note 11) | **22,009** | 19,374 | **188,111** |
| Prepaid expenses and other current assets | **26,530** | 22,104 | **226,761** |
| ***Total current assets*** | ***276,798*** | *172,762* | ***2,365,794*** |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities (Note 5) | **82,207** | 54,770 | **702,623** |
| Investments in and advances to unconsolidated subsidiaries and associated companies | **10,475** | 10,270 | **89,529** |
| Deferred tax assets (Note 11) | **149,179** | 146,238 | **1,275,034** |
| Prepaid expenses and other (Note 9) | **25,213** | 27,901 | **215,525** |
| ***Total investments and other assets*** | ***267,076*** | *239,181* | ***2,282,711*** |
| PROPERTY AND EQUIPMENT: | | | |
| Buildings and structures (Notes 6 and 7) | **4,164,777** | 4,147,150 | **35,596,384** |
| Machinery, rolling stock and vehicles (Note 12) | **1,038,843** | 1,028,930 | **8,879,000** |
| Land (Notes 6 and 7) | **2,344,445** | 2,348,017 | **20,037,991** |
| Other | **102,605** | 98,026 | **876,992** |
| Construction in progress (Note 6) | **93,547** | 68,646 | **799,547** |
| ***Total*** | ***7,744,220*** | *7,690,771* | ***66,189,914*** |
| Accumulated depreciation (Note 12) | **(2,978,246)** | (2,793,223) | (25,455,103) |
| ***Net property and equipment*** | ***4,765,973*** | *4,897,547* | ***40,734,811*** |
| ***TOTAL*** | ***¥ 5,309,848*** | *¥ 5,309,491* | ***$ 45,383,316*** |

See notes to consolidated financial statements.

March 31, 2006 and 2005

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of Yen (Note 2) | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings (Note 7) | **¥ 14,987** | ¥ 13,721 | **$ 128,094** |
| Trade payables | **144,430** | 122,761 | **1,234,444** |
| Current portion of long-term debt (Note 7) | **116,892** | 97,929 | **999,076** |
| Current portion of long-term payables (Note 8) | **186,336** | 199,345 | **1,592,615** |
| Accrued bonuses | **22,507** | 23,035 | **192,367** |
| Consumption tax payable | **8,703** | 10,069 | **74,384** |
| Accrued income taxes | **64,085** | 43,720 | **547,735** |
| Advances received | **36,642** | 35,879 | **313,179** |
| Other current liabilities (Note 13) | **72,400** | 66,358 | **618,858** |
| ***Total current liabilities*** | ***666,988*** | *612,820* | ***5,700,752*** |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt (Note 7) | **972,484** | 919,576 | **8,311,829** |
| Long-term payables (Notes 8 and 13) | **2,269,879** | 2,546,763 | **19,400,675** |
| Allowance for large scale renovation of the Shinkansen infrastructure | **116,666** | 83,333 | **997,145** |
| Liabilities for employees' retirement benefits (Note 9) | **224,106** | 229,051 | **1,915,435** |
| Other (Note 11) | **70,930** | 53,568 | **606,249** |
| ***Total long-term liabilities*** | ***3,654,066*** | *3,832,293* | ***31,231,333*** |
| MINORITY INTERESTS | **15,124** | 13,920 | **129,274** |
| CONTINGENCIES (Notes 12 and 14) | | | |
| SHAREHOLDERS' EQUITY (Notes 10 and 16): | | | |
| Common stock—authorized, 8,960,000 shares; issued, 2,240,000 shares in 2006 and 2005 | **112,000** | 112,000 | **957,264** |
| Capital surplus | **53,500** | 53,500 | **457,264** |
| Retained earnings | **783,703** | 674,990 | **6,698,316** |
| Unrealized gain on available-for-sale securities | **25,420** | 10,887 | **217,264** |
| Treasury stock—at cost, 2,018 shares in 2006 and 1,948 shares in 2005 | **(954)** | (921) | **(8,151)** |
| ***Total shareholders' equity*** | ***973,669*** | *850,456* | ***8,321,957*** |
| *TOTAL* | ***¥ 5,309,848*** | *¥ 5,309,491* | ***$ 45,383,316*** |

See notes to consolidated financial statements.

# Consolidated Statements of Income and Retained Earnings

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2006, 2005 and 2004

| | Millions of Yen (Note 2) | | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| **OPERATING REVENUES** | **¥ 1,467,650** | ¥ 1,409,497 | ¥ 1,384,055 | **$ 12,544,017** |
| **OPERATING COSTS AND EXPENSES:** | | | | |
| Transportation, other services and cost of sales (Notes 4.a and 4.b) | **904,713** | 887,979 | 871,208 | **7,732,589** |
| Selling, general and administrative expenses | **159,181** | 173,690 | 168,401 | **1,360,540** |
| *Total operating costs and expenses* | ***1,063,895*** | *1,061,670* | *1,039,610* | ***9,093,129*** |
| *Operating income* | ***403,754*** | *347,826* | *344,445* | ***3,450,888*** |
| **OTHER INCOME (EXPENSES):** | | | | |
| Interest and dividend income | **558** | 727 | 561 | **4,769** |
| Interest expense (Notes 8 and 13) | **(161,091)** | (179,291) | (193,699) | **(1,376,846)** |
| Gain on sales of investment securities—net | **3** | 21,782 | 738 | **25** |
| Loss on sales of property and equipment | **(1,251)** | (2,251) | (3,479) | **(10,692)** |
| Loss on debt assumption (Note 8) | **(33,507)** | (29,789) | (17,745) | **(286,384)** |
| Other—net (Note 6) | **(1,905)** | 412 | (5,516) | **(16,282)** |
| *Other expenses—net* | ***(197,193)*** | *(188,411)* | *(219,141)* | ***(1,685,410)*** |
| **INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS** | **206,561** | 159,415 | 125,303 | **1,765,478** |
| **INCOME TAXES (Note 11):** | | | | |
| Current | **97,809** | 71,974 | 64,989 | **835,974** |
| Deferred | **(15,312)** | (10,652) | (13,225) | **(130,880)** |
| *Total income taxes* | ***82,496*** | *61,321* | *51,764* | ***705,094*** |
| **MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES** | **1,627** | 2,005 | 1,261 | **13,914** |
| **NET INCOME** | **¥ 122,437** | ¥ 96,087 | 72,278 | **$ 1,046,470** |
| **RETAINED EARNINGS, BEGINNING OF YEAR** | **674,990** | 590,174 | 529,388 | **5,769,145** |
| **ADJUSTMENT OF RETAINED EARNINGS FOR MERGER OF NON-CONSOLIDATED SUBSIDIARY** | | 202 | | |
| **APPROPRIATIONS:** | | | | |
| Cash dividends | **(13,440)** | (11,200) | (11,200) | **(114,871)** |
| Other | **(284)** | (274) | (292) | **(2,428)** |
| ***RETAINED EARNINGS, END OF YEAR (Notes 10 and 16)*** | ***¥ 783,703*** | *¥ 674,990* | *¥ 590,174* | ***$ 6,698,316*** |

| | Yen | | | U.S. Dollars |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| **PER SHARE OF COMMON STOCK (Note 3.p):** | | | | |
| Basic net income | **¥ 54,560.69** | ¥ 42,806.63 | ¥ 32,172.54 | **$ 466.33** |
| Cash dividends applicable to the year | **6,500.00** | 5,500.00 | 5,000.00 | **55.56** |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2006, 2005 and 2004

| | Millions of Yen (Note 2) | | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| **OPERATING ACTIVITIES:** | | | | |
| Income before income taxes and minority interests | **¥ 206,561** | ¥ 159,415 | ¥ 125,303 | **$ 1,765,478** |
| Adjustments for: | | | | |
| Income taxes—paid | **(77,186)** | (62,331) | (68,204) | **(659,709)** |
| Depreciation and amortization | **234,854** | 250,807 | 225,439 | **2,007,299** |
| Equity in (earnings) losses of unconsolidated subsidiaries and associated companies | **(228)** | (81) | 38 | **(1,948)** |
| Contributions for the construction of railway facilities received | **(3,140)** | (12,973) | (10,758) | **(26,837)** |
| Gain on sales of investment securities—net | **(3)** | (21,782) | (738) | **(25)** |
| Loss on disposals of property and equipment | **23,512** | 42,569 | 52,684 | **200,957** |
| Loss on sales of property and equipment | **1,251** | 2,251 | 3,479 | **10,692** |
| Changes in assets and liabilities: | | | | |
| Increase in allowance for large scale renovation of the Shinkansen infrastructure | **33,333** | 33,333 | 33,333 | **284,897** |
| (Increase) decrease in trade receivables | **(2,758)** | 1,632 | (1,345) | **(23,572)** |
| (Increase) decrease in inventories | **(213)** | 1,524 | 1,584 | **(1,820)** |
| Increase (decrease) in trade payables | **17,862** | (2,479) | (15,265) | **152,666** |
| Increase (decrease) in advances received | **755** | (2,473) | (1,159) | **6,452** |
| Decrease in provision for employees' retirement benefits | **(4,945)** | (9,445) | (8,377) | **(42,264)** |
| Other—net | **48,247** | 42,777 | 33,967 | **412,357** |
| ***Net cash provided by operating activities*** | ***477,901*** | *422,743* | *369,981* | ***4,084,623*** |
| **INVESTING ACTIVITIES:** | | | | |
| Purchases of property and equipment | **(126,656)** | (134,864) | (160,951) | **(1,082,529)** |
| Receipts of contributions for the construction of railway facilities | **11,029** | 13,878 | 14,257 | **94,264** |
| Proceeds from sales of marketable and investment securities (Note 5) | **111** | 22,797 | 1,111 | **948** |
| Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies | **(4,148)** | (1,101) | (1,047) | **(35,452)** |
| Other—net | **21** | 1,685 | (4,265) | **197** |
| ***Net cash used in investing activities*** | ***(119,641)*** | *(97,604)* | *(150,895)* | ***(1,022,572)*** |
| **FINANCING ACTIVITIES:** | | | | |
| Increase in short-term borrowings | **1,266** | 2,580 | 8,197 | **10,820** |
| Proceeds from long-term debt | **170,000** | 123,600 | 82,000 | **1,452,991** |
| Repayment of long-term debt | **(98,129)** | (133,437) | (44,505) | **(838,709)** |
| Repayment of long-term payables | **(289,893)** | (276,917) | (233,597) | **(2,477,717)** |
| Cash dividends paid | **(13,440)** | (11,200) | (11,200) | **(114,871)** |
| Payment of cash dividends to minority interests | **(12)** | (14) | (15) | **(102)** |
| Other—net | **(33,815)** | (31,260) | (18,206) | **(289,028)** |
| ***Net cash used in financing activities*** | ***(264,023)*** | *(326,648)* | *(217,328)* | ***(2,256,616)*** |
| **CASH AND CASH EQUIVALENTS INCREASED BY MERGER OF NON-CONSOLIDATED SUBSIDIARY** | | 442 | 127 | |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **94,236** | (1,067) | 1,884 | **805,435** |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | **78,486** | 79,554 | 77,669 | **670,829** |
| ***CASH AND CASH EQUIVALENTS, END OF YEAR*** | ***¥ 172,723*** | *¥ 78,486* | *¥ 79,554* | ***$ 1,476,264*** |
| **ADDITIONAL CASH FLOW INFORMATION:** | | | | |
| Interest paid | **¥ 163,200** | ¥ 181,266 | ¥ 195,629 | **$ 1,394,871** |

See notes to consolidated financial statements.

## Central Japan Railway Company and Consolidated Subsidiaries

## 1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR") was succeeded to by the following newly established organizations: seven railway companies including the Company, the former Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997–1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology ("CATT") (2003–1997) and in turn by the Japan Railway Construction, Transport and Technology Agency (the "JRTT") ), former Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, since the Law was revised and the Company was no longer in scope of the Law, the Company was not required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation (the "JRCPC").

On October 1, 2003, the CATT and the JRCPC were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as JRTT.

In July 2005, the JRTT sold 600,000 shares of the Company.

On April 5, 2006, the JRTT also sold its remaining 286,071 shares of the Company. As a result of this sale, all of the Company's shares held by the JRTT were sold.

## 2. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2005 consolidated balance sheet, and in 2005 and 2004 consolidated statements of income and retained earnings and consolidated statements of cash flows to conform to the classifications used in 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Principles of Consolidation***

The accompanying consolidated financial statements as of March 31, 2006 include the accounts of the Company and its 30 (30 in 2005, 29 in 2004) significant subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in two associated companies are accounted for by the equity method. Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition is fully amortized when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

A consolidated subsidiary has adopted a fiscal year ending on February 28, which is different from that of the Company. The necessary adjustments for preparing consolidated financial statements as at the Company's year end was appropriately made, such as eliminating significant intercompany accounts and transactions which occur between the fiscal year end of the subsidiary and fiscal year end of the Company.

***b. Cash Equivalents***

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper, mortgaged-back securities and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

***c. Inventories***

Merchandise is stated at cost principally determined by the retail method. Materials and supplies are carried at cost principally determined by the moving-average cost method.

***d. Land and Buildings Held for Sale***

Land and buildings held for sale are stated at cost determined by the specific identification method.

***e. Investment Securities***

All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, with unrealized gains and losses, and are reported at fair value, net of applicable taxes, in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

***f. Property and Equipment***

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed substantially by the declining-balance method over the estimated useful lives of the assets (see Note 4.b). Additional depreciation is provided for Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 2 to 60 years for buildings and structures, and from 2 to 20 years for machinery, rolling stock and vehicles.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are substantially computed by the replacement-accounting method (see Note 4.a).

***g. Long-lived Assets***

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2004. The Companies review its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.
The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2005 by ¥1,053 million.

***h. Software Costs***
Software costs are amortized by the straight-line method over 5 years.

***i. Deferred Charges***
Bond issuance costs are charged to income as incurred.

***j. Allowance for Large Scale Renovation of the Shinkansen Infrastructure***
Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law.

***k. Retirement and Pension Plans***
The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, years of service and certain other factors. Eight consolidated subsidiaries have non-contributory funded pension plans as an alternative for, or in addition to, an unfunded retirement plan.
The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.
The liability for employees' retirement benefits is calculated based on the projected benefit obligations and plan assets at the balance sheet date.

***l. Lease***
All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, for lessee, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements, and for lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be accounted for as sales transactions, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if treated as financing" information is disclosed in the notes to the lessor's consolidated financial statements.

***m. Income Taxes***
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary difference.

***n. Appropriations of Retained Earnings***
Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

***o. Consumption Tax***
Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenue and expense accounts.

***p. Per Share Information***
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.
The net income available to common shareholders used in the computation for 2006, 2005 and 2004 were ¥122,105 million ($1,043,632 thousand), ¥95,803 million and ¥72,003 million, respectively. The average number of common shares used in the computation was 2,237,982 shares for 2006 and 2,238,052 shares for 2005 and 2004. The difference in the average number of common shares presented between consolidated financial statements and accompanying non-consolidated financial statements consists of the shares of the Company's common stock held by an associated company. Diluted net income per share is not presented in the accompanying consolidated financial statements as the Companies do not have any dilutive securities.
Cash dividends per share presented in the accompanying consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

***q. New Accounting Pronouncements***

**Business combination and business separation**
In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:
(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.
For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.
Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

**Stock options**
On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.
This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

**Bonuses to directors and corporate auditors**
Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.
The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

## 4. ACCOUNTING CHANGES

*a.* Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of the replacement-accounting method on the occasion of price plunging.

The effects of this change were to increase operating costs by ¥9,691 million and to decrease operating income and income before income taxes and minority interests by ¥9,691 million for the year ended March 31, 2004.

Furthermore, the Company revised its estimate of the useful lives relating to the aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.

The effects of this change were to increase operating costs by ¥4,265 million and to decrease operating income and income before income taxes and minority interests by ¥4,265 million for the year ended March 31, 2004.

*b.* Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa Shinkansen station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,455 million and to decrease income before income taxes and minority interests by approximately ¥39,455 million for the year ended March 31, 2005.

## 5. INVESTMENT SECURITIES

Information regarding investment securities with readily determinable fair values classified as available-for-sale as of March 31, 2006 and 2005 is as follows:

| | Millions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | | | | 2005 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Equity securities | **¥ 18,660** | **¥ 41,963** | **¥ 13** | **¥ 60,610** | ¥ 14,547 | ¥ 18,105 | ¥ 147 | ¥ 32,505 |
| Debt securities | **70** | | | **70** | 70 | 2 | | 73 |
| Trust fund investment and other | **276** | **155** | | **431** | 276 | 84 | | 360 |

| | Thousands of U.S. Dollars | | | |
|---|---|---|---|---|
| | **2006** | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Equity securities | **$ 159,487** | **$ 358,658** | **$ 111** | **$ 518,034** |
| Debt securities | **598** | | | **598** |
| Trust fund investment and other | **2,358** | **1,325** | | **3,683** |

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥111 million ($948 thousand), ¥22,797 million and ¥1,111 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥6 million ($51 thousand) and ¥2 million ($ 17 thousand), respectively, for the year ended March 31, 2006, ¥21,782 million and nil, respectively, for the year ended March 31, 2005, and ¥738 million and nil, respectively, for the year ended March 31, 2004.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005 were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Equity securities | **¥ 16,157** | ¥ 16,354 | **$ 138,094** |
| Preferred stocks | **5,000** | 5,542 | **42,735** |
| ***Total*** | ***¥ 21,157*** | *¥ 21,896* | ***$ 180,829*** |

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale securities as of March 31, 2006 are as follows:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Due after one year through five years | ¥ 40 | $ 341 |
| Due after five years | 30 | 257 |
| ***Total*** | *¥ 70* | *$ 598* |

Certain securities, which amounted to ¥63 million ($521 thousand) and ¥65 million as of March 31, 2006 and 2005, respectively, were included in the prepaid expenses and other on the accompanying consolidated balance sheets.

## 6. LONG-LIVED ASSETS

The Companies recognize all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Companies continuously receive cash flows in consideration of complementary cash flows.

The Companies reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,095 million as other expense for commercial facilities in Tokyo, which are included in buildings and structures, due to decrease of profitability and lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines. These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

The Companies reviewed its long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of

¥2,450 million ($20,940 thousand) for lands mostly used as a company house for its employees. Since the Companies committed to a plan to sell the lands outside of the group, these carrying amounts were written down to the recoverable amounts, which were measured at its net selling value determined by quotation from Real Estate Appraisers.

## 7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The annual average interest rates applicable to short-term borrowings were 0.29% for 2006 and 0.28% for 2005 and 2004.

Long-term debt as of March 31, 2006 and 2005 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| **The Company** | | | |
| Secured 3.95% Bonds due 2016 | **¥ 30,000** | ¥ 30,000 | **$ 256,410** |
| Secured 2.825% Bonds due 2017 | **50,000** | 50,000 | **427,350** |
| Secured 2.18% Bonds due 2018 | **30,000** | 30,000 | **256,410** |
| Secured 2.6% Bonds due 2020 | **50,000** | 50,000 | **427,350** |
| Unsecured 2.39% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 2.2% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 1.49% Bonds due 2012 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.74% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 1.42% Bonds due 2017 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.15% Bonds due 2022 | **25,000** | 25,000 | **213,675** |
| Unsecured 1.31% Bonds due 2033 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.015% Bonds due 2023 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.2% Bonds due 2024 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.19% Bonds due 2019 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.875% Bonds due 2019 | **20,000** | 20,000 | **170,940** |
| Unsecured 2.21% Bonds due 2024 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.775% Bonds due 2020 | **20,000** | | **170,940** |
| Unsecured 1.28% Bonds due 2012 | **20,000** | | **170,940** |
| Unsecured 1.77% Bonds due 2017 | **20,000** | | **170,940** |
| Unsecured 1.695% Bonds due 2016 | **20,000** | | **170,940** |
| Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2006 to 2024 | **584,535** | 584,710 | **4,996,020** |
| **Subsidiaries** | | | |
| Unsecured and secured loans from Japanese banks and insurance companies, with interest rates ranging from 0.60% to 5.75%, due 2006 to 2018 | **89,841** | 97,796 | **767,880** |
| ***Total*** | ***1,089,376*** | *1,017,506* | ***9,310,905*** |
| Less current maturities | **(116,892)** | (97,929) | **(999,076)** |
| ***Long-term debt, less current maturities*** | ***¥ 972,484*** | *¥ 919,576* | ***$ 8,311,829*** |

The annual maturities of long-term debt outstanding as of March 31, 2006 were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2007 | ¥ 116,892 | $ 999,076 |
| 2008 | 113,335 | 968,675 |
| 2009 | 87,771 | 750,179 |
| 2010 | 107,416 | 918,085 |
| 2011 | 116,906 | 999,196 |
| Thereafter | 547,053 | 4,675,694 |
| ***Total*** | *¥ 1,089,376* | *$ 9,310,905* |

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounting for outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($170,940 thousand) as of March 31, 2006 (see Note 14).

The Company has credit commitments from banks in order to ensure short-term liquidity. Total unused credit available to the Company at March 31, 2006 was ¥100,000 million ($854,700 thousand).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,538,461 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($170,940 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

The carrying amounts of assets pledged as collateral for current portion of long-term debt of ¥246 million ($2,102 thousand) and the above secured long-term debt of consolidated subsidiaries of ¥1,847 million ($15,786 thousand), and the long-term debt of an unconsolidated subsidiary at March 31, 2006 were as follows:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| **For long-term debt of consolidated subsidiary:** | | |
| Buildings and structures—net of accumulated depreciation | ¥ 1,560 | $ 13,342 |
| Land | 669 | 5,717 |
| *Total* | *¥ 2,230* | *$ 19,059* |
| **For long-term debt of unconsolidated subsidiary:** | | |
| Buildings and structures—net of accumulated depreciation | ¥ 124 | $ 1,060 |
| Land | 120 | 1,025 |
| *Total* | *¥ 244* | *$ 2,085* |

## 8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2006 and 2005 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| **Long-term payables incurred for purchase of the Shinkansen railway ground facilities:** | | | |
| With average interest rate of 4.37% (2006) and 4.50% (2005), due semiannually through 2017 | **¥ 1,574,031** | ¥ 1,769,994 | **$ 13,453,256** |
| With a fixed interest rate of 6.35%, due semiannually through 2017 | **290,726** | 382,323 | **2,484,837** |
| With a fixed interest rate of 6.55%, due semiannually through 2051 | **581,335** | 583,376 | **4,968,675** |
| Other | **10,122** | 10,414 | **86,522** |
| *Total* | ***2,456,215*** | *2,746,109* | ***20,993,290*** |
| Less current maturities | **(186,336)** | (199,345) | **(1,592,615)** |
| ***Long-term payables, less current maturities*** | ***¥ 2,269,879*** | *¥ 2,546,763* | ***$ 19,400,675*** |

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity, and has provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥362,686 million ($3,099,880 thousand) and ¥311,125 million as of March 31, 2006 and 2005, respectively, and the related loss on debt assumption amounted to ¥33,507 million ($286,384 thousand) and ¥29,789 million for the years ended March 31, 2006 and 2005, respectively (see Note 14).
The annual maturities of long-term payables as of March 31, 2006 were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2007 | ¥ 186,336 | $ 1,592,615 |
| 2008 | 116,622 | 996,769 |
| 2009 | 122,877 | 1,050,230 |
| 2010 | 128,886 | 1,101,589 |
| 2011 | 134,788 | 1,152,034 |
| Thereafter | 1,766,703 | 15,100,053 |
| *Total* | *¥ 2,456,215* | *$ 20,993,290* |

Interest expense on aforementioned long-term payables amounted to ¥135,154 million ($1,155,162 thousand), ¥152,338 million and ¥166,148 million for the years ended March 31, 2006, 2005 and 2004, respectively.

## 9. RETIREMENT AND PENSION PLANS

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, year of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from 26 consolidated subsidiaries. Eight consolidated subsidiaries also have non-contributory funded pension plans, as an alternative for, or in addition to, the unfunded retirement plans.
The net liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Projected benefit obligation | **¥ 233,335** | ¥ 241,813 | **$ 1,994,316** |
| Fair value of plan assets | **(4,944)** | (4,725) | **(42,256)** |
| Unrecognized actuarial loss | **(4,393)** | (8,206) | **(37,538)** |
| Unrecognized prior service cost | **80** | 144 | **683** |
| Prepaid pension cost | **27** | 25 | **230** |
| ***Net liability*** | ***¥ 224,106*** | *¥ 229,051* | ***$ 1,915,435*** |

The prepaid pension cost was recorded as prepaid expenses and other in the consolidated balance sheets at March 31, 2006 and 2005.
The components of net periodic benefit costs for the years ended March 31, 2006, 2005 and 2004 are as follows:

| | Millions of Yen | | | Thousands of U.S. Dollars |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| Service cost | **¥ 10,242** | ¥ 10,480 | ¥ 10,206 | **$ 87,538** |
| Interest cost | **3,652** | 3,841 | 5,102 | **31,213** |
| Expected return on plan assets | **(43)** | (45) | (38) | **(367)** |
| Recognized actuarial loss | **4,047** | 3,478 | 3,240 | **34,590** |
| Amortization of prior service cost | **(64)** | 196 | (64) | **(547)** |
| ***Net periodic benefit costs*** | ***¥ 17,834*** | *¥ 17,950* | *¥ 18,447* | ***$ 152,427*** |

Assumptions used for the years ended March 31, 2006, 2005 and 2004 are set forth as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Discount rate | **Mainly 1.5%** | Mainly 1.5% | Mainly 1.5% |
| Expected rate of return on plan assets | **0.75% to 1.5%** | 0.75% to 1.5% | 0.75% to 1.5% |
| Recognition period of actuarial gain/loss | **Mainly 5 years** | Mainly 5 years | Mainly 5 years |
| Amortization period of prior service cost | **5 years** | 5 years | 5 years |

## 10. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥750,136 million ($6,411,418 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

***a. Dividends***

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

***b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus***

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

***c. Treasury Stock and Treasury Stock Acquisition Rights***

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

## 11. INCOME TAXES

The Company and its consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40% for the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| **Deferred tax assets:** | | | |
| Liabilities for employees' retirement benefits | **¥ 90,104** | ¥ 85,849 | **$ 770,119** |
| Depreciation and amortization | **45,225** | 41,203 | **386,538** |
| Software | **10,501** | 11,124 | **89,752** |
| Accrued bonuses | **9,078** | 9,092 | **77,589** |
| Railway usage charges | **8,288** | 8,767 | **70,837** |
| Unrealized profit of property and equipment | **5,557** | 5,670 | **47,495** |
| Loss carryforwards | **3,286** | 3,966 | **28,085** |
| Other | **36,592** | 27,510 | **312,781** |
| ***Total*** | ***208,634*** | *193,184* | ***1,783,196*** |
| Less valuation allowance | **(16,005)** | (15,907) | **(136,803)** |
| ***Deferred tax assets*** | ***192,628*** | *177,277* | ***1,646,393*** |
| **Deferred tax liabilities:** | | | |
| Unrealized gain on available-for-sale securities | **16,924** | 7,252 | **144,649** |
| Property and equipment | **4,039** | 4,040 | **34,521** |
| Other | **485** | 453 | **4,155** |
| Deferred tax liabilities | **21,449** | 11,746 | **183,325** |
| ***Net deferred tax assets*** | ***¥ 171,179*** | *¥ 165,530* | ***$ 1,463,068*** |

Net deferred tax assets as of March 31, 2006 and 2005 were reflected in the accompanying consolidated balance sheets under following captions:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Current assets | **¥ 22,009** | ¥ 19,374 | **$ 188,111** |
| Investment and other assets | **149,179** | 146,238 | **1,275,034** |
| Current liabilities | **(9)** | | **(77)** |
| Long-term liabilities | | (81) | |
| ***Net deferred tax assets*** | ***¥ 171,179*** | *¥ 165,530* | ***$ 1,463,068*** |

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2006 and 2005.

## 12. LEASES

As lessee, the Company and consolidated subsidiaries lease certain machinery and vehicles and other assets. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company and consolidated subsidiaries were ¥838 million ($7,162 thousand) and ¥1,160 million for the years ended March 31, 2006 and 2005, respectively.
Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

| | Millions of Yen | | | | | | Thousands of U.S. Dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2006** | | | 2005 | | | **2006** | | |
| | Machinery and Vehicle | Other | Total | Machinery and Vehicle | Other | Total | Machinery and Vehicle | Other | Total |
| Acquisition costs | **¥ 503** | **¥ 2,390** | **¥ 2,894** | ¥ 663 | ¥ 2,958 | ¥ 3,622 | **$ 4,289** | **$ 20,446** | **$ 24,735** |
| Accumulated depreciation | **261** | **1,155** | **1,417** | 306 | 1,609 | 1,915 | **2,230** | **9,882** | **12,112** |
| ***Net leased property*** | ***¥ 241*** | ***¥ 1,235*** | ***¥ 1,477*** | *¥ 357* | *¥ 1,349* | *¥ 1,706* | ***$ 2,059*** | ***$ 10,564*** | ***$ 12,623*** |

Obligations under finance leases:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Due within one year | **¥ 557** | ¥ 714 | **$ 4,761** |
| Due after one year | **944** | 1,016 | **8,068** |
| ***Total*** | ***¥ 1,501*** | *¥ 1,731* | ***$ 12,829*** |

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.
Depreciation expense, which is not reflected in the accompanying consolidated statements of income and retained earnings, computed by the straight-line method was ¥838 million ($7,162 thousand) and ¥1,160 million for the years ended March 31, 2006 and 2005, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2006 and 2005 are due as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Due within one year | **¥ 854** | ¥ 854 | **$ 7,299** |
| Due after one year | **5,268** | 6,123 | **45,034** |
| ***Total*** | ***¥ 6,123*** | *¥ 6,977* | ***$ 52,333*** |

As lessor, certain consolidated subsidiaries provide leases such as vehicles, machinery and equipment, which are recorded in the accompanying consolidated balance sheets. The gross amounts of those assets and related accumulated depreciation as of March 31, 2006 and 2005 were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Acquisition costs | **¥ 443** | ¥ 365 | **$ 3,786** |
| Accumulated depreciation | **228** | 204 | **1,949** |
| ***Net leased property*** | ***¥ 215*** | *¥ 161* | ***$ 1,837*** |

Future minimum lease income under finance leases as of March 31, 2006 and 2005 are due as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Due within one year | **¥ 199** | ¥ 160 | **$ 1,700** |
| Due after one year | **213** | 151 | **1,829** |
| ***Total*** | ***¥ 413*** | *¥ 311* | ***$ 3,529*** |

The amount of future minimum lease income under finance leases mentioned above includes the imputed interest income portion. Lease income and depreciation relating to lease properties reflected in the accompanying consolidated statements of income and retained earnings for the years ended March 31, 2006 and 2005 are as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Lease income | **¥ 214** | ¥ 176 | **$ 1,829** |
| Depreciation expense | **101** | 85 | **863** |

## 13. RELATED PARTY TRANSACTIONS

The following table summarizes the Company's related party transactions with the Company's major shareholder for the years ended March 31, 2006 and 2005, and related balances as of March 31, 2006 and 2005.

Pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, the CATT integrated with JRCPC, that had been the Company's major shareholder as discussed in Note 1, to establish JRTT. JRTT acquired all assets and assumed all liabilities from these two public corporations.

As a result of the integration mentioned above, the transaction with JRTT fell within the scope of a related party transaction. The Company has recognized the transaction of payment of long-term payables and related interest to JRTT as a related party transaction with a major shareholder since the date of the integration.

As discussed in Note 8, based on debt assumptions agreements with the financial institutions and the special purpose entity, the Company transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity. Corresponding to this off balance sheet transaction, the amount of ¥362,686 million ($3,099,880 thousand) derecognized was excluded from the balance of long-term payables due to JRTT shown below.

Transactions and related balances were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Interest expense | **¥ 134,705** | ¥ 151,702 | **$ 1,151,324** |
| Long-term payables | **2,446,093** | 2,735,695 | **20,906,777** |
| Other current liabilities (accrued expenses) | **8,094** | 10,096 | **69,179** |

As discussed in Note 1, on April 5, 2006 all the Company's shares held by the JRTT were sold.

## 14. CONTINGENCIES

The Companies guarantee the long-term debt of an unconsolidated subsidiary of ¥224 million ($1,914 thousand) as of March 31, 2006.

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥35,989 million ($307,598 thousand) by the Institute as of March 31, 2006, the proceeds of which are being used for the enhancement of technology development for the Superconducting Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2006, the Company had contingent obligations of ¥20,000 million ($170,940 thousand) for the bonds and ¥362,686 million ($3,099,880 thousand) for long-term payables, respectively.

## 15. SEGMENT INFORMATION

The Companies' primary business activities include transportation, merchandise and other, real estate and other services. The transportation segment includes the Company's railway and bus operations. The merchandise and other segment includes department store, wholesale, retail sales and food service. The real estate segment includes real estate rental business. Other services segment includes hotel, travel, advertising, construction and other business.

Information by these industry segments of the Companies for the years ended March 31, 2006, 2005 and 2004 were as follows:

### (1) Sales and Operating Income

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2006: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥ 1,187,944 | ¥ 183,103 | ¥ 38,046 | ¥ 58,556 | | ¥ 1,467,650 |
| Intercompany | 11,857 | 7,603 | 20,186 | 86,518 | ¥ (126,165) | |
| *Total* | *1,199,802* | *190,706* | *58,232* | *145,074* | *(126,165)* | *1,467,650* |
| Operating costs and expenses | 819,819 | 183,197 | 45,766 | 141,117 | (126,005) | *1,063,895* |
| *Operating income* | *¥ 379,983* | *¥ 7,509* | *¥ 12,466* | *¥ 3,956* | *¥ (160)* | *¥ 403,754* |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2005: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥ 1,137,183 | ¥ 171,599 | ¥ 37,072 | ¥ 63,641 | | ¥ 1,409,497 |
| Intercompany | 11,081 | 6,976 | 18,646 | 74,605 | ¥ (111,309) | |
| *Total* | *1,148,265* | *178,575* | *55,718* | *138,246* | *(111,309)* | *1,409,497* |
| Operating costs and expenses | 821,138 | 172,979 | 42,879 | 136,027 | (111,354) | 1,061,670 |
| *Operating income* | *¥ 327,127* | *¥ 5,596* | *¥ 12,839* | *¥ 2,218* | *¥ 44* | *¥ 347,826* |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2004: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥ 1,114,515 | ¥ 169,473 | ¥ 38,069 | ¥ 61,995 | | ¥ 1,384,055 |
| Intercompany | 11,077 | 6,816 | 17,407 | 77,695 | ¥ (112,996) | |
| *Total* | *1,125,593* | *176,289* | *55,477* | *139,691* | *(112,996)* | *1,384,055* |
| Operating costs and expenses | 801,582 | 170,921 | 43,284 | 136,647 | (112,826) | 1,039,610 |
| *Operating income* | *¥ 324,011* | *¥ 5,368* | *¥ 12,192* | *¥ 3,043* | *¥ (170)* | *¥ 344,445* |

| | Thousands of U.S. Dollars | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2006: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | $ 10,153,367 | $ 1,564,982 | $ 325,179 | $ 500,489 | | $ 12,544,017 |
| Intercompany | 101,350 | 64,983 | 172,530 | 739,470 | $ (1,078,333) | |
| *Total* | *10,254,717* | *1,629,965* | *497,709* | *1,239,959* | *(1,078,333)* | *12,544,017* |
| Operating costs and expenses | 7,007,000 | 1,565,786 | 391,162 | 1,206,146 | (1,076,965) | 9,093,129 |
| *Operating income* | *$ 3,247,717* | *$ 64,179* | *$ 106,547* | *$ 33,813* | *$ (1,368)* | *$ 3,450,888* |

As discussed in Note 4.a, effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. The effects of this change were to increase operating costs of transportation segment for the year ended March 31, 2004 by ¥9,691 million and to decrease operating income of transportation segment by ¥9,691 million. Furthermore, the Company revised its estimate of the useful lives relating to depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. The effects of this change were to increase operating costs of transportation segment by ¥4,265 million and to decrease operating income of transportation segment by ¥4,265 million.

As discussed in Note 4.b, effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method since assuming the Shinkansen railway ground facilities that had been different from method adopted for conventional railway network. This change was made to reinforce the financial position and unify its method to the method adopted for conventional railway network in connection with both commencement of Shinagawa Shinkansen station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr. The effects of this change were to increase depreciation expense in transportation segment by ¥39,455 million and to decrease operating income of transportation segment by approximately ¥39,455 million for the year ended March 31, 2005.

## (2) Assets, Depreciation and Amortization, Impairment Loss and Capital Expenditures

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2006: | | | | | | |
| Assets | ¥ 4,956,400 | ¥ 65,723 | ¥ 283,191 | ¥ 93,203 | ¥ (88,670) | ¥ 5,309,848 |
| Depreciation and amortization | 219,799 | 2,519 | 10,644 | 1,891 | | 234,854 |
| Impairment loss | 2,450 | | | | | 2,450 |
| Capital expenditures | 112,319 | 2,845 | 14,731 | 2,527 | | 132,423 |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2005: | | | | | | |
| Assets | ¥ 5,055,400 | ¥ 60,039 | ¥ 272,077 | ¥ 83,272 | ¥ (161,298) | ¥ 5,309,491 |
| Depreciation and amortization | 236,241 | 2,446 | 10,285 | 1,834 | | 250,807 |
| Capital expenditures | 124,670 | 3,930 | 11,098 | 3,023 | | 142,722 |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2004: | | | | | | |
| Assets | ¥ 5,209,908 | ¥ 58,241 | ¥ 271,137 | ¥ 80,305 | ¥ (146,079) | ¥ 5,473,512 |
| Depreciation and amortization | 210,869 | 2,480 | 10,359 | 1,729 | | 225,439 |
| Capital expenditures | 150,900 | 2,699 | 11,304 | 2,432 | | 167,337 |

| | Thousands of U.S. Dollars | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and Other | Real Estate | Other Services | Eliminations or Corporate | Consolidated |
| For the year ended March 31, 2006: | | | | | | |
| Assets | $ 42,362,393 | $ 561,735 | $ 2,420,435 | $ 796,616 | $ (757,863) | $ 45,383,316 |
| Depreciation and amortization | 1,878,623 | 21,529 | 90,974 | 16,173 | | 2,007,299 |
| Impairment loss | 20,940 | | | | | 20,940 |
| Capital expenditures | 959,991 | 24,316 | 125,905 | 21,608 | | 1,131,820 |

As discussed in Note 3.g, effective April 1, 2004, the Companies adopted the new accounting standard for impairment of fixed assets. The effects of this change were to decrease assets in transportation segment by ¥1,005 million and to decrease assets in merchandise and other segment by ¥47 million for the year ended March 31, 2005.

The amounts of corporate assets included in eliminations or corporate column were ¥159,703 million ($1,364,982 thousand), ¥49,445 million and ¥52,494 million for the years ended March 31, 2006, 2005 and 2004, respectively. Corporate assets principally consisted of short-term and long-term investments.

Geographic segment information and information for overseas sales are not presented since the Companies have no overseas operations.

## 16. SUBSEQUENT EVENTS

***a. Repurchase of Treasury Stock***

On April 5, 2006, the Board of Directors made a resolution to repurchase treasury stock in accordance with the Company's Articles of Incorporation for implementation of appropriate measurement for the Company's flexible capital policy. Based on the resolution, on April 5, 2006, the Company repurchased 268,686 shares of treasury stock at the closing price through the Tokyo Stock Exchange ToSTNet-2 system. The aggregated acquisition cost of the repurchase is ¥308,988 million ($2,640,923 thousand).

***b. Appropriations of Retained Earnings***

The following appropriations of retained earnings at March 31, 2006 were approved at the Company's shareholders meeting held on June 23, 2006:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Year-end cash dividends, ¥3,500 ($29.91) per share | ¥ 7,840 | $ 67,008 |
| Bonuses to directors and corporate auditors | 331 | 2,829 |
| ***Total*** | *¥ 8,171* | *$ 69,837* |

Central Japan Railway Company

March 31, 2006 and 2005

| ASSETS | Millions of Yen (Note 2) | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | **¥ 168,903** | ¥ 74,480 | **$ 1,443,615** |
| Trade receivables (Note 12) | **17,877** | 18,510 | **152,794** |
| Materials and supplies | **6,770** | 6,864 | **57,863** |
| Deferred tax assets (Note 10) | **19,222** | 16,186 | **164,290** |
| Prepaid expenses and other current assets (Note 12) | **30,334** | 23,663 | **259,292** |
| ***Total current assets*** | ***243,109*** | *139,705* | ***2,077,854*** |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities | **81,811** | 54,306 | **699,239** |
| Investments in and advances to subsidiaries and associated companies | **130,890** | 117,621 | **1,118,717** |
| Deferred tax assets (Note 10) | **140,193** | 137,170 | **1,198,230** |
| Prepaid expenses and other (Note 12) | **18,094** | 21,689 | **154,669** |
| ***Total investments and other assets*** | ***370,989*** | *330,787* | ***3,170,855*** |
| PROPERTY AND EQUIPMENT (Note 5): | | | |
| Railway business property (Note 6) | **7,088,802** | 7,060,282 | **60,588,051** |
| Other business property | **219,734** | 226,817 | **1,878,068** |
| Construction in progress (Note 6) | **92,484** | 68,374 | **790,479** |
| ***Total*** | ***7,401,022*** | *7,355,474* | ***63,256,598*** |
| Accumulated depreciation | **(2,859,058)** | (2,679,500) | **(24,436,402)** |
| ***Net property and equipment*** | ***4,541,963*** | *4,675,973* | ***38,820,196*** |
| *TOTAL* | ***¥ 5,156,062*** | *¥ 5,146,467* | ***$ 44,068,905*** |

See notes to non-consolidated financial statements.

March 31, 2006 and 2005

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of Yen (Note 2) | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| **CURRENT LIABILITIES:** | | | |
| Short-term borrowings | **¥ 83,109** | ¥ 69,233 | **$ 710,333** |
| Trade payables (Note 12) | **110,159** | 85,883 | **941,529** |
| Current portion of long-term debt (Note 7) | **109,774** | 89,974 | **938,239** |
| Current portion of long-term payables (Note 8) | **186,336** | 199,345 | **1,592,615** |
| Accrued bonuses | **18,765** | 19,620 | **160,384** |
| Consumption tax payable | **7,476** | 9,190 | **63,897** |
| Accrued income taxes | **59,790** | 39,826 | **511,025** |
| Advances received | **29,295** | 29,425 | **250,384** |
| Interline payables (Note 12) | **1,896** | 321 | **16,205** |
| Other current liabilities (Note 12) | **65,062** | 59,372 | **556,124** |
| ***Total current liabilities*** | ***671,666*** | *602,193* | ***5,740,735*** |
| **LONG-TERM LIABILITIES:** | | | |
| Long-term debt (Note 7) | **889,760** | 829,735 | **7,604,786** |
| Long-term payables (Note 8) | **2,269,879** | 2,546,763 | **19,400,675** |
| Allowance for large scale renovation of the Shinkansen infrastructure | **116,666** | 83,333 | **997,145** |
| Liabilities for employees' retirement benefits | **216,935** | 222,115 | **1,854,145** |
| Other (Note 12) | **37,897** | 25,784 | **323,932** |
| ***Total long-term liabilities*** | ***3,531,139*** | *3,707,731* | ***30,180,683*** |
| **CONTINGENCIES (Notes 11 and 13)** | | | |
| **SHAREHOLDERS' EQUITY (Notes 9 and 14):** | | | |
| Common stock—authorized, 8,960,000 shares; issued and outstanding, 2,240,000 shares in 2006 and 2005 | **112,000** | 112,000 | **957,264** |
| Capital surplus | **53,500** | 53,500 | **457,264** |
| Retained earnings: | | | |
| Legal reserve | **12,504** | 12,504 | **106,871** |
| Unappropriated | **750,136** | 647,780 | **6,411,418** |
| Unrealized gain on available-for-sale securities | **25,115** | 10,757 | **214,670** |
| ***Total shareholders' equity*** | ***953,256*** | *836,542* | ***8,147,487*** |
| *TOTAL* | ***¥ 5,156,062*** | *¥ 5,146,467* | ***$ 44,068,905*** |

See notes to non-consolidated financial statements.

# Non-consolidated Statements of Income and Retained Earnings

Central Japan Railway Company — Years Ended March 31, 2006, 2005 and 2004

| | Millions of Yen (Note 2) | | | Thousands of U.S. Dollars (Note 2) |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| **OPERATING REVENUES (Note 12):** | | | | |
| Railway business | **¥ 1,191,496** | ¥ 1,140,834 | ¥ 1,118,660 | **$10,183,726** |
| Other | **8,119** | 8,420 | 9,123 | **69,402** |
| ***Total operating revenues*** | ***1,199,616*** | *1,149,254* | *1,127,783* | ***10,253,128*** |
| **OPERATING COSTS AND EXPENSES (Note 12):** | | | | |
| Railway business (Notes 4.a and 4.b) | **811,395** | 813,743 | 795,111 | **6,935,000** |
| Other | **4,466** | 4,533 | 5,352 | **38,188** |
| ***Total operating costs and expenses*** | ***815,862*** | *818,276* | *800,463* | ***6,973,188*** |
| ***Operating income*** | ***383,753*** | *330,978* | *327,319* | ***3,279,940*** |
| **OTHER INCOME (EXPENSES) (Note 12):** | | | | |
| Interest and dividend income | **706** | 821 | 630 | **6,034** |
| Interest expense (Note 8) | **(158,677)** | (176,660) | (190,732) | **(1,356,213)** |
| Gain or loss on sales of investment securities—net | **(1)** | 20,609 | 738 | **(8)** |
| Loss on debt assumption (Note 8) | **(33,507)** | (29,789) | (17,745) | **(286,384)** |
| Other—net (Note 6) | **(16)** | 1,712 | (6,179) | **(156)** |
| ***Other expenses—net*** | ***(191,496)*** | *(183,306)* | *(213,289)* | ***(1,636,727)*** |
| **INCOME BEFORE INCOME TAXES** | **192,256** | 147,671 | 114,030 | **1,643,213** |
| **INCOME TAXES (Note 10):** | | | | |
| Current | **91,888** | 66,568 | 60,036 | **785,367** |
| Deferred | **(15,712)** | (9,519) | (12,982) | **(134,290)** |
| ***Total income taxes*** | ***76,176*** | *57,049* | *47,053* | ***651,077*** |
| **NET INCOME** | **116,080** | 90,622 | 66,977 | **992,136** |
| **RETAINED EARNINGS (UNAPPROPRIATED), BEGINNING OF YEAR** | **647,780** | 568,632 | 513,148 | **5,536,581** |
| **APPROPRIATIONS:** | | | | |
| Cash dividends | **(13,440)** | (11,200) | (11,200) | **(114,871)** |
| Other | **(284)** | (274) | (292) | **(2,428)** |
| ***RETAINED EARNINGS (UNAPPROPRIATED), END OF YEAR (Notes 9 and 14)*** | ***¥ 750,136*** | *¥ 647,780* | *¥ 568,632* | ***$ 6,411,418*** |

| | Yen | | | U.S. Dollars |
|---|---|---|---|---|
| **PER SHARE OF COMMON STOCK (Note 3.o):** | | | | |
| Net income | **¥ 51,673.80** | ¥ 40,329.38 | ¥ 29,778.01 | **$ 441.66** |
| Cash dividends applicable to the year | **6,500.00** | 5,500.00 | 5,000.00 | **55.56** |

See notes to non-consolidated financial statements.

Central Japan Railway Company

## 1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR") was succeeded to by the following newly established organizations: seven railway companies including the Company, the former Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997–1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology ("CATT") (2003–1997) and in turn by the Japan Railway Construction, Transport and Technology Agency("JRTT")), former Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, since the Law was revised and the Company was no longer in scope of the Law, the Company was not required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation ("JRCPC").

On October 1, 2003, the CATT and the JRCPC were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as JRTT.

In July 2005, the JRTT sold 600,000 shares of the Company.

On April 5, 2006, the JRTT also sold its remaining 286,071 shares of the Company. As a result of this sale, all of the Company's shares held by the JRTT were sold.

## 2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by the Company in accordance with the provisions set forth in the Commercial Code of Japan (the "Code"), the Japanese Securities and Exchange Law, the Law for Railway Business Enterprise and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting principles generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2005 and 2004 financial statements to conform to the classifications used in 2006. In accordance with accounting principles generally accepted in Japan, certain disclosures are not required to be and have not been presented herein.

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Non-consolidation***

The non-consolidated financial statements do not include the accounts of subsidiaries. Investment in subsidiaries and associated companies are stated at cost.

***b. Cash Equivalents***

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits and commercial paper that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

***c. Materials and Supplies***

Materials and supplies are carried at cost determined by the moving-average cost method.

***d. Investment Securities***

All investment securities are classified and accounted for, depending on the management's intent, as available-for-sale securities and are reported at fair value, which are principally comprised of investment securities, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

***e. Property and Equipment***

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed on the declining-balance method over the estimated useful lives of the assets (see Note 4.b). Additional depreciation is provided for Shinkansen cars based on kilometers traveled. The range of useful lives is principally from 3 to 60 years for buildings and structures, from 10 to 20 years for rolling stock, and from 3 to 20 years for machinery and equipment.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are accounted for by the replacement-accounting method (see Note 4.a).

***f. Long-lived Assets***

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2004. The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes for the year ended March 31, 2005 by ¥1,005 million.

***g. Software Costs***

Software costs are amortized by the straight-line method over 5 years.

***h. Deferred Charges***

Bond issuance costs are charged to income as incurred.

***i. Allowance for Large Scale Renovation of the Shinkansen Infrastructure***

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law.

***j. Retirement and Pension Plans***

The Company has an unfunded retirement plan covering substantially all employees. Under the plan, employees terminating their employment are entitled to lump-sum severance payments based on their rate of pay at the time of termination, years of service and certain other factors.

The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.

The liability for employees' retirement benefits is calculated based on the projected benefit obligations at the balance sheet date.

***k. Leases***

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

***l. Income Taxes***

The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

***m. Appropriations of Retained Earnings***

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

***n. Consumption Tax***

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenues and expenses.

***o. Per Share Information***

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

The net income available to common shareholders used in the computation for 2006, 2005 and 2004 were ¥115,749 million ($989,307 thousand), ¥90,337 million and ¥66,702 million, respectively. The average number of common shares used in the computation was 2,240,000 shares for 2006, 2005 and 2004. Diluted net income per share is not presented in the accompanying non-consolidated financial statements as the Company does not have any dilutive securities.

Cash dividends per share presented in the accompanying non-consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

***p. Related Party Transaction***

Related party transactions other than with subsidiaries are not presented herein, as they are disclosed in the consolidated financial statements of the Company and consolidated subsidiaries.

*q. New accounting pronouncements*

**Business Combination and Business Separation**

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

**Stock options**

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

**Bonuses to directors and corporate auditors**

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

## 4. ACCOUNTING CHANGES

*a.* Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of replacement-accounting method on the occasion of price plunging.

The effects of this change were to increase operating costs by ¥9,691 million and to decrease operating income and income before income taxes by ¥9,691 million for the year ended March 31, 2004.

Furthermore, the Company revised its estimate of the useful lives relating to aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.

The effects of this change were to increase operating costs by ¥4,265 million and to decrease operating income and income before income taxes by ¥4,265 million for the year ended March 31, 2004.

*b.* Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa Shinkansen station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,817 million and to decrease operating income and income before income taxes by approximately ¥39,817 million for the year ended March 31, 2005.

## 5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2006 and 2005, consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Land | **¥ 2,332,925** | ¥ 2,336,817 | **$ 19,939,529** |
| Buildings | **470,191** | 469,371 | **4,018,726** |
| Structures | **3,393,731** | 3,383,047 | **29,006,247** |
| Rolling stock | **727,937** | 721,382 | **6,221,683** |
| Machinery and equipment | **383,751** | 376,481 | **3,279,934** |
| Construction in progress | **92,484** | 68,374 | **790,479** |
| ***Total*** | ***7,401,022*** | *7,355,474* | ***63,256,598*** |
| Accumulated depreciation | **(2,859,058)** | (2,679,500) | **(24,436,402)** |
| ***Net property and equipment*** | ***¥ 4,541,963*** | *¥ 4,675,973* | ***$ 38,820,196*** |

## 6. LONG-LIVED ASSETS

The Company recognizes all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Company continuously receives cash flows in consideration of complementary cash flows.

The Company reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,005 million as other expense for lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines.

The Company reviewed its long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥2,450 million ($20,940 thousand) for lands mostly used as a company house for its employees. Since the Company committed to a plan to sell the lands outside of the group, these carrying amounts were written down to the recoverable amounts, which were measured at its net selling value determined by quotation from Real Estate Appraisers.

These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

## 7. LONG-TERM DEBT

Long-term debt as of March 31, 2006 and 2005, consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Secured 3.95% Bonds due 2016 | **¥ 30,000** | ¥ 30,000 | **$ 256,410** |
| Secured 2.825% Bonds due 2017 | **50,000** | 50,000 | **427,350** |
| Secured 2.18% Bonds due 2018 | **30,000** | 30,000 | **256,410** |
| Secured 2.6% Bonds due 2020 | **50,000** | 50,000 | **427,350** |
| Unsecured 2.39% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 2.2% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 1.49% Bonds due 2012 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.74% Bonds due 2022 | **20,000** | 20,000 | **170,940** |
| Unsecured 1.42% Bonds due 2017 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.15% Bonds due 2022 | **25,000** | 25,000 | **213,675** |
| Unsecured 1.31% Bonds due 2033 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.015% Bonds due 2023 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.2% Bonds due 2024 | **10,000** | 10,000 | **85,470** |
| Unsecured 2.19% Bonds due 2019 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.875% Bonds due 2019 | **20,000** | 20,000 | **170,940** |
| Unsecured 2.21% Bonds due 2024 | **10,000** | 10,000 | **85,470** |
| Unsecured 1.775% Bonds due 2020 | **20,000** | | **170,940** |
| Unsecured 1.28% Bonds due 2012 | **20,000** | | **170,940** |
| Unsecured 1.77% Bonds due 2017 | **20,000** | | **170,940** |
| Unsecured 1.695% Bonds due 2016 | **20,000** | | **170,940** |
| Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2006 to 2024 | **584,535** | 584,710 | **4,996,020** |
| ***Total*** | ***999,535*** | *919,710* | ***8,543,025*** |
| Less current maturities | **(109,774)** | (89,974) | **(938,239)** |
| ***Long-term debt, less current maturities*** | ***¥ 889,760*** | *¥ 829,735* | ***$ 7,604,786*** |

The annual maturities of long-term debt outstanding as of March 31, 2006, were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2007 | ¥ 109,774 | $ 938,239 |
| 2008 | 106,484 | 910,119 |
| 2009 | 65,984 | 563,965 |
| 2010 | 93,794 | 801,658 |
| 2011 | 110,194 | 941,829 |
| Thereafter | 513,301 | 4,387,215 |
| ***Total*** | *¥ 999,535* | *$ 8,543,025* |

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounts for all outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($170,940 thousand) as of March 31, 2006 (see Note 13).
The Company has credit commitments from banks in order to ensure short-term liquidity. Total unused credit available to the Company at March 31, 2006 was ¥100,000 million ($854,700 thousand).
All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,538,461 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($170,940 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

## 8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2006 and 2005, consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Long-term payables incurred for purchase of the Shinkansen railway ground facilities: | | | |
| With average interest rate of 4.37% (2006) and 4.50% (2005), due semiannually through 2017 | **¥ 1,574,031** | ¥ 1,769,994 | **$ 13,453,256** |
| With a fixed interest rate of 6.35%, due semiannually through 2017 | **290,726** | 382,323 | **2,484,837** |
| With a fixed interest rate of 6.55%, due semiannually through 2051 | **581,335** | 583,376 | **4,968,675** |
| Other | **10,122** | 10,414 | **86,522** |
| ***Total*** | ***2,456,215*** | *2,746,109* | ***20,993,290*** |
| Less current maturities | **(186,336)** | (199,345) | **(1,592,615)** |
| ***Long-term payables, less current maturities*** | ***¥ 2,269,879*** | *¥ 2,546,763* | ***$ 19,400,675*** |

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity and provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥362,686 million ($3,099,880 thousand) and ¥311,125 million as of March 31, 2006 and 2005, respectively, and the related loss on debt assumption amounted to ¥33,507 million ($286,384 thousand) and ¥29,789 million for the years ended March 31, 2006 and 2005, respectively (see Note 13).
The annual maturities of long-term payables as of March 31, 2006, were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2007 | ¥ 186,336 | $ 1,592,615 |
| 2008 | 116,622 | 996,769 |
| 2009 | 122,877 | 1,050,230 |
| 2010 | 128,886 | 1,101,589 |
| 2011 | 134,788 | 1,152,034 |
| Thereafter | 1,766,703 | 15,100,053 |
| ***Total*** | *¥ 2,456,215* | *$ 20,993,290* |

Interest expense on aforementioned long-term payables amounted to ¥135,154 million ($1,155,162 thousand), ¥152,338 million and ¥166,148 million for the years ended March 31, 2006, 2005 and 2004, respectively.

## 9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Code.

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥750,136 million ($6,411,418 thousand) as of March 31, 2006, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

***a. Dividends***

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

***b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus***

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

***c. Treasury Stock and Treasury Stock Acquisition Rights***

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

## 10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40% for the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005, are as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| **Deferred tax assets:** | | | |
| Liabilities for employees' retirement benefits | **¥ 87,207** | ¥ 83,238 | **$ 745,358** |
| Depreciation | **45,159** | 41,111 | **385,974** |
| Software | **10,446** | 11,071 | **89,282** |
| Railway usage charges | **8,288** | 8,767 | **70,837** |
| Accrued bonuses | **7,543** | 7,693 | **64,470** |
| Other | **36,385** | 27,346 | **311,019** |
| *Total* | ***195,032*** | *179,229* | ***1,666,940*** |
| Less valuation allowance | **(14,856)** | (14,764) | **(126,976)** |
| *Deferred tax assets* | ***180,176*** | *164,464* | ***1,539,964*** |
| **Deferred tax liabilities:** | | | |
| Unrealized gain on available-for-sale securities | **16,883** | 7,231 | **144,307** |
| Property and equipment | **3,876** | 3,876 | **33,137** |
| Deferred tax liabilities | **20,760** | 11,108 | **177,444** |
| *Net deferred tax assets* | ***¥ 159,416*** | *¥ 153,356* | ***$ 1,362,520*** |

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2006 and 2005.

## 11. LEASES

The Company leases certain assets relating to railway business and other business. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company were ¥553 million ($4,726 thousand) and ¥747 million for the years ended March 31, 2006 and 2005, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

| | Millions of Yen | | | | | | Thousands of U.S. Dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2006** | | | 2005 | | | **2006** | | |
| | Railway Business Property | Other Business Property | Total | Railway Business Property | Other Business Property | Total | Railway Business Property | Other Business Property | Total |
| Acquisition cost | **¥1,474** | **¥ 174** | **¥ 1,649** | ¥1,684 | ¥ 225 | ¥ 1,910 | **$ 12,598** | **$ 1,487** | **$ 14,085** |
| Accumulated depreciation | **434** | **108** | **543** | 746 | 144 | 890 | **3,709** | **932** | **4,641** |
| *Net leased property* | ***¥ 1,040*** | ***¥ 65*** | ***¥ 1,105*** | *¥ 938* | *¥ 81* | *¥ 1,020* | ***$ 8,889*** | ***$ 555*** | ***$ 9,444*** |

Obligations under finance leases:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Due within one year | **¥ 370** | ¥ 446 | **$ 3,162** |
| Due after one year | **735** | 573 | **6,282** |
| *Total* | ***¥ 1,105*** | *¥ 1,020* | ***$ 9,444*** |

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying non-consolidated statements of income and retained earnings, computed by the straight-line method was ¥553 million ($4,726 thousand) and ¥747 million for the years ended March 31, 2006 and 2005, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2006 and 2005 are due as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Due within one year | **¥ 854** | ¥ 854 | **$ 7,299** |
| Due after one year | **5,268** | 6,123 | **45,034** |
| *Total* | ***¥ 6,123*** | *¥ 6,977* | ***$ 52,333*** |

## 12. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries of the Company for the years ended March 31, 2006, 2005 and 2004, were as follows:

| | Millions of Yen | | |
|---|---|---|---|
| | Operating Revenue | Operating Costs and Expenses | Non-operating Transactions |
| **2006** | | | |
| Subsidiaries | **¥ 16,643** | **¥ 80,233** | **¥ 20,205** |
| 2005 | | | |
| Subsidiaries | 15,825 | 73,239 | 13,790 |
| 2004 | | | |
| Subsidiaries | 16,432 | 66,542 | 22,990 |

| | Thousands of U.S. Dollars | | |
|---|---|---|---|
| | Operating Revenue | Operating Costs and Expenses | Non-operating Transactions |
| **2006** | | | |
| Subsidiaries | **$ 142,247** | **$ 685,752** | **$ 172,692** |

Amounts due from (to) subsidiaries of the Company as of March 31, 2006 and 2005, were as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | **2006** | | 2005 | |
| | Current | Non-current | Current | Non-current |
| Due from subsidiaries | **¥ 9,828** | **¥ 12,845** | ¥ 7,439 | ¥ 7,932 |
| Due to subsidiaries | **98,516** | **3,150** | 77,939 | 3,150 |

| | Thousands of U.S. Dollars | |
|---|---|---|
| | **2006** | |
| | Current | Non-current |
| Due from subsidiaries | **$ 84,000** | **$ 109,786** |
| Due to subsidiaries | **842,017** | **26,923** |

## 13. CONTINGENCIES

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥35,989 million ($307,598 thousand) by the Institute as of March 31, 2006, the proceeds of which are being used for the enhancement of technology development for the Superconducting Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2006, the Company had contingent obligations of ¥20,000 million ($170,940 thousand) for the bonds and ¥362,686 million ($3,099,880 thousand) for long-term payables, respectively.

The Company also had contingent liabilities for guarantees of the loans of a subsidiary amounting to ¥60,977 million ($521,170 thousand) at March 31, 2006.

## 14. SUBSEQUENT EVENT

***a. Repurchase of Treasury Stock***

On April 5, 2006, the Board of Directors made a resolution to repurchase treasury stock in accordance with the Company's Articles of Incorporation for implementation of appropriate measurement for the Company's flexible capital policy. Based on the resolution, on April 5, 2006, the Company repurchased 268,686 shares of treasury stock at the closing price through the Tokyo Stock Exchange ToSTNet-2 system. The aggregated acquisition cost of the repurchase is ¥308,988 million ($2,640,923 thousand).

***b .Appropriations of Retained Earnings***

The following appropriations of retained earnings at March 31, 2006 were approved at the Company's shareholders meeting held on June 23, 2006:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Year-end cash dividends, ¥3,500 ($29.91) per share | ¥ 7,840 | $ 67,008 |
| Bonuses to directors and corporate auditors | 331 | 2,829 |
| ***Total*** | *¥ 8,171* | *$ 69,837* |

# Independent Auditors' Report

**Deloitte Touche Tohmatsu**
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax:+81(3)3457 1694
www.deloitte.com/jp

Deloitte.

***To the Board of Directors of Central Japan Railway Company:***

We have audited the accompanying consolidated balance sheets of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended March 31, 2006, and the accompanying non-consolidated balance sheets of Central Japan Railway Company as of March 31, 2006 and 2005, and the related non-consolidated statements of income and retained earnings for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated and non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and non-consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,

(1) The consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

(2) The non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Japan Railway Company as of March 31, 2006 and 2005, and the results of its operations for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements and Note 4 to the non-consolidated financial statements, the Company changed its method of accounting for depreciation for the buildings and structures of Shinkansen railway ground facilities as of April 1, 2004, and depreciation for the replacement assets of Shinkansen railway ground facilities as of April 1, 2003.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 of the consolidated financial statements and the non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

**June 23, 2006**

# Appendix 1—Transportation Data

## ■Rolling Stock Kilometers


(million kilometers)
1,200
1,000
800
600
400
200
0
Total
795 815 877 942 993 1,006 991 978 983 963 964 950 941 936 939 940 948 989 1,050
Shinkansen
586 603 658 713 755 770 757 751 754 738 739 729 722 720 725 728 737 782 845
Conventional Railway
209 212 219 229 238 236 234 227 228 226 225 221 219 216 214 213 211 207 205
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3

## ■Top 10 Stations in terms of Number of Passengers

(Daily average of FY 2005)


(thousand passengers / day)
200
150
100
50
0
188
92
64
60
51
37
31
30
29
28
Nagoya
Tokyo
Shin-osaka
Shizuoka
Kanayama
Hamamatsu
Kyoto
Mishima
Kozoji
Gifu

Note:The figures for Tokyo,Kyoto,and Shin-Osaka Stations indicate Shinkansen passengers only

## ■Passenger Kilometers

### ●Shinkansen


(hundred million passenger-kilometers)
450
400
350
300
20
10
0
Total
321 363 374 413 418 407 405 389 398 410 411 394 389 397 406 396 403 416 438
Ordinary tickets
320 361 371 409 413 400 397 381 389 400 401 384 379 386 395 385 392 404 426
Commuter passes
1 2 3 4 6 7 8 9 9 10 10 10 10 10 11 11 11 12 12
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3

### ●Conventional Railway


(hundred million passenger-kilometers)
120
100
80
60
40
20
0
Total
90 88 89 97 103 105 105 100 97 97 95 91 90 90 90 89 89 89 91
Ordinary tickets
53 49 48 53 55 56 54 52 52 52 51 51 50 51 51 51 51 52 52
Commuter passes
37 39 41 44 48 50 51 49 45 45 44 41 40 39 39 38 38 38 39
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3

## Passenger Ridership

### Shinkansen



(million passengers)
160
140
120
100
80
20
10
0
Total
102 112 117 130 134 132 132 128 133 134 134 130 128 130 132 130 132 137 144
Ordinary tickets
100 110 114 125 128 125 124 119 123 124 124 119 117 119 121 118 121 124 131
Commuter passes
2 2 3 5 6 7 8 9 10 10 11 11 11 11 11 12 12 12 13
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3


### Conventional Railway



(million passengers)
400
300
200
100
0
Total
301 322 327 354 380 392 396 393 393 395 387 382 378 377 377 373 374 374 382
Commuter passes
189 199 208 223 238 248 252 253 252 253 247 244 242 241 240 238 239 239 242
Ordinary tickets
112 123 119 131 141 144 144 140 141 143 141 137 136 137 137 135 136 135 141
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3


## Railway Passenger Operations Revenues

### Shinkansen



(Billions of yen)
1,000
900
800
700
600
20
10
0
Total
714.6 810.2 842.6 925.2 944.0 919.9 919.9 898.2 925.5 953.0 961.4 925.6 913.8 932.1 956.8 939.1 957.6 981.3 1,030.4
Ordinary tickets
713.0 807.6 839.3 920.2 937.1 911.5 910.5 887.9 914.5 941.2 949.1 913.0 901.1 919.2 943.7 925.8 944.2 967.3 1,015.8
Commuter passes
1.5 2.4 3.2 4.8 6.8 8.3 9.2 10.1 10.8 11.7 12.1 12.5 12.5 12.7 13.0 13.2 13.2 13.8 14.4
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3


### Conventional Railway



(Billions of yen)
150
120
90
60
30
0
Total
110.9 109.4 111.2 122.9 130.0 131.7 129.2 122.5 119.3 119.9 116.8 112.3 109.9 108.9 107.9 106.3 105.7 104.2 105.7
Ordinary tickets
86.4 84.2 84.9 94.4 99.7 100.3 96.8 90.0 86.9 87.1 84.8 80.0 78.0 76.7 75.7 74.1 73.3 71.6 72.9
Commuter passes
24.2 25.0 26.0 28.2 30.0 31.2 32.2 32.2 32.1 32.6 31.8 32.1 31.8 32.1 32.0 32.0 32.3 32.5 32.7
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3

# Appendix 2—Financial Data

■**Operating Revenues**
(Billions of Yen)



1,500
1,200
900
600
300
0
1,384
1,409
1,467
'04
'05
'06


■**Net Income**
(Billions of Yen)



120
100
80
60
40
20
0
72
96
122
'04
'05
'06


■**Depreciation and Amortization, and Capital Expenditures**
(Billions of Yen)



250
200
150
100
50
0
225
250
234
'04
'05
'06
Depreciation and Amortization
Capital Expenditures


■**Total Long-Term Debt and Long-Term Payables**
(Billions of Yen)



4,000
3,000
2,000
1,000
0
4,050
3,763
3,545
'04
'05
'06


## ■*Consolidated Financial Highlights* Central Japan Railway Company and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

| | Millions of Yen | | | Thousands of U.S. Dollars (Note) |
|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** |
| **For the Year:** | | | | |
| Operating Revenues | **¥1,467,650** | ¥1,409,497 | ¥1,384,055 | **$12,544,017** |
| Operating Costs and Expenses | **1,063,895** | 1,061,670 | 1,039,610 | **9,093,129** |
| Operating Income | **403,754** | 347,826 | 344,445 | **3,450,888** |
| Income before Income Taxes and Minority Interests | **206,561** | 159,415 | 125,303 | **1,765,478** |
| Net Income | **122,437** | 96,087 | 72,278 | **1,046,470** |
| Depreciation and Amortization | **234,854** | 250,807 | 225,439 | **2,007,299** |
| Capital Expenditures | **132,423** | 142,722 | 167,337 | **1,131,820** |
| **Per Share of Common Stock (in Yen and U.S. Dollars):** | | | | |
| Net Income | **¥54,560.69** | ¥42,806.63 | ¥32,172.54 | **$466.33** |
| Cash Dividends Applicable to the Year | **6,500.00** | 5,500.00 | 5,000.00 | **55.56** |
| **At Year-End:** | | | | |
| Total Assets | **¥5,309,848** | ¥5,309,491 | ¥5,473,512 | **$45,383,316** |
| Total Shareholders' Equity | **973,669** | 850,456 | 765,970 | **8,321,957** |
| Equity Ratio | **18.3 %** | 16.0 % | 14.0 % | |
| Net Income/Total Assets | **2.3** | 1.8 | 1.3 | |
| Return on Equity | **13.4** | 11.9 | 9.9 | |

Note: Fiscal 2006 yen figures have been converted into U.S. dollars at the rate of ¥117=US$1, the approximate rate of exchange at March 31, 2006.

## Non-Consolidated Financial Highlights Central Japan Railway Company

Years ended March 31, 2006, 2005 and 2004

| | Millions of Yen | | | Thousands of U.S. Dollars (Note) |
|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 |
| **For the Year:** | | | | |
| Operating Revenues | ¥1,199,616 | ¥1,149,254 | ¥1,127,783 | $10,253,128 |
| Railway | 1,191,496 | 1,140,834 | 1,118,660 | 10,183,726 |
| Other | 8,119 | 8,420 | 9,123 | 69,402 |
| Operating Costs and Expenses | 815,862 | 818,276 | 800,463 | 6,973,188 |
| Railway | 811,395 | 813,743 | 795,111 | 6,935,000 |
| Other | 4,466 | 4,533 | 5,352 | 38,188 |
| Operating Income | 383,753 | 330,978 | 327,319 | 3,279,940 |
| Income before Income Taxes | 192,256 | 147,671 | 114,030 | 1,643,213 |
| Net Income | 116,080 | 90,622 | 66,977 | 992,136 |
| Depreciation and Amortization | 221,289 | 237,891 | 212,239 | 1,891,358 |
| Capital Investments | 128,367 | 128,567 | 155,503 | 1,097,153 |
| **Per Share of Common Stock (in Yen and U.S. Dollars):** | | | | |
| Net Income | ¥51,673.80 | ¥40,329.38 | ¥29,778.01 | $441.66 |
| Cash Dividends Applicable to the Year | 6,500.00 | 5,500.00 | 5,000.00 | 55.56 |
| **At Year-End:** | | | | |
| Total Assets | ¥5,156,062 | ¥5,146,467 | ¥5,302,278 | $44,068,905 |
| Total Shareholders' Equity | 953,256 | 836,542 | 757,382 | 8,147,487 |
| Equity Ratio | 18.5% | 16.3% | 14.3% | |
| Net Income/Total Assets | 2.3 | 1.7 | 1.3 | |
| Return on Equity | 13.0 | 11.4 | 9.2 | |

Note: Fiscal 2006 yen figures have been converted into U.S. dollars at the rate of ¥117=US$1, the approximate rate of exchange at March 31, 2006.

**Operating Revenues**
(Billions of Yen)



1,200
900
600
300
0
1,127
1,149
1,199
'04
'05
'06


**Net Income**
(Billions of Yen)



120
100
80
60
40
20
0
66
90
116
'04
'05
'06


**Depreciation and Amortization, and Capital Investments**
(Billions of Yen)



250
200
150
100
50
0
212
155
237
221
'04
'05
'06
Depreciation and Amortization
Capital Investments


**Total Long-Term Debt and Long-Term Payables**
(Billions of Yen)



4,000
3,000
2,000
1,000
0
3,943
3,665
3,455
'04
'05
'06

# Appendix 2—Financial Data

## Financial Results (Consolidated)


(Billions of yen)
Operating Revenues
1,500
1,400
1,300
1,200
1,100
1,000
900
800
0
1,052.3
1,154.8
1,188.3
1,208.7
1,215.3
1,215.0
1,240.6
1,279.7
1,278.3
1,234.2
1,221.6
1,333.2
1,366.9
1,363.0
1,384.0
1,409.4
1,467.6
1,443.0
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3 Forecast


(Billions of yen)
Operating Income
Ordinary Income
Net Income
400
300
200
100
0
114.3
109.4
133.8
130.3
288.4
406.7
394.0
347.7
383.7
384.2
371.0
337.0
325.6
335.9
370.4
341.4
344.4
347.8
403.7
368.0
118.2
69.5
66.5
42.1
66.4
68.8
63.0
72.8
67.0
72.3
93.9
103.7
131.0
142.3
213.4
199.0
66.9
53.3
56.4
33.8
28.2
15.9
25.1
36.4
32.6
10.8
37.6
52.9
42.0
49.0
72.2
96.0
122.4
116.0
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3 Forecast

## Financial Results (Non-Consolidated)


(Billions of yen)
Operating Revenues
1,200
1,100
1,000
900
800
0
874.6
968.6
1,003.1
1,101.3
1,130.7
1,110.5
1,113.8
1,083.9
1,112.7
1,146.2
1,147.1
1,106.8
1,090.3
1,104.8
1,128.5
1,109.3
1,127.7
1,149.2
1,199.6
1,176.0
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3 Forecast


(Billions of yen)
Operating Income
Ordinary Income
Net Income
400
300
200
100
0
71.5
60.7
102.4
94.9
113.7
108.3
133.2
129.2
287.6
404.7
391.0
343.0
378.6
380.6
368.6
335.4
326.7
324.7
356.9
324.7
327.3
330.9
383.7
351.0
117.0
67.6
64.3
38.7
62.5
66.3
61.4
72.1
70.2
65.1
84.5
90.7
117.5
127.9
195.3
184.0
16.5
35.2
66.7
53.2
56.3
33.3
28.2
17.0
25.2
33.9
33.4
12.7
40.9
51.1
41.6
43.1
66.9
90.6
116.0
111.0
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3 Forecast

## Total Shareholders' Equity (Non-Consolidated)


(Billions of yen)
1,000
800
600
400
200
0
182.0
217.2
284.0
337.2
376.7
398.8
413.6
419.3
433.1
455.6
477.7
479.0
589.3
629.1
662.3
690.8
757.3
836.5
953.2
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3

## Total Long-Term Debt and Long-Term Payables


Long-Term Payable for Tokaido Shinkansen
Latent Liabilities Born by the Shinkansen Leasing System
Long-Term Loans
Corporate Bonds
Inherited Liabilities
(Billions of yen)
Annual Weighted Average Interest Rate
(%)
5,269.3
5,223.0
5,232.7
5,195.6
5,456.2
5,422.3
5,392.0
5,346.3
5,278.5
5,164.3
5,045.2
4,922.2
4,801.0
4,560.8
4,289.3
4,125.5
3,943.4
3,665.8
3,455.7
3,455.7
7.07
6.64
6.21
6.10
6.52
6.41
6.18
5.82
5.85
5.46
5.22
5.16
5.12
5.02
4.93
4.78
4.63
4.54
4.35
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3
Forecast

# Appendix 3—Capital Investment

## Capital Investment and Depreciation (Non-Consolidated)



(Billions of yen)
250
200
150
100
50
0
Capital Investment
Safety-related Investment
Depreciation and Amortization
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3
Forecast
50.1 120.3 159.5 174.3 197.8 211.1 166.9 164.8 171.3 172.6 159.2 156.8 151.5 157.6 161.5 169.8 155.5 128.5 128.3 230.0
54.2 186.7 189.8 182.9 182.5 182.8 200.3 199.8 211.6 207.4 208.4 208.0 212.2 237.8 221.2 202.0
82.6 96.1 71.8 80.6 72.7 70.9 74.2 87.1 97.6 99.8 87.3 99.1 94.1 86.3 89.3 68.9 139.0


## FY2006 Key Measures and Related Capital Investment

### 1 Securing safe and reliable operation

**Capital Investment: 100 billion yen**

**Every effort is made to continually secure safe and reliable operation, which is the origin of the railway business.**

❶Strengthening of earthquake countermeasures, including functional upgrade to the Earthquake Disaster Prevention System, involving the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)", and quake-resistant reinforcement of elevated track columns and rail embankments along the Tokaido Shinkansen
❷Installing safety devices on conventional railway rolling stocks, including operation data recorders and emergency train stop devices, while at the same time introducing driving simulators for the on the job training at all workplaces of onbroad train personnel
❸Promoting disaster prevention measures including countermeasures for falling rock on conventional railway, upgrading of safety devices on level crossings, introduction of solid state interlocking equipment in station yards, and upgrade of CTC (Centralized Traffic Control) and PRC (Programmed Route Control) equipment

### 2 Preparing for the Series N700 introduction and strengthening the transportation infrastructure of the Tokaido Shinkansen

**Capital Investment: 48 billion yen)**

**Preparation for the introduction of the Series N700 Tokaido Shinkansen in 2007 is progressing steadily, and at the same time various measures are being promoted aiming to strengthen the transportation infrastructure of the Tokaido Shinkansen. Moreover, the renewal of major stations is being advanced in order to improve the convenience of these stations for our customers.**

❶Steadily preparing for introduction of the Series N700 rolling stock equipped with improvements such as a body inclining system and upgraded passenger compartments
❷Planning the most appropriate train timetable in order to ensure that the Series N700 proves far superior to other means of transportation
❸Promoting the improvement plans for Shin-Osaka Shinkansen Station, such as increased platform facilities
❹Steadily preparing for constructing a new Tokaido Shinkansen station between Maibara and Kyoto
❺Promoting renewal of major Shinkansen stations such as Tokyo Station



Kyoto Station renewal (concept)

### 3 Proactive implementation of marketing initiatives

**Capital Investment: 10 billion yen)**

**Marketing initiatives will be proactively implemented in order to aim at further improving convenience of the "Express Reservation" service and to stimulate tourism demand.**

❶Expanding the service area of the "Express Reservation" service this summer to include both Tokaido and Sanyo Shinkansen
❷Preparing for launch of the "Express Reservation" IC card service, a new service that takes advantage of IC technology
❸Offering attractive products that make maximum use of tourism resources within the Company's marketing area such as Kyoto, Nara and Ise, and at the same time proactively rolling out various types of campaigns

## 4 Promoting various measures for conventional railway in response to the types of line sections and the characteristics of each area

**Capital Expenditure: 30 billion yen**

**Various measures will be promoted, both in order to handle the different line sections and area characteristics of conventional railway, and to improve safety and transportation service.**

❶Steadily manufacturing new rolling stock, with commercial operations scheduled to begin after this summer
❷Steadily preparing for the introduction of "TOICA" IC card service in the Nagoya and Shizuoka area
❸Promoting service restoration work between Tsunogawa Station and Inotani Station of Takayama Line where alternate bus transportation service is being conducted

## 5 Continuous development of railway technology and efforts for conservation of the global environment

**Capital Investment: 5 billion yen**

**Technology development will be promoted in order to further enhance railway technology, and at the same time efforts will be continually promoted which is aimed at conservation of the global environment.**

❶Promoting research and development at the research center in Komaki (Aichi Prefecture), focusing on "improvement of railway technology" and "addressing challenges to new fields"
❷Continually promoting measures that contribute to the conservation of the global environment, such as the introduction of the Series N700 and the manufacture of new conventional railway rolling stocks, with the goal of environmental adaptation and realization of broad reduction in energy consumption

## 6 Further development of Superconducting Maglev technology

**Capital Investment: 3 billion yen**

**Such as seen in our development of the "SCM Dynamic Simulator", we are making strides ahead in original technical development and improvement of the level of core technologies, with an aim to further extending our reach with regard to bringing Superconducting Maglev to a higher stage of perfection.**


Yamanashi Maglev Test Line

## 7 Upgrading station facilities

**Capital Investment: 8 billion yen**

**Station facilities will be upgraded to ensure that our customers can use the railways with more safety and convenience.**

❶Steadily installing barrier-free accessible facilities in cooperation with related local governments, etc.
A. Installation of elevators and escalators
B. Removal of differences in levels between conventional railway platforms and trains
C. Installation of multifunction toilets, etc.
❷Establishing new conventional railway stations and promoting the elevation of stations and elevation of railway tracks


Elevation of railway track (Kachigawa)

## 8 Affiliated Business development

**Capital Investment: 1 billion yen** * Consolidated subsidiaries: 31 billion yen

**In order to aim toward further affiliated business development, we are promoting realignment/reinforcement of station housed commercial facilities, development of businesses on disused sites of former company housing, and development of station buildings.**

❶Promoting renewal of commerical facilities at station premises to coincide with renovation work at station facilities, such as "Tokyo Eki Ichibangai (First Avenue Tokyo Station)"
❷Promoting development of "NAGOYA CENTRALGARDEN", while at the same time steadily promoting development of Higashi-ku Meirin-cho company-owned land with condominium apartments and commercial facilities as the core, in order to fully utilize disused sites of former company housing
❸Promoting various preparations related to construction on the JR Central Shin-Yokohama Station Building (tentative name) which is to open for business in 2008

## 9 Opening of Nagoya Central Hospital

**Capital Investment: 4 billion yen**

**We are preparing carefully to contribute to regional medicine and to providing advanced medical capabilities incorporating cutting edge technologies with the "Nagoya Central Hospital" planned to open this July.**


Deluxe private room
(Nagoya Central Hospital)

**Total Capital Investment FY2006** — **Non-consolidated 230 billion yen** — **Consolidated 261 billion yen**

# Appendix 4—Operating Environment

## International Comparison in Fundamentals

**GDP per Capita** (2003) (U.S.$)



40,000
30,000
20,000
10,000
0
28,016
29,931
27,666
28,303
37,624
Japan
U.K.
Germany
France
U.S.


Source: OECD

**Population Density** (2003) (per square kilometer)



400
300
200
100
0
338
243
231
109
31
Japan
U.K.
Germany
France
U.S.


Source: OECD

## Railway Operations in Japan

**Railways' Share in Total Domestic Passenger Transportation** (% of passenger-kilometers traveled)



Ships 0.3%
Airlines 6.3%
Railways 29.3%
Automobiles 64.1%


Source: Ministry of Land, Infrastructure and Transport
Data: FY2004.3

**Railways' Share in Total Domestic Passenger Transportation** (by distance traveled)



Ships
100%
80%
60%
40%
20%
Automobiles
Airlines
Non-JR Railways
JR
0km—100km
100km—300km
300km—500km
500km—750km
750km—1000km
1000km—


Source: Research and Analyses of Regional Freight and Passenger Flows Data: FY2005.3
Ministry of Land, Infrastructure and Transport

## JR Central's Market Area

### Percentage of Japan as a Whole



JR Central's Market Area
other
GDP
(nominal)
(FY2004.3)
63.6%
36.4%
Population
(As of the end of March 2005)
58.5%
41.5%
50


Note: JR Central's market area includes the following prefectures: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

### Population Density (As of the end of March 2005)



Japan
(as a whole)
100(Base)
JR Central's
Market Area
247
100
200


Sources: Population–Residential Register (Data: End of March 2005), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP–Annual Report on Prefectural Accounts (Data: FY2004.3), Economic and Social Research Institute, Cabinet Office

## Comparison with Airline Transportation

### Services

(As of July 2006)

| Between Tokyo and ... | | Osaka (552.6 km) | Okayama (732.9 km) | Hiroshima (894.2 km) | Fukuoka (1,174.9 km) |
|---|---|---|---|---|---|
| Travel Time | Shinkansen | 2 hr 30 min | 3 hr 17 min | 3 hr 52 min | 4 hr 55 min |
| | Airlines | 1 hr (About 2 hr 30 min) | 1 hr 10 min (About 3 hr) | 1 hr 20 min (About 3 hr 10 min) | 1 hr 30 min (About 2 hr 40 min) |
| Departures per day | Shinkansen | 234 | 118 | 74 | 58 |
| | Airlines | 108 | 18 | 30 | 92 |

Notes: 1. Travel time is in case of the fastest service
2. Travel times in parentheses include transfer and access times from airports to city centers

### Market Share



JR Central
JR West
Tokyo
Nagoya
Osaka
Okayama
Hiroshima
Fukuoka
Tokyo Area~ Nagoya Area 63 thousand passengers per day
Approx. 100%
Tokyo Area~ Osaka Area 117 thousand passengers per day
80%
20%
Tokyo Area~ Okayama Prefecture 7 thousand passengers per day
59%
41%
Tokyo Area~ Hiroshima Prefecture 13 thousand passengers per day
51%
49%
Tokyo Area~ Fukuoka Prefecture 26 thousand passengers per day
9%
91%
Railway
Airlines


Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the Inter-Regional Passenger Mobility Survey (FY2005.3), published by the Ministry of Land, Infrastructure and Transport
Railway market share of FY2006.3 is as follows according to our own estimate. Tokyo Area~Nagoya Area: 100% Tokyo Area~Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki Nagoya Area: Aichi, Mie, Gifu Osaka Area: Osaka, Kyoto, Hyogo, Nara

# Appendix 5 —International Railway Comparison[1]

**●Route Length**
(kilometers)



40,000
30,000
20,000
10,000
0
1,971
7,527
5,032
29,246 ※2
34,722
16,116 ※3
35,817
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)


**●Number of Employees**※4



250,000
200,000
150,000
100,000
50,000
0
15,438
56,317
26,525
171,134 ※5
229,711
14,688 ※3
19,996
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)


**●Train-Kilometers**
(passenger train; thousand kilometers)



800,000
600,000
400,000
200,000
0
96,427
257,481
198,400
397,623
717,880
458,400
59,799
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)


**●Passenger Revenues**
(millions of US$)※6



15,000
12,000
9,000
6,000
3,000
0
10,108
15,394
6,989
12,474
14,424
N/A
1,448
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)


Abbreviations: JR Central: Central Japan Railway Company
JR East: East Japan Railway Company
JR West: West Japan Railway Company
SNCF: Société Nationale des Chemins de fer Français (French National Railways)
DB AG: Deutsche Bahn AG (German Railways)
TOCs: Train Operating Companies
Amtrak: National Railroad Passenger Corporation

Sources: Statistique Internationale des Chemins de fer, Union Internationale des Chemins de fer Railroad Statistics Annual Report, Ministry of Land, Infrastructure and Transport, Japan Asset securities reports

**◐Number of Passengers**
(thousands)


6,000,000
4,500,000
3,000,000
1,500,000
0
5,862,299
1,788,153
1,690,778
931,152
1,038,000
499,309
25,215
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

**◐Passenger-Kilometers**
(million passenger-kilometers)


150,000
120,000
90,000
60,000
30,000
0
125,172
74,014
69,997
52,544
50,479
41,800
8,869
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

**◐Average Traffic Density**
(daily passenger-kilometers/route length)


80,000
60,000
40,000
20,000
0
70,174
45,562
28,608
6,934
5,523
7,106
678
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

**◐Passenger Revenues per Train-Kilometer**
(US$ per kilometer)※6


100
80
60
40
20
0
104.8
59.8
35.2
31.4
20.1
N/A
24.2
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Notes:
1. Data of Japan and U.K. for April 2004–March 2005
All other data for January 2004–December 2004
※2. Data of RFF (Réseau Ferré de France)
※3. Data of Network Rail Ltd.
※4. Total number of employees including staff for freight traffic, affiliated businesses, etc.
Data of JR companies are as of March 31, 2005, Other data are annual means.
※5. Sum of the data of SNCF and RFF
※6. Based on the exchange rates as of the end of applicable fiscal year

# Appendix 6—Financial Comparison of Three JR Companies (FY 2006.3)

## ■*Consolidated*

●**Return on Equity** (%)


13.4
12.4
8.5
12
6
0
JR Central
JR East
JR West

●**Net Income/Total Assets** (%)


2.50
1.25
0.00
2.3
2.3
2.0
JR Central
JR East
JR West

●**Operating Income / Operating Revenues** (%)


30
15
0
27.5
15.3
10.9
JR Central
JR East
JR West

●**Interest Coverage Ratio** (times)※


3.4
3.0
2.9
2.5
1.5
0.0
JR Central
JR East
JR West

※(Operating income + Interest and dividend income) / Interest expense

●**Total Long-Term Debt and Long-Term Payables / Operating Revenues** (times)


2.4
2.50
1.4
1.25
0.8
0.00
JR Central
JR East
JR West

●**Equity Ratio** (%)


23.9
19.9
20
18.3
10
0
JR Central
JR East
JR West

●**Fixed Ratio** (%)


516.9
472.2
380.7
500
250
0
JR Central
JR East
JR West

●**Current Ratio** (%)


41.5
36.6
38.4
40
20
0
JR Central
JR East
JR West

●**Shareholders' Equity per Share** (¥)


434,917
339,598
282,245
400,000
200,000
0
JR Central
JR East
JR West

●**Earnings per Share** (EPS) (¥)


54,560
39,369
23,281
50,000
25,000
0
JR Central
JR East
JR West

## ■*Non-Consolidated*

●**Operating Revenues per Employee**
(thousands of yen)


61,572
29,437
28,264
60,000
30,000
0
JR Central
JR East
JR West

●**Dividend Payout Ratio** (%)


12.6
24.5
34.1
30
15
0
JR Central
JR East
JR West

## Appendix 7—Stock Information

### Stock Price



(yen)
1,250,000
1,200,000
1,150,000
1,100,000
1,050,000
1,000,000
950,000
900,000
850,000
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
Oct. 2002
Dec. 2002
Feb. 2003
Apr. 2003
Jun. 2003
Aug. 2003
Oct. 2003
Dec. 2003
Feb. 2004
Apr. 2004
Jun. 2004
Aug. 2004
Oct. 2004
Dec. 2004
Feb. 2005
Apr. 2005
Jun. 2005
Aug. 2005
Oct. 2005
Dec. 2005
Feb. 2006
Apr. 2006
Jun. 2006


### Major Shareholders

(As of March 31, 2006)

| | Number of shares held | Percentage of total issued shares |
|---|---|---|
| JNR Settlement Headquarters of the Japan Railway Construction, Transport and Technology Agency | 286,071 | 12.77% |
| Mizuho Corporate Bank, Ltd. | 111,978 | 5.00% |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 91,588 | 4.09% |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 82,040 | 3.66% |
| The Nomura Trust and Banking Co.,Ltd. (Holder in Retirement Benefit Trust for The Bank of Tokyo-Mitsubishi UFJ, Ltd.) | 71,250 | 3.18% |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 66,534 | 2.97% |
| Nippon Life Insurance Company | 45,000 | 2.01% |
| State Street Bank and Trust Company | 44,538 | 1.99% |
| Toyota Motor Corporation | 40,000 | 1.79% |
| State Street Bank and Trust Company 505103 | 37,366 | 1.67% |
| **Total** | 876,365 | 39.12% |

In April 2006, the JNR Settlement Headquarters within the JRTT completes the sale of its entire shares in JR Central by selling 286,071 shares of common stock of the company.

URL : http://jr-central.co.jp
For further information, please contact:
Investor Relations, Corporate Planning Division
Tel: +81-52-564-2413, Fax: +81-52-587-1300
E-mail : ir.msd@jr-central.co.jp
International Department, Corporate Planning Division
Tel: +81-3-6711-9533, Fax: +81-3-6711-9702


JR-CENTRAL

Printed in Japan

CENTRAL JAPAN RAILWAY COMPANY

ファクト・シート

# FACT SHEETS 2006

東海旅客鉄道株式会社

# 目　次



# CONTENTS



将来見通しに関する注意事項

"ファクト・シート 2006" に記載されている将来の計画や見込み数値等は、当社が現在入手可能な情報に基づく見通しであり、リスクや不確実性を含んでいます。潜在的なリスクや不確実性の例としては、経済動向や事業環境、消費動向、当社および子会社における他社との競合状況、法律や規制等の変更などが挙げられます。

Forward-Looking Statements

Throughout this fact sheets, forward-looking statements,such as business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

# 営業基盤 JR CENTRAL'S OPERATIONS

## 営業路線図 Route Map


猪谷 Inotani
塩尻 Shiojiri
辰野 Tatsuno
甲府 Kofu
高山本線/Takayama
中央本線/Chuo
太多線/Taita
飯田線/Iida
身延線/Minobu
御殿場線/Gotemba
美濃赤坂 Mino-Akasaka
美濃太田 Mino-Ota
大垣 Ogaki
岐阜 Gifu
多治見 Tajimi
米原 Maibara
名古屋 Nagoya
大府 Obu
京都 Kyoto
新大阪 Shin-Osaka
関西本線/Kansai
亀山 Kameyama
武豊線/Taketoyo
武豊 Taketoyo
豊橋 Toyohashi
名松線/Meisho
伊勢奥津 Ise-Okitsu
松阪 Matsusaka
多気 Taki
参宮線/Sangu
鳥羽 Toba
紀勢本線/Kisei
新宮 Shingu
東海道本線/Tokaido
静岡 Shizuoka
富士 Fuji
沼津 Numazu
熱海 Atami
国府津 Kozu
品川 Shinagawa
東京 Tokyo
新横浜 Shin-Yokohama
東海道新幹線 Tokaido Shinkansen

### □ 営業キロ Operating Kilometers

| | | |
|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | | 552.6 km |
| 在来線 Conventional Railway | 東海道本線 Tokaido Line | 360.1 km |
| | 御殿場線 Gotemba Line | 60.2 km |
| | 身延線 Minobu Line | 88.4 km |
| | 飯田線 Iida Line | 195.7 km |
| | 武豊線 Taketoyo Line | 19.3 km |
| | 高山本線 Takayama Line | 189.2 km |
| | 中央本線 Chuo Line | 174.8 km |
| | 太多線 Taita Line | 17.8 km |
| | 関西本線 Kansai Line | 59.9 km |
| | 紀勢本線 Kisei Line | 180.2 km |
| | 名松線 Meisho Line | 43.5 km |
| | 参宮線 Sangu Line | 29.1 km |
| | 在来線計 Subtotal | 1,418.2 km |
| | | **1,970.8 km** |

### □ 複線化率
Double and Multi-Tracked Section
**55.1%** (1,086.8 km)

### □ 電化率
Electrified Section
**75.7%** (1,491.7 km)

### □ CTC化率
Centralized Traffic Control
**97.5%** (1,922.3 km)

### □ 自動信号化率
Automatic Signaling System
**97.8%** (1,927.3 km)

## 当社エリアデータ Market Area Data

### □ 人口分布図 Population Distribution


当社マーケットエリア
JR Central's Market Area
58.5%
東海道新幹線
Tokaido Shinkansen

### □ 県別総生産 Prefectural GDP


当社マーケットエリア
JR Central's Market Area
63.6%
30兆円以上 Over ¥30 trillion
10兆円以上、30兆円未満 ¥10 trillion-¥30 trillion
5兆円以上、10兆円未満 ¥5 trillion-¥10 trillion
5兆円未満 Under ¥5 trillion

注　当社マーケットエリアは以下の都府県を対象として計算
東京都、神奈川県、千葉県、埼玉県、茨城県、静岡県、山梨県、長野県、愛知県、三重県、岐阜県、滋賀県、大阪府、京都府、兵庫県、奈良県

出典　人口：総務省自治行政局「住民基本台帳人口要覧」(平成17 (2005) 年3月末データ)
県内総生産：内閣府経済社会総合研究所「県民経済計算年報」(平成15 (2003) 年度データ)

Note: JR Central's market area includes the following prefectures: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Sources: Population - *Residential Register* (Data: End of March 2005), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP - *Annual Report on Prefectural Accounts* (Data: FY 2004.3), Economic and Social Research Institute, Cabinet Office, Government of Japan

### □ 乗車人員ベスト10駅 Top 10 Stations in terms of Number of Passengers

(単位：千人　平成17 (2005) 年度1日平均)
(thousand passengers, daily average of FY 2006.3)


0
20
40
60
80
100
120
140
160
180
200
名古屋 Nagoya 188
東京 Tokyo 92
新大阪 Shin-Osaka 64
静岡 Shizuoka 60
金山 Kanayama 51
浜松 Hamamatsu 37
京都 Kyoto 31
三島 Mishima 30
高蔵寺 Kozoji 29
岐阜 Gifu 28

注　東京駅・京都駅・新大阪駅については新幹線のみの乗車人口
Note: The figures for Tokyo, Kyoto and Shin-Osaka Stations indicate Shinkansen passengers only

# 東海道新幹線輸送人キロとGDPの推移 TOKAIDO SHINKANSEN PASSENGER-KILOMETERS AND JAPAN'S GDP


(億人キロ 100 million passenger-kilometers)
(兆円 ¥ trillion)
国鉄 Japanese National Railways (JNR)
JR東海 Central Japan Railway Company
GDP: (100) 315, 324, 332, 338, 351, 367, 378, (126) 396, 423, 441, 467, 478, 483, 478, 469, 480, 494, 493, 487, 490, 504, 500, 506, 517, 526, (172) 543
Passenger-kilometers: (100) 287, 286, 285, 292, 292, 306, 310, (112) 321, 363, 374, 413, 418, 407, 405, 389, 398, 410, 411, 394, 389, 397, 406, 396, 403, 416, (153) 438, 427
昭和55年度 (1980) 1981.3
56年度 (1981) 1982.3
57年度 (1982) 1983.3
58年度 (1983) 1984.3
59年度 (1984) 1985.3
60年度 (1985) 1986.3
61年度 (1986) 1987.3
62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3 (forecast)
輸送人キロ(国鉄) Passenger-kilometers (JNR)
輸送人キロ(JR東海) Passenger-kilometers (JR Central)
GDP(実質) GDP (Real)

注 ( ) 内は昭和55(1980)年度を100とした場合の指数
(平成6(1994)年以降は連鎖方式(2000暦年基準)による正式系列を使用)

Note: ( ) index, FY 1981.3=100
From 1994: Using Reference Series based on Chain-Linked Method (based year 2000)
GDP ... Annual Report on National Accounts, published by the Economic and Social Research Institute, Cabinet Office, Government of Japan

# 東海道新幹線の特徴 CHARACTERISTICS OF THE TOKAIDO SHINKANSEN

JR-CENTRAL

## 安全 Safety

開業以来、列車事故等による人身事故は皆無
No passenger fatalities and injuries in over 40 years since operations commenced

安全関連設備への継続的投資
Continuous safety-related investments

人材教育・訓練による安全意識・技能の向上
Highly-skilled personnel with safety awareness through comprehensive training

## 正確 Punctuality

平均遅延時分 0.6分/列車(平成18 (2006)年3月期) Average delay 0.6 min/train (FY 2006.3)

## 高速 Rapidity

最高速度 270km/h Maximum speed of 270 km/h

東京～新大阪間(552.6km) 2時間30分(最速列車による到達時間)
2 hour 30 minutes between Tokyo and Shin-Osaka Stations (Based on the travel time of the westbound fastest Shinkansen train at the time)

## 高頻度 Frequency

列車本数 301本/日(平成18 (2006)年4月現在(臨時列車を除く)) 301 regular departures daily (as of April 2006)

## 供給力 Volume

1日あたり輸送能力：約28万人(新幹線)… 約4万人(航空) (東京～大阪間 平成18 (2006)年7月現在)
Daily passenger capacity: Approx. 280 thousand for Shinkansen vs. approx. 40 thousand for airlines (between Tokyo and Osaka, as of July 2006)

座席数：約1,300席/列車 Approx. 1,300 seats/train

輸送人員：393千人/日、144百万人/年(平成18 (2006)年3月期)
Passenger Ridership: 393 thousand passengers/day, 144 million passengers/year (FY 2006.3)

## 環境適合性 Environmental Suitability

高いエネルギー効率、少ない$CO_2$排出量(東海道新幹線(700系「のぞみ」)の消費エネルギーは航空機(B777-200)の約6分の1、$CO_2$排出量は約10分の1)
High energy efficiency and low $CO_2$ emissions: Approx. one-sixth energy consumption and one-tenth $CO_2$ emissions of airplanes (*)
(*) Comparison between Series 700 "*Nozomi*" and B777-200, in the case of carrying one seat between Tokyo and Osaka

## 快適性 Comfort

広い車内空間、静かな車内 Spacious interior and quiet ride

## 航空輸送サービスとの比較 Comparison with Airline Transportation Services

(平成18 (2006)年7月現在 As of July 2006)

| 東京～ (営業キロ) Between Tokyo and … | | 大阪 (552.6 km) Osaka (552.6 km) | 岡山 (732.9 km) Okayama (732.9 km) | 広島 (894.2 km) Hiroshima (894.2 km) | 福岡 (1,174.9 km) Fukuoka (1,174.9 km) |
|---|---|---|---|---|---|
| 移動時間 Travel Time | 新幹線 Shinkansen | 2時間30分 2 hr 30 min | 3時間17分 3 hr 17 min | 3時間52分 3 hr 52 min | 4時間55分 4 hr 55 min |
| | 航空 Airlines | 1時間(約2時間30分) 1 hr (About 2 hr 30 min) | 1時間10分(約3時間) 1 hr 10 min (About 3 hr) | 1時間20分(約3時間10分) 1 hr 20 min (About 3 hr 10 min) | 1時間30分(約2時間40分) 1 hr 30 min (About 2 hr 40 min) |
| 発車・離陸数/日 Departures per day | 新幹線 Shinkansen | 234 | 118 | 74 | 58 |
| | 航空 Airlines | 108 | 18 | 30 | 92 |

注 1.移動時間は最速列車または最速便による
2.( )は市中から空港までのアクセス時間等を含む
Notes: 1.Travel times is in case of the fastest service

## マーケットシェア Market Share


JR東海 JR Central
JR西日本 JR West
東京 Tokyo
名古屋 Nagoya
大阪 Osaka
岡山 Okayama
広島 Hiroshima
博多 Hakata
鉄道 Railway
航空 Airlines
東京圏～名古屋圏
63千人/日
Tokyo Area–Nagoya Area
63 thousand passengers/day
Approx. 100%
東京圏～大阪圏
117千人/日
Tokyo Area–Osaka Area
117 thousand passengers/day
80%
20%
東京圏～岡山
7千人/日
Tokyo Area–Okayama Prefecture
7 thousand passengers/day
59%
41%
東京圏～広島
13千人/日
Tokyo Area–Hiroshima Prefecture
13 thousand passengers/day
51%
49%
東京圏～福岡
26千人/日
Tokyo Area–Fukuoka Prefecture
26 thousand passengers/day
9%
91%

注 1.マーケットシェア：「旅客地域流動調査」(平成16 (2004)年度)における府県相互間旅客輸送人員表による
平成17 (2005)年度の鉄道のマーケットシェア(当社試算)：
東京圏～名古屋圏：約100% 東京圏～大阪圏：80%
2.東 京 圏：東京都、神奈川県、千葉県、埼玉県、茨城県
名古屋圏：愛知県、三重県、岐阜県
大 阪 圏：大阪府、京都府、兵庫県、奈良県

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey* (FY 2005.3), published by the Ministry of Land, Infrastructure and Transportation
Railway market share of FY 2006.3 is as follows according to our own estimate
Tokyo Area～Nagoya Area: Approx. 100% Tokyo Area～Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki
Nagoya Area: Aichi, Mie, Gifu
Osaka Area: Osaka, Kyoto, Hyogo, Nara

# 東海道新幹線の競争力強化① STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ①

JR-CENTRAL

## 当面の施策 Key Measures

| | ～平成17(2005)年度 ～ FY 2005 | 平成18(2006)年度 FY 2006 | 平成19(2007)年度 FY 2007 | 平成20(2008)年度 FY 2008 | 平成21(2009)年度 FY 2009 |
|---|---|---|---|---|---|
| **航空の動向 Airline Industry related** | | | | | |
| | 平成18(2006)年2月 Feb.2006 神戸空港開港 Opening of Kobe Airport<br>平成18(2006)年3月 Mar.2006 北九州空港開港 Opening of Kita-Kyushu Airport | | 平成19(2007)年 2007 関空2期供用開始 Start of phase Ⅱ service at Kansai Airport (addition of a runway) | | 平成21(2009)年 2009 羽田空港発着枠拡大 Expansion of arrival/departure slots at Haneda Airport (addition of a runway) |
| **当社の施策 Company Measures** | | | | | |
| 輸送・サービス関連 Transport/Service | 平成17(2005)年3月 Mar.2005 「のぞみ」8本ダイヤ導入 Introduction of eight-"Nozomi" Timetable<br>平成17(2005)年12月 Dec.2005 EX予約新神戸延伸 "Express Reservation" Service extended to Shin-Kobe<br>平成17(2005)年12月 Dec.2005 EX予約グリーンプログラム導入 Introduction of "Express Reservation Green Program"<br>平成18(2006)年3月 Mar.2006 新ATC使用開始 Deployment of New ATC | 平成18(2006)年3月 Mar.2006 直通「のぞみ」の利便性を一層高めるダイヤ導入 Introduction of timetable improving convenience of "Nozomi" between Tokyo/Yokohama and Sanyo areas<br>平成18(2006)年7月 July 2006 EX予約山陽拡大 Expansion of "Express Reservation" Service to Sanyo area<br>平成18(2006)年秋 Fall 2006 名古屋地区在来線ICサービス開始 Introduction of "TOICA" IC card service in Nagoya area | 平成19(2007)年夏 Summer 2007 N700系営業運転開始 Start of the Series N700 commercial operation →<br>平成19(2007)年度 FY2007 EX予約ICサービス開始 Introduction of "Express Reservation" IC card service<br>平成19(2007)年度 FY2007 静岡地区在来線ICサービス開始 Introduction of "TOICA" IC card service in Shizuoka area | ◎N700系の集中投入 Concentrated introduction of the Series N700<br>◎N700系を他輸送機関に対し圧倒的に優位にする最適ダイヤの策定 Planning optimum train timetable to ensure that the Series N700 proves far superior to other means of transportation | →<br>未定 To be decided<br>新大阪駅改良完了 Completion of the improvement plans for Shin-Osaka Station |
| 地震対策関連 Earthquake Countermeasures | 平成17(2005)年8月 Aug.2005 テラス供用開始 Introduction of "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA- S)" | | 平成19(2007)年9月 Sep.2007 地震防災システム機能改良 Functional upgrade to Earthquake Disaster Prevention System | 平成20(2008)年度末 End of FY2008 新幹線高架橋柱耐震補強概ね完了(せん断破壊先行型対策17,600本、東海地震想定地震波形対策2,000本) Quake-resistant reinforcement of elevated track columns almost completed (17,600 columns for column sharing and 2,000 columns for the distinctive wave patterns of the predicted Tokai Earthquake) | 平成21(2009)年度 FY2009 鉄筋コンクリート橋脚耐震補強完了 (1,150基) Quake-resistant reinforcement of rebar bridge piers completed (1,150 piers in total) |
| 駅リニューアル関連 Station Renewal | 平成17(2005)年3月 Mar.2005 名古屋駅（出札等） Nagoya Station (ticket counters, etc.)<br>平成17(2005)年3月 Mar.2005 新大阪駅 Shin-Osaka Station<br>平成18(2006)年3月 Mar.2006 岐阜羽島駅 … | 平成19(2007)年春 Spring 2007 京都駅 Kyoto Station | 平成19(2007)年夏 Summer 2007 静岡駅 Shizuoka Station<br>平成19(2007)年秋 Autumn 2007 浜松駅 Hamamatsu Station<br>平成20(2007)年春 Spring 2008 三島駅 Mishima Station | 平成20(2008)年 2008 新横浜駅 Shin-Yokohama Station<br>平成21(2009)年春 Spring 2009 名古屋駅（コンコース等） Nagoya Station (concourse,etc.)<br>平成20(2008)年度末 End of FY2008 米原駅 Maibara Station | 平成24(2012)年春 Spring 2012 東京駅 Tokyo Station |

### 平成15(2003)年10月の抜本的ダイヤ改正 October, 2003 Drastic Timetable Revision

①全列車270km/h運転化により、「ひかり」中心から「のぞみ」中心のダイヤに

Replaced "*Hikari*"-centered timetable with "*Nozomi*"-centered timetable under which all trains operate at max. 270km/h

◎1時間あたりの「のぞみ」の最大本数を3本から7本に

Increased the maximum "*Nozomi*" hourly departures from three to seven (in each direction)

### 平成17(2005)年3月のダイヤ改正 March, 2005 Timetable Revision

①1時間あたり「のぞみ」本数を最大7本から8本に増発

Increased the maximum "*Nozomi*" hourly departures to eight

②東海道・山陽新幹線を直通する「のぞみ」の利便性を向上

Improved convenience of "*Nozomi*" that operates between Tokyo/Yokohama and Sanyo areas

◎東京～新神戸・岡山の「のぞみ」を毎時3本化

Increased "*Nozomi*" hourly departures connecting Tokyo and Shin-Kobe or Okayama to three

### 平成18(2006)年3月のダイヤ改正 March, 2006 Timetable Revision

①東海道・山陽新幹線を直通する「のぞみ」の利便性をさらに向上

Further improved the convenience of "*Nozomi*" that operates between Tokyo/Yokohama and Sanyo areas

◎東京～博多の「のぞみ」を毎時2本化(33本/日→52本/日)

Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hakata to two (33 departures/day → 52departures/day)

◎東京～広島の「のぞみ」を朝夕毎時3本化（63本/日→68本/日）

Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hiroshima to three in morning/evening hours (63 departures/day → 68departures/day)

②全列車の禁煙車両を拡大（禁煙車の割合は69%から75%に）

Increased nonsmoking cars on all trains (Percentage of nonsmoking cars has increased from 69% to 75%)

# 東海道新幹線の競争力強化② STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ②

JR-CENTRAL

## ■N700系の導入 Introduction of the Series N700

□特徴(ハード面) Features (on Hardware Side)

①最高速度：東海道区間270km/h、山陽区間300km/h
Maximum speed : 270km/h on the Tokaido section, 300km/h on the Sanyo section

②省エネ化：電力消費量は700系に比較して19%の省エネルギー化
Energy efficiency : Reducing energy consumption by 19% compared with the Series 700

□特徴(ソフト面) Features (on Software Side)

①IT機能向上：パソコン利用の利便性向上（背面テーブル大型化・電源コンセント大幅増設）、高速走行中でも安定したインターネット接続環境の実現（東海道区間、平成21(2009)年春～）
IT-related service : Improving environment for PC use by enlarging seat-back tables and significantly increasing the number of electric outlets, while ensuring a stable and reliable Internet usage during high-speed operation (on the Tokaido section, scheduled for Spring 2009)

②快適性向上：全座席禁煙化、喫煙ルーム設置（6箇所）
Improvements in comfort : Rendering all seats nonsmoking and establishing smoking rooms (six locations)

③乗り心地向上：高性能セミアクティブ制振制御装置搭載、新型シート採用等
Improvements in riding comfort : Installing an advanced semi-active vibration control system and introducing new types of seats, etc.

■N700系シート Seats of the Series N700


スライド式背面テーブル
Sliding seat-back tables
モバイル用コンセント
Outlet for mobile devices

■駅・車内でのインターネット接続
Internet Connection in the Series N700 (and at Stations)


インターネット Internet
駅 At Stations
LCX
列車無線
(デジタル化)
Degitalized
Train Radio

□投入計画 Plans for Introduction

| | 平成19(2007)年度 FY 2007 | 平成20(2008)年度 FY 2008 | 平成21(2009)年度 FY 2009 | 計 Total |
|---|---|---|---|---|
| 投入編成数 Number of units to be introduced | 15 | 16 | 11 | 42 |

①平成19(2007)年年夏、営業運転開始
Scheduled to be introduced in Summer 2007

②平成19(2007)年度から、東海道・山陽区間を直通運転する「のぞみ」に順次投入し、平成21(2009)年度にはすべての直通運転する「のぞみ」に投入する予定
Gradually introduced on "*Nozomi*" operating between Tokaido and Sanyo areas from FY2007 (By FY2009, each "*Nozomi*" that operates between Tokaido and Sanyo areas will use the Series N700)

③平成22(2010)年度以降も引き続き投入する計画
Planning continuous introduction from FY 2010

## ■「エクスプレス予約」 "Express Reservation" Service

①平成13(2001)年9月サービス開始､ビジネス客を中心としたヘビーユーザーの利便性を向上
Introduced in Sep. 2001 to further capture business/heavy users

②携帯電話やパソコンを通じて東海道新幹線の指定席の予約、変更が可能
Enables customers to make or change reservations via Internet browsers of mobile phones and PCs

③平成18(2006)年7月22日より東海道・山陽新幹線全駅で利用可能に(同日、J-WESTカードでの取扱開始)
Expanding the service area to include both Tokaido and Sanyo Shinkansen on July 22nd, 2006 (on the same date, enabling the members of "J-WEST card" issued by JR West to use the service)

④平成20(2008)年3月期中に、きっぷの受取も不要とする「エクスプレス予約ICサービス」を導入予定
Plans to introduce IC card services allowing ticket-less service in FY 2008.3

■「エクスプレス予約」実績の推移
"Express Reservation" Service


(千人 Thousands)
(千件/日 Thousands/days)
500
400
300
200
100
0
50
40
30
20
10
0
130
2
220
14
310
20
480
29
平成15 (2003)年 3月 2003.3
平成16 (2004)年 3月 2004.3
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
会員数 Membership
利用件数(平日1日平均) Usage (Daily average on weekdays)

## ■JR東海「50+(フィフティ・プラス)」 "JR Central 50+"

①平成15(2003)年10月サービス開始、高齢化社会の到来を踏まえ50歳以上の会員を組織化
Introduced in Oct. 2003 to capture growing segment of customers 50 years of age and older

②東海道新幹線の供給力増大を最大限に活用し、リーズナブルな旅行商品を提案
Offering reasonably-priced tour packages to make the maximum use of increased capacity of the Tokaido Shinkansen

③京都をはじめとして、東京、奈良、伊勢、大阪、神戸、九州商品の充実を図る
Offering attractive tour packages featuring Kyoto, Tokyo, Nara, Ise, Osaka, Kobe and Kyushu

■「50+(フィフティ・プラス)」実績の推移
"JR Central 50+"


(千人 Thousands)
(千人 Thousands)
500
400
300
200
100
0
250
200
150
100
50
0
190
33
240
54
300
100
370
210
平成16 (2004)年 3月 2004.3
平成16 (2004)年 9月 2004.9
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
会員数 Membership
ツアー参加者数累計 Accumulated tour participants

# 東海道新幹線の競争力強化③ STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ③

JR-CENTRAL

## 競争力強化のプロセス Processes of Enhancing Competitiveness

昭和62(1987)年 1987: 東海旅客鉄道株式会社 発足 JR Central is established.

| 年 Year | 輸送関連 Transportation service |
|---|---|
| 昭和63(1988)年 1988 | 東海道新幹線速度向上の検討を開始<br>Examination on improving the Tokaido Shinkansen speed begins. |
| 平成元(1989)年 1989 | 東海道新幹線輸送力増強の検討を開始<br>Examination on enhancing the transportation capacity of the Tokaido Shinkansen begins. |
| 平成2(1990)年 1990 | 300系試験車両の走行試験開始<br>Test runs on the Series 300 pre-mass production trainset begin. |
| 平成3(1991)年 1991 | 300系走行試験で国内最高速度(当時)325.7km/hを達成<br>The Series 300 pre-mass production trainset achieves a domestic maximum speed (at the time) of 325.7 km/h. |
| 平成4(1992)年 1992 | 「のぞみ(300系)」の営業運転を開始、営業運転時の最高時速270kmを実現<br>"*Nozomi*" (the Series 300) begins commercial operation. A maximum speed of 270 km/h is achieved in commercial operation. |
| 平成5(1993)年 1993 | 「のぞみ」の1時間1本運転を開始<br>"*Nozomi*" begins operating at an interval of one train per every one hour. |
| 平成7(1995)年 1995 | 300X試験車両による走行試験を開始<br>Test runs on the 300X experimental rolling stock begin. |
| 平成8(1996)年 1996 | 300X試験車両が走行試験で国内最高の443.0km/hを記録<br>The 300X experimental rolling stock achieves a domestic maximum speed (at the time) of 443.0 km/h. |
| 平成9(1997)年 1997 | 東海道新幹線品川駅工事に着工<br>Construction on the Shinagawa Shinkansen Station begins.<br>700系試験車両による走行試験を開始<br>Test runs on the Series 700 pre-mass production trainset begin. |
| 平成11(1999)年 1999 | 700系の営業運転を開始<br>The Series 700 begins commercial operation. |
| 平成13(2001)年 2001 | 「のぞみ」の30分間隔運転を開始<br>"*Nozomi*" begins operating at 30 minute intervals. |
| 平成15(2003)年 2003 | 東海道新幹線品川駅開業<br>The Shinagawa Shinkansen Station opens.<br>東海道新幹線の全列車の最高速度を270km/h化<br>The maximum speed of 270km/h for all Tokaido Shinkansen trainsets is attained.<br>抜本的なダイヤ改正(1時間あたり最大で「のぞみ」7本)<br>A drastic timetable revision is implemented (maximum seven "*Nozomi*" hourly departures). |
| 平成17(2005)年 2005 | 1時間あたり最大で「のぞみ」8本のダイヤ改正<br>A timetable revision is implemented (maximum eight "*Nozomi*" hourly departures).<br>N700系試験車両による走行試験を開始<br>Test runs on the Series N700 pre-mass production trainset begin. |
| 平成18(2006)年 2006 | 東海道・山陽新幹線を直通する「のぞみ」の利便性をさらに向上するダイヤ改正<br>A timetable revision is implemented (further improving the convenience of "*Nozomi*" that operates between Tokyo/Yokohama and Sanyo areas).<br>東海道新幹線21世紀対策本部の設置<br>The Tokaido Shinkansen 21st Century Division is established with the aim of thoroughly investigating policies for comprehensively enhancing the Tokaido Shinkansen from a long-term perspective. |

| 年 Year | 営業・サービス関連 Sales, campaign and other customer service |
|---|---|
| 昭和62(1987)年 1987 | 「シンデレラエクスプレス」キャンペーン実施<br>The "Cinderella Express" campaign begins, targeting young people. |
| 昭和63(1988)年 1988 | 「おとどけ端末」のサービス開始<br>The service of "Otodoke ticketing system" begins for corporate customers, enabling them to receive tickets in their offices.<br>「クリスマスエクスプレス」キャンペーン実施<br>The "Christmas Express" campaign begins, targeting young people. |
| 平成元(1989)年 1989 | 東海道新幹線の車内文字ニュース提供開始<br>A scrolling news headline display service begins via electronic notice boards on the Tokaido Shinkansen.<br>「JR東海エクスプレスカード」のサービスを開始<br>JR Tokai Express Card service begins for individual customers, enabling them to book reserved seats by telephone. |
| 平成2(1990)年 1990 | (株)ジェイアール東海ツアーズが営業を開始<br>JR Tokai Tours is established.<br>「ぷらっとこだま」発売開始<br>Sales of "PLAT Kodama" discounted travel package begins. |
| 平成5(1993)年 1993 | 「京都・奈良キャンペーン」開始<br>The "Kyoto-Nara" campaign begins, targeting tourists. |
| 平成9(1997)年 1997 | 新幹線自動券売機(ATV)および新幹線自動改札機の導入を開始<br>Introduction of automatic ticket vendors and automatic ticket gates begins. |
| 平成11(1999)年 1999 | 「新幹線ビジネスきっぷ」発売開始<br>Sales of the "Shinkansen Business multi-trip tickets" begins. |
| 平成12(2000)年 2000 | 「クリスマスエクスプレス2000」キャンペーン実施<br>The "Christmas Express 2000" campaign begins, targeting young people. |
| 平成13(2001)年 2001 | 「エクスプレス予約」サービス開始<br>The "Express Reservation" service begins, enabling customers to make or change reservations via Internet browsers of mobile phones and PCs. |
| 平成15(2003)年 2003 | 「のぞみ」指定席特急料金の値下げ・「のぞみ」自由席の設定<br>Along with lowered surcharges for "*Nozomi*", non-reserved seats are introduced with the same surcharges as those of "*Hikari*" and "*Kodama*" non-reserved seats.<br>「エクスプレス予約」による「e特急券」の値下げ<br>The surcharge of "e-express" tickets through the "Express Reservation" service is reduced to be lower than that of a regular non-reserved seat.<br>「新幹線回数券」の発売開始 Sales of the "Shinkansen multi-trip tickets" begins.<br>JR東海「50+(フィフティ・プラス)」を発足<br>A membership-based travelers' service "JR Central 50+" begins, targeting the growing segment of customers 50 years of age and older.<br>「Ambitious Japan!」キャンペーン実施 The "Ambitious Japan!" campaign begins, targeting business users. |
| 平成16(2004)年 2004 | 「東海道新幹線40周年」キャンペーン実施<br>The "Tokaido Shinkansen 40th Anniversary" campaign begins. |
| 平成17(2005)年 2005 | 「愛知万博」キャンペーン実施 The "Expo 2005 Aichi" campaign begins.<br>「エクスプレス予約グリーンプログラム」サービス開始<br>The "Express Reservation Green Program" begins, a system under which customers can use Green Car (First Class Car) seats of "*Nozomi*" at the same prices as those of "*Nozomi*" regular reserved seats, once they have collected a certain number of points.<br>JR西日本とも協調して山陽、九州等の各方面へのキャンペーンを実施<br>Tourist campaigns for various areas such as Sanyo or Kyushu begin, in cooperation with JR West. |
| 平成18(2006)年 2006 | 「エクスプレス予約」サービスの区間を東海道・山陽新幹線全線へ拡大<br>The "Express Reservation" service is expanded to cover all Tokaido and Sanyo Shinkansen stations (Tokyo-Hakata), enabling passengers holding the "J-WEST card (Express)" issued by JR West to use the service as well. |

# 新幹線輸送 PERFORMANCE OF THE TOKAIDO SHINKANSEN

## Daily Departures and Passenger Volume


(本/日 trains/day)
(千人/日–上下計 thousand passengers/day)
昭和62年度 (1987) 1987.4
63年度 (1988) 1988.4
平成元年度 (1989) 1989.4
2年度 (1990) 1990.4
3年度 (1991) 1991.4
4年度 (1992) 1992.4
5年度 (1993) 1993.4
6年度 (1994) 1994.4
7年度 (1995) 1995.4
8年度 (1996) 1996.4
9年度 (1997) 1997.4
10年度 (1998) 1998.4
11年度 (1999) 1999.4
12年度 (2000) 2000.4
13年度 (2001) 2001.4
14年度 (2002) 2002.4
15年度 (2003) 2003.4
16年度 (2004) 2004.4
17年度 (2005) 2005.4
18年度 (2006) 2006.4
のぞみ "Nozomi"
ひかり "Hikari"
こだま "Kodama"
のぞみ・ひかり利用状況(小田原～静岡) "Nozomi" and "Hikari" Passenger Volume (Odawara–Shizuoka)
内のぞみ利用状況(小田原～静岡) "Nozomi" Passenger Volume (Odawara–Shizuoka)
こだま利用状況(新横浜～小田原) "Kodama" Passenger Volume (Shin-Yokohama–Odawara)

注 列車本数は各年度初の設定本数（臨時列車を除く）、利用状況は各年度平均の断面輸送

## 「のぞみ」による到達時間の短縮 Reduced Travel Time by "Nozomi"


東京–名古屋 Tokyo–Nagoya
1:49
1:38 (△11)
東京–新大阪 Tokyo–Shin-Osaka
2:52
2:30 (△22)
東京–岡山 Tokyo–Okayama
3:49
3:17 (△32)
東京–広島 Tokyo–Hiroshima
4:35
3:52 (△43)
東京–博多 Tokyo–Hakata
5:57
4:55 (△62)
昭和62(1987)年4月(ひかり) As of April 1987 (Hikari)
平成18(2006)年3月(のぞみ) As of March 2006 (Nozomi)
※( )内は短縮時間
( ): Travel time reduction
0:00
1:00
2:00
3:00
4:00
5:00
6:00
(時間 hours)

注 いずれも下り最速列車による到達時間
Note: Based on the travel times of the westbound fastest Shinkansen train at the time

## 東海道新幹線車両数の推移 Number of Tokaido Shinkansen Rolling Stock by Type


0系 Series 0
100系 Series 100 〈最高速度：220km/h〉 (Maximum Speed: 220km/h)
昭和62(1987)年4月 April 1987
91
7
98編成(100) Total:98
平成18(2006)年3月 March 2006
60
1
122編成(124) Total:122
300系 Series 300 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
700系 Series 700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
N700系 Series N700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)

注 1. 保留車を含み検査用車両を除く
2. ( )内は昭和62(1987)年4月を100とした場合の指数

Notes: 1. Including retained trains and excluding inspection trains
2. ( )index, April 1987=100

# 在来線輸送 PERFORMANCE OF CONVENTIONAL RAILWAY

JR-CENTRAL

## 在来線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume

### □普通列車 Local Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
2,200
2,000
1,800
1,600
1,400
1,200
600
500
400
300
200
100
0
321 (100)
337
386
415
444
458
470
468
471
482
483
476
479
493
495
500
502
498
513 (160)
1,314 (100)
1,459
1,592
1,698
1,817
1,806
1,809
1,803
1,806
1,825
1,825
1,844
1,845
1,973
1,977
1,961
1,961
1,973
1,983
1,970 (150)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
列車本数 Departures
普通列車利用状況 Local Train Passenger Volume

### □特急列車等 Express Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
250
200
150
100
50
0
30
20
10
0
24 (100)
24
25
26
27
27
25
23
23
23
23
21
20
19
18
18
17
16
17 (69)
114 (100)
126
132
130
132
134
134
134
130
136
136
136
136
136
130
128
128
122
118
114 (100)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
列車本数 Departures
特急列車等利用状況 Express Train Passenger Volume

注　1.列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
　　2.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Departures of regular services shown are as of the beginning of each term; passenger volume is the average over each term
2. ( ): index, FY 1988.3=100

## 主要都市間到達時間 Reduced Travel Times in Intercity Transportation


(ワイドビュー)しなの
名古屋→長野(251km)
(Wide-View) Shinano
Nagoya→Nagano
3:09
2:43 (△26)
(ワイドビュー)ひだ
名古屋→高山(167km)
(Wide-View) Hida
Nagoya→Takayama
2:50
2:09 (△41)
(ワイドビュー)南紀
名古屋→紀伊勝浦(224km)
(Wide-View) Nanki
Nagoya→Kii-Katsuura
4:13
3:24 (△49)
(ワイドビュー)ふじかわ
静岡→甲府(122km)
(Wide-View) Fujikawa
Shizuoka→Kōfu
2:34
2:10 (△24)
0:00 0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成18(2006)年3月 As of March 2006
※( )は短縮時間
( ):Travel time reduction

注　最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

## 名古屋都市圏到達時間 Reduced Travel Times in Nagoya Metropolitan Area


東海道本線
豊橋→名古屋(72km)
Tokaido Line
Toyohashi→Nagoya
0:58
0:45 (△13)
東海道本線
岐阜→名古屋(30km)
Tokaido Line
Gifu→Nagoya
0:22
0:18 (△4)
中央本線
多治見→名古屋(36km)
Chuo Line
Tajimi→Nagoya
0:36
0:34 (△2)
関西本線
四日市→名古屋(37km)
Kansai Line
Yokkaichi→Nagoya
0:43
0:33 (△10)
0:00 0:10 0:20 0:30 0:40 0:50 1:00 1:10 1:20 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成18(2006)年3月 As of March 2006
※( )は短縮時間
( ):Travel time reduction

注　最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

## 在来線の車両数の比較 Number of Rolling Stock by Type


昭和62(1987)年4月
April 1987
1,007
218
1,225両(100)
Total:1,225
平成18(2006)年3月
March 2006
410
656
65
165
1,296両(106)
Total:1,296
電車(承継)
Electric Rail Cars
電車(新型)
New Electric Rail Cars
気動車(承継)
Diesel Rail Cars
気動車(新型)
New Diesel Rail Cars

注　1.保留車を含み、客車を除く
　　2.( )内は昭和62(1987)年4月を100とした場合の指数

Notes: 1. Including retained trains and excluding coaches
2. ( ): index, 1987.4=100

# 鉄道の環境優位性と更なる向上への取組み ENVIRONMENTAL CONSERVATION ACTIVITIES

JR-CENTRAL

## 東京～大阪間の運行におけるCO₂排出量の比較
Comparison of $CO_2$ Emissions from operation between Tokyo and Osaka

基準 basis

東海道新幹線（700系「のぞみ」）
Tokaido Shinkansen (Series 700 "*Nozomi*") (4.8kg-$CO_2$/座席 4.8kg-$CO_2$/Seat)

【約10倍 10 times】

航空機（B777-200）
Aircraft (B777-200)
(48.4kg-$CO_2$/座席 48.4kg-$CO_2$/Seat)

注　1座席あたりのCO₂排出量の比較
Note: Comparison of $CO_2$ emissions from carrying one seat

## 東海道新幹線車種別電力消費量の比較
Energy Consumption Levels of Tokaido Shinkansen Trains

| | |
|---|---|
| 0系（220km/h）Series 0 (220km/h) | basis 100 |
| 300系（270km/h）Series 300 (270km/h) | 91 |
| 700系（270km/h）Series 700 (270km/h) | 84 |
| N700系（270km/h）Series N700 (270km/h) | 68 |

注　東京～新大阪間のシミュレーション（最高速度で走行した場合）
Note: Simulated between Tokyo and Shin-Osaka (if traveling at maximum speed)

## 在来線車種別エネルギー消費量の比較
Energy Consumption Levels of Conventional Railway Trains

### 【在来線電車の車種別電力消費量の比較 Energy Consumption Levels of Conventional Railway Electric Trains】

| | |
|---|---|
| 従来型車両 Conventional type | basis 100 |
| 新型省エネ型車両 New energy-saving type | 62 |

注　名古屋～中津川を従来型車両は113系、省エネ型車両は211系で走行したときのシミュレーション
Note: Based on simulated test runs of the Series 113 for conventional type and the Series 211 for new energy-saving type from Nagoya to Nakatsugawa

### 【在来線気動車の車種別軽油消費量の比較 Energy Consumption Levels of Conventional Railway Diesel-Powered Trains】

| | |
|---|---|
| 従来エンジン搭載車 With conventional engine | basis 100 |
| 新型エンジン搭載車 With new energy-saving engine | 71 |

注　キハ40系に新・旧エンジンを搭載して走行した場合の実績
Note: Based on runs of the Series 40 boarded with conventional and new energy-saving engines

## 東海道新幹線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Tokaido Shinkansen)


(編成数 Units)
150
120
90
60
30
0
平成2年度 (1990) 1991.3: 1 52 65
3年度 (1991) 1992.3: 5 57 61
4年度 (1992) 1993.3: 15 57 54
5年度 (1993) 1994.3: 21 57 46
6年度 (1994) 1995.3: 27 57 41
7年度 (1995) 1996.3: 36 57 33
8年度 (1996) 1997.3: 45 53 24
9年度 (1997) 1998.3: 1 57 50 15
10年度 (1998) 1999.3: 5 61 50 6
11年度 (1999) 2000.3: 11 61 47
12年度 (2000) 2001.3: 24 61 37
13年度 (2001) 2002.3: 37 61 25
14年度 (2002) 2003.3: 48 61 12
15年度 (2003) 2004.3: 54 61
16年度 (2004) 2005.3: 1 60 61
17年度 (2005) 2006.3: 1 60 61
0系 Series 0
100系 Series 100
300系 Series 300
700系 Series 700
N700系 Series N700

注　数値は各年度末時点の編成数（保留車を含み検査用車両を除く）
Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

## 在来線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Conventional Railway)


(両 vehicles)
1,500
1,200
900
600
300
0
平成2年度 (1990) 1991.3: 440 988
3年度 (1991) 1992.3: 465 936
4年度 (1992) 1993.3: 469 919
5年度 (1993) 1994.3: 481 918
6年度 (1994) 1995.3: 490 877
7年度 (1995) 1996.3: 542 850
8年度 (1996) 1997.3: 626 748
9年度 (1997) 1998.3: 639 733
10年度 (1998) 1999.3: 775 698
11年度 (1999) 2000.3: 881 517
12年度 (2000) 2001.3: 887 480
13年度 (2001) 2002.3: 885 432
14年度 (2002) 2003.3: 885 426
15年度 (2003) 2004.3: 885 426
16年度 (2004) 2005.3: 885 425
17年度 (2005) 2006.3: 888 408
省エネ型車両 New Energy-Saving Type
従来型車両 Conventional Type

注　数値は各年度末時点の車両数（保留車を含み客車を除く）
Note: The figures are as of the end of each term (including retained trains and excluding coaches)

# 超電導リニア開発 SUPERCONDUCTING MAGLEV

## 山梨リニア実験線 Yamanashi Maglev Test Line


一般区間
The remaining section
先行区間
The priority section
一般区間
The remaining section
実験センター
Yamanashi Maglev Test Center
計画中
(Extention is being studied)
車両基地
Train Depo
変電所
Substation
計画中
(Extention is being studied)

| | 山梨実験線（先行区間） Yamanashi Maglev Test Line (Priority section) |
|---|---|
| 総延長 Length | 18.4km |
| トンネル区間 Tunnel | 16.0km |
| 明かり区間 Open section | 2.4km |
| 単線／複線 Track | 複線 Double Track |
| 最急勾配 Maximum grade | 40‰ |
| 最小曲線半径 Minimum curve radius | 8,000m |

## 山梨リニア実験線の歴史 History of the Yamanashi Maglev Test Line

| | |
|---|---|
| 平成2 (1990)年<br>1990 | 山梨リニア実験線の建設工事に着手<br>Construction begins on the Yamanashi Maglev Test Line |
| 平成9 (1997)年<br>1997 | 走行試験開始（設計最高速度550km/hを記録）<br>Test runs begin (record the maximum design speed of 550 km/h) |
| 平成11(1999)年 11月16日<br>1999 November 16 | すれ違い走行試験で相対速度1,003km/hを記録<br>Passing at a relative speed of 1,003 km/h is conducted |
| 平成12(2000)年 3月 9日<br>2000 March 9 | 運輸省（現・国土交通省）の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価（「実用化に向けた技術上のめどは立ったものと考えられる」との評価）<br>The practicality for high speed mass transportation system using Superconducting Maglev technologies is confirmed by the Maglev Technological Practicality Evaluation Committee under the Ministry of Transport, currently reorganized into the Ministry of Land, Infrastructure and Transport |
| 平成14(2002)年 7月25日<br>2002 July 25 | 新型試験車両による走行試験開始<br>New-model trainset running tests start |
| 平成15(2003)年 11月 7日<br>2003 November 7 | 1日の走行距離2,876km達成<br>One-day test running attains a distance of 2,876 km |
| 12月 2日<br>December 2 | 有人で581km/hを達成し、鉄道の世界最高速度記録を更新<br>Manned speed record of 581 km/h is attained (World speed record for railways) |
| 平成16(2004)年 11月16日<br>2004 November 16 | すれ違い走行試験で相対速度1,026km/hを記録<br>Passing at a relative speed of 1,026 km/h is conducted |
| 平成17(2005)年 3月11日<br>2005 March 11 | 「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価（「超電導磁気浮上式鉄道について実用化の基盤技術が確立したと判断できる」との評価）<br>The Maglev Technological Practicality Evaluation Committee acknowledges that the foundational technology for Superconducting Maglev is established for practical application |
| 8月6日<br>August 6 | 累積試乗者数が10万人に到達<br>The cumulative number of test-riding passengers reaches 100,000 |
| 平成18 (2006)年 3月15日 | 累積走行距離が50万kmに到達<br>The total distance covered in running tests reaches 500,000 km |

## 技術開発の成果* Technological Achievements of the Superconducting Maglev*

□ **速達性 High Speed**
500km/hでの安定した超高速走行、高加減速性を実現
Achievement of stable operation at 500km/h and advanced acceleration and deceleration performance

□ **安全性 Safety**
高い保安度の運転保安制御を実現、高速からの列車停止を担保するブレーキシステムを実現
Achievement of advanced control of operational safety with a braking system securing deceleration from high speed to stopping

□ **大量輸送能力 Mass Transport**
現行新幹線並みの長大編成の多頻度運行を実現可能
Possibility of frequent departures by longer trainset comparable to the Tokaido Shinkansen
複線走行における高速すれ違い時の安定走行を実現
Confirmation of stable high-speed passing on double track

□ **定時性 Punctuality**
遅延回復運転を含めた自動的な定時運転制御を実現
Achievement of automatic punctuality control including recovery from delayed operation

□ **経済性 Cost Reduction**
各種のコスト低減策に関する技術開発を実施（地上コイル改良、電力変換器等）
Development of various technologies related to cost reduction including the new single-layered ground coils and high-efficiency power converter

*平成17 (2005) 年3月11日の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価に基づく
*Based on the evaluation of The Maglev Technological Practicality Evaluation Committee on March 11, 2005

## 中央新幹線計画 The Chuo Shinkansen Plan

◎中央新幹線は、全国新幹線鉄道整備法第4条の「建設を開始すべき新幹線鉄道の路線」として、基本計画が定められている路線の1つである国家的プロジェクト
The Chuo Shinkansen national project is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law.

◎中央新幹線は、首都圏と近畿圏の二大都市圏を結ぶ旅客流動を担う当社の経営責任分野
JR Central is responsible for the management of the Chuo Shinkansen since the company has been designated as the operator to maintain and develop passenger transportation between Tokyo and Osaka metropolitan area.

◎中央新幹線と東海道新幹線との一元的な経営が成り立つ事業方式・財源方式が確立されることが、中央新幹線への関与のための前提
JR Central considers that a pre-condition for its participation in this project will be to have reasonable assurance that the Chuo Shinkansen and Tokaido Shinkansen services will complement one another and operate profitably as a unified and sound business enterprise.

◎中央新幹線は当社が東海道新幹線とともに一元的に経営を行うべきものとの考えに基づき、平成2 (1990) 年2月の運輸大臣からの調査を行う法人としての指名に同意し、現在、当社と独立行政法人鉄道建設・運輸施設整備支援機構が、全国新幹線鉄道整備法第5条に基づく「地形、地質等に関する事項」について調査を実施中
Based on the premise that the Chuo Shikansen is to be managed concurrently with the Tokaido Shinkansen by JR Central, in February 1990, we acknowledged our designation by Japan's Ministry of Transport (now, known as the Ministry of Land, Infrastructure and Transport) as one of the firms that would conduct topographical and geological surveys for the project, as prescribed in Article 5 of the Nationwide Shinkansen Railway Development Law. Since then, we have conducted surveys jointly with the Japan Railway Construction, Transport and Technology Agency.

# 連結子会社営業収益の推移 OPERATING REVENUES OF CONSOLIDATED SUBSIDIARIES



平成元年度(1989) 1990.3 4.5 43.3 52.6 (3社 3 companies)
2年度(1990) 1991.3 4.7 47.4 57.6 (3社 3 companies)
3年度(1991) 1992.3 5.0 51.3 62.0 (3社 3 companies)
4年度(1992) 1993.3 5.0 94.4 105.6 (5社 5 companies)
5年度(1993) 1994.3 4.9 97.9 109.4 (5社 5 companies)
6年度(1994) 1995.3 80.0 12.6 108.1 207.4 (17社 17 companies)
7年度(1995) 1996.3 90.3 12.1 108.3 217.3 (17社 17 companies)
8年度(1996) 1997.3 74.6 12.2 108.9 202.8 (16社 16 companies)
9年度(1997) 1998.3 74.5 12.5 105.6 199.9 (16社 16 companies)
10年度(1998) 1999.3 77.2 12.0 100.8 197.6 (16社 16 companies)
11年度(1999) 2000.3 84.3 18.8 99.3 210.1 (19社 19 companies)
12年度(2000) 2001.3 112.3 46.3 164.9 335.0 (30社 30 companies)
13年度(2001) 2002.3 119.9 48.6 175.6 355.6 (30社 30 companies)
14年度(2002) 2003.3 130.7 50.2 177.1 369.3 (30社 30 companies)
15年度(2003) 2004.3 142.0 51.6 177.3 382.0 (29社 29 companies)
16年度(2004) 2005.3 140.7 52.6 179.8 385.0 (30社 30 companies)
17年度(2005) 2006.3 149.3 56.1 192.2 410.5 (30社 30 companies)
0 50 100 150 200 250 300 350 400
(10億円 ¥ billion)
その他 Other Services
不動産部門 Real Estate
流通部門 Merchandise and Other
運輸部門 Transportation


注 1.各グループ会社の営業収益の単純合算
2.( )内は各年度末時点の連結子会社数

Notes: 1.Operating revenues of consolidated subsidiaries are simply aggregated
2.Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end

# JR東海グループ会社一覧 JR CENTRAL'S GROUP COMPANIES

(平成18(2006)年3月31日現在　As of March 31, 2006)

| 部門 Sector | | 社名 Company | 資本金(百万円) Capital (¥million) | 出資比率 Shareholding (%) | 設立日 Date Established | 主な事業内容 Main Business |
|---|---|---|---|---|---|---|
| 運輸 TRANSPORTATION | ■ | ジェイアール東海バス(株)<br>JR Tokai Bus Company | 1,747 | 100 | S63.3.1<br>March 1, 1988 | バス事業、及びオートリース業<br>Bus transportation, and auto leasing |
| | | ファーストエアートランスポート(株)<br>First Air Transport Co., Ltd. | 320 | 93.8 | H2.2.28<br>February 28, 1990 | 航空運送業(不定期航空運送事業)<br>Chartered airline service |
| | ■ | ジェイアール東海物流(株)<br>JR Tokai Logistics Company | 300 | 90.0 | H11.4.1<br>April 1, 1999 | 貨物運送事業及び荷役事業<br>Distribution and delivery service |
| 計4社 Subtotal: 4 companies | ■ | (株)東海交通事業<br>Tokai Transport Service Company | 295 | 100 | S63.2.18<br>February 18, 1988 | 旅客鉄道業(城北線)の運営及び駅業務の受託<br>Railway service(Johoku Line)and contracted operations of stations |
| 流通 MERCHANDISE AND OTHER | ■ | (株)ジェイアール東海高島屋<br>JR Tokai Takashimaya Co., Ltd. | 10,000 | 59.2 | H4.12.25<br>December 25, 1992 | 卸売・小売業(JRセントラルタワーズ内での百貨店業)<br>Department store operations(JR Central Towers) |
| | ■ | (株)ジェイアール東海パッセンジャーズ<br>JR-Central Passengers Co., Ltd. | 998 | 100 | S63.5.23<br>May 23, 1988 | 飲食業(車内・駅構内の飲食店営業及び物品販売)<br>Food service in stations and on trains |
| | ■ | 東海キヨスク(株)<br>Tokai Kiosk Company | 700 | 90.0 | S62.6.5<br>June 5, 1987 | 卸売・小売業(駅構内の物品販売) 及び飲食店営業<br>Merchandise sales in stations |
| | ■ | ジェイアール東海フードサービス(株)<br>JR Tokai Food Service Co., Ltd. | 295 | 51.6 | H5.4.30<br>April 30, 1993 | 飲食業(駅構内における飲食店舗の運営)<br>Food service in stations |
| 計5社 Subtotal: 5 companies | ■ | ジェイアール東海商事(株)<br>JR Tokai Corporation | 100 | 70.0 | S63.3.1<br>March 1, 1988 | 卸売・小売業(燃料・建築資材・各種機械器具等の販売)<br>Sales of fuel, construction materials, and various equipment |
| 不動産 REAL ESTATE | ■ | ジェイアールセントラルビル(株)<br>JR Central Building Co., Ltd. | 45,000 | 100 | H6.6.9<br>June 9, 1994 | 駅ビル営業(「JRセントラルタワーズ」の管理・運営等)<br>Station building management (JR Central Towers) |
| | ■ | ジェイアール東海不動産(株)<br>JR Tokai Real Estate Co., Ltd. | 16,500 | 100 | H13.3.27<br>March 27, 2001 | 不動産事業(不動産賃貸・販売業等)<br>Real estate leasing and Sales |
| | ■ | 新横浜ステーション開発(株)<br>Shin-Yokohama Station Development Co., Ltd. | 9,304 | 100 | S62.6.15<br>June 15, 1987 | 駅ビル営業(「アスティ新横浜」の管理・運営等)及び飲食店営業<br>Station building management |
| | ■ | 豊橋ステーションビル(株)<br>Toyohashi Station Building Co., Ltd. | 1,880 | 52.5 | S44.2.17<br>February 17, 1969 | 駅ビル営業(「カルミア」の管理・運営等)<br>Station building management |
| | ■ | 名古屋ターミナルビル(株)<br>Nagoya Terminal Station Building Co., Ltd. | 900 | 57.2 | S47.4.1<br>April 1, 1972 | 駅ビル営業(「テルミナ」の管理・運営等)<br>Station building management |
| | ■ | 東京ステーション開発(株)<br>Tokyo Station Development Co., Ltd. | 750 | 100 | H17.1.5<br>January 5, 2005 | 駅ビル営業(「東京駅一番街」の管理・運営等)<br>Station building management |
| | ■ | 静岡ターミナル開発(株)<br>Shizuoka Terminal Development Co., Ltd. | 624 | 62.8 | S54.4.6<br>April 6, 1979 | 駅ビル営業(「パルシェ」・「アントレ」の管理・運営等)<br>Station building management |
| | ■ | 浜松ターミナル開発(株)<br>Hamamatsu Terminal Development Co., Ltd. | 600 | 76.8 | S55.4.4<br>April 4, 1980 | 駅ビル営業(「メイワン」・「コスタ」の管理・運営等)<br>Station building management |
| | ■ | 名古屋ステーション開発(株)<br>Nagoya Station Area Development Corporation | 480 | 100 | S63.3.8<br>March 8, 1988 | 駅ビル営業(名古屋駅商業施設・「アピオ」等の管理・運営等)<br>Station building management |
| | ■ | ジェイアール東海静岡開発(株)<br>JR Development and Management Corporation of Shizuoka | 363 | 100 | S45.12.16<br>December 16, 1970 | 駅ビル営業(「アスティ静岡」の管理・運営等)<br>Station building management |
| 計11社 Subtotal: 11 companies | ■ | ジェイアール東海関西開発(株)<br>JR Development and Management Corporation of Kansai | 30 | 100 | S63.6.8<br>June 8, 1988 | 駅ビル営業(「アスティ京都」の管理・運営等)<br>Station building management |

| 部門 Sector | | 社名 Company | 資本金(百万円) Capital (¥million) | 出資比率 Shareholding (%) | 設立日 Date Established | 主な事業内容 Main Business |
|---|---|---|---|---|---|---|
| その他 OTHER SERVICES | ■ | (株)ジェイアール東海ホテルズ<br>JR Tokai Hotels Co., Ltd. | 14,000 | 100 | H4.7.8<br>July 8, 1992 | ホテル業(「名古屋マリオットアソシアホテル」他)<br>Hotel operations |
| | ■ | 静岡ターミナルホテル(株)<br>Shizuoka Terminal Hotel Co., Ltd. | 2,120 | 76.6 | S56.4.2<br>April 2, 1981 | ホテル業(「ホテルアソシア静岡ターミナル」)<br>Hotel operations |
| | ■ | 名古屋ターミナルホテル(株)<br>Nagoya Terminal Hotel Co., Ltd. | 1,850 | 75.3 | S47.10.2<br>October 2, 1972 | ホテル業(「ホテルアソシア名古屋ターミナル」)<br>Hotel operations |
| | ■ | (株)ジェイアール東海ツアーズ<br>JR Tokai Tours | 490 | 70.0 | H1.12.18<br>December 18, 1989 | 旅行業<br>Travel service |
| | | 飛騨森林都市企画(株)<br>Hida Forest City Planning Co., Ltd. | 262 | 50.0 | H3.12.24<br>December 24, 1991 | リゾート開発業(スキー場「チャオ御岳スノーリゾート」)<br>Resort development |
| | ■ | (株)ジェイアール東海エージェンシー<br>JR Tokai Agency Co., Ltd. | 61 | 90.0 | S38.11.8<br>November 8, 1963 | 広告業<br>Advertising |
| | | (株)ウェッジ<br>Wedge Inc. | 60 | 80.0 | H1.3.20<br>March 20, 1989 | 出版業(月刊誌「ウェッジ」の製作・販売等)<br>Publishing of monthly magazine *Wedge* |
| | □ | 新生テクノス(株)<br>Shinsei Technos Co., Ltd. | 1,091 | 23.3 | S22.3.12<br>March 12, 1947 | 電気工事業<br>Maintenance and inspection of electric facilities |
| | ■ | ジェイアール東海建設(株)<br>JR Tokai Construction Co., Ltd. | 300 | 100 | S63.9.26<br>September 26, 1988 | 建設業<br>Construction |
| | | ジェイアール東海総合ビルメンテナンス(株)<br>JR Tokai General Building Maintenance Co., Ltd. | 170 | 88.2 | H9.8.25<br>August 25, 1997 | ビルメンテナンス業(建物・設備の運転・保守・管理、清掃業務及び駐車場管理等)<br>Management, maintenance, repair, and cleaning services for buildings and facilities |
| | ■ | 中央リネンサプライ(株)<br>Chuoh Linen Supply Co., Ltd. | 150 | 78.0 | S39.2.1<br>February 1, 1964 | リネンサプライ業(列車内等でのリネン用品の供給)<br>On-board linen supply |
| | ■ | ジェイアール東海情報システム(株)<br>JR Tokai Information Systems Company | 100 | 100 | H11.2.1<br>February 1, 1999 | 情報処理業(システム等の管理・運営)<br>Management and operation of online systems |
| | ■ | 日本機械保線(株)<br>The Japan Mechanised Works and Maintenance of Way Co., Ltd. | 100 | 72.5 | S42.3.3<br>March 3, 1967 | 新幹線軌道の機械保守<br>Maintenance and inspection of Shinkansen track |
| | ■ | 東海交通機械(株)<br>Tokai Rolling Stock & Machinery Co., Ltd. | 80 | 60.5 | S51.3.4<br>March 4, 1976 | 車両・機械設備の検査・修繕<br>Machinery maintenance and inspection of rolling stock |
| | ■ | ジェイアール東海コンサルタンツ(株)<br>JR Central Consultants Company | 50 | 100 | H9.10.1<br>October 1, 1997 | 建設コンサルタント業<br>Construction consultation |
| | | ジェイアール東海パートナーズ(株)<br>JR Tokai Partners Co., Ltd. | 50 | 100 | H14.2.1<br>February 1, 2002 | 事業コンサルタント業<br>Management consulting |
| 計17社 Subtotal: 17 companies | | 新幹線エンジニアリング(株)<br>Shinkansen Engineering Co., Ltd. | 10 | 100 | S60.2.1<br>February 1, 1985 | 新幹線車両・機械設備の検査・修繕<br>Maintenance and inspection of Shinkansen fleet and facilities |
| 総計37社 Total : 37 companies | | | | | | |

注 1.グループ会社のうち、記載期日において連結子会社は30社、持分法適用関連会社は1社
2.掲出した会社は、当社が直接出資し、事業の運営に関する協力体制を確立している会社
3.「社名」欄：■ 連結子会社　□ 持分法適用関連会社

Notes: 1. Among 37 JR Central's group companies, 30 companies are consolidated subsidiaries and one is an affiliate company accounted for by the equity method
2. Companies listed are those which JR Central has directly invested in, and has a cooperative relationship in their management
3. Company column : ■ Consolidated subsidiaries　□ Affiliate accounted for by the equity method

# JRセントラルタワーズ・JR東海新横浜駅ビル(仮称) JR CENTRAL TOWERS / JR CENTRAL SHIN-YOKOHAMA STATION BUILDING (TENTATIVE)

## JRセントラルタワーズ JR Central Towers

### □ ビル概要図 Diagram


ホテルタワー/Hotel Tower
オフィスタワー/Office Tower
ジェイアール名古屋タカシマヤ「パノラマサロン」
JR Nagoya Takashimaya "Panorama Salon"
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
オフィス
Offices
スカイストリート(15階)
Sky Street (15F)
駐車場
Parking
タワーズプラザ(12階、13階)
Towers Plaza(12F, 13F)
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
(Department Store)
至東京
to Tokyo
至新大阪
to Shin-Osaka
スカイシャトル(エレベーター)
Sky Shuttle(Elevator)
タワーズガーデン
Towers Garden
タワーズテラス
Towers Terrace
名古屋駅桜通口
Nagoya Station Sakura-Dori Exit

延床面積 Total Floor Area ……… 約417,000 m² (Approx. 417,000 m²)
- オフィス(賃貸面積) Offices (Rental Office Area) ……… 約60,000 m² (Approx. 60,000 m²)
- 百貨店(店舗面積) Department Store (Shop Area) ……… 約67,000 m² (Approx. 67,000 m²)
- ホテル(客室数) Hotel (Guest Rooms) ……… 774室(774 rooms)
- 駐車場(駐車台数) Parking ……… 約1,500台(Approx. 1,500 cars)

高さ Highest Point ……… 245m(245 m)
階数 Floors
- ホテルタワー Hotel Tower (aboveground) ……… 53階(53 Floors)
- オフィスタワー Office Tower (aboveground) ……… 51階(51 Floors)
- 地下 Underground ……… 4階(4 Floors)

着工 Commencement of Construction ……… 平成6(1994)年8月(August 1994)
竣工 Completion of Construction ……… 平成11(1999)年12月(ビル本体)(December 1999)
総事業費 Total Investment ……… 約2,000億円(Approx. ¥200 billion)

## JR東海新横浜駅ビル(仮称) JR Central Shin-Yokohama Station Building (Tentative)



JR東海新横浜駅ビル(仮称)イメージ Image of JR Central Shin-Yokohama Station Building (Tentative)

延床面積 Total Floor Area ……… 約90,000 m² (Approx. 90,000 m²)
- 商業施設 Commercial Area ……… 約34,000 m² (Approx. 34,000 m²)
- オフィス Offices ……… 約16,000 m² (Approx. 16,000 m²)
- ホテル Hotel ……… 約11,000 m² (Approx. 11,000 m²)
- 駅・交通広場 Station and City Facilities ……… 約7,000 m² (Approx. 7,000 m²)
- 地下駐車場 Underground Parking ……… 約22,000 m² (Approx. 22,000 m²)

高さ Highest Point ……… 75m(75 m)
階数 Floors
- ホテル Hotel ……… 19階(19 Floors)
- オフィス Offices ……… 17階(17 Floors)
- 地下 Underground ……… 4階(4 Floors)

開業 Launch of Operation ……… 平成20(2008)年 (2008)
総事業費 Total Investment ……… 約400億円(Approx. ¥40 billion)

### □ JRセントラルタワーズ主要事業会社平成18(2006)年3月期業績 Performance of Three Main Subsidiaries Associated with JR Central Towers (FY 2006.3)

(10億円 ¥ billion)

| 事業会社 Company Name | 事業 Business | 開業 Launch of Operation | 資本金 Issued Capital | 出資比率 Ownership | 営業収益 Operating Revenues | 営業利益 Operating Income | 経常利益 Ordinary Income | 当期純利益 Net Income |
|---|---|---|---|---|---|---|---|---|
| ジェイアールセントラルビル(株) JR Central Building Co., Ltd. | ビル建設、所有、賃貸(オフィス平均入居率:平成17(2005)年度 99.5%) Construction, ownership and leasing of the complex (Average tenancy rate: 99.5% in FY 2006.3) | 平成11(1999)年12月 December 1999 | 45 | JR東海100% JR Central 100% | 20.8 | 4.5 | 2.2 | 1.1 |
| (株)ジェイアール東海髙島屋 ※1 JR Tokai Takashimaya Co., Ltd. | 百貨店業 Department store operations | 平成12(2000)年3月 March 2000 | 10 | JR東海59.2%、髙島屋33.4%、地元企業等7.4% JR Central 59.2%、Takashimaya 33.4%、Local companies 7.4% | 90.6 | 4.4 | 4.3 | 2.3 |
| (株)ジェイアール東海ホテルズ ※2 JR Tokai Hotels Co., Ltd. | ホテル業(客室稼働率:平成17(2005)年度92.4%) Hotel operations (Average occupancy rate:92.4% in FY 2006.3) | 平成12(2000)年5月 May 2000 | 9 ※3 | JR東海100% JR Central 100% | 22.5 | 0.5 | 0.6 | 0.1 |

注 1. (株)ジェイアール東海髙島屋については、平成18(2006)年2月期業績
2. (株)ジェイアール東海ホテルズの業績にはホテルアソシア豊橋、ホテルアソシア高山リゾートを含む
3. 名古屋マリオットアソシアホテル関連のみを記載

Notes: 1. JR Tokai Takashimaya's fiscal year under review ended February 28, 2006
2. Performance figures for JR Tokai Hotels Co., Ltd. include figures for Hotel Associa Toyohashi and Hotel Associa Takayama Resort
3. [illegible]

# 長期債務(単体) LONG-TERM DEBT AND LONG-TERM PAYABLES (NON-CONSOLIDATED)

## 長期債務総額の推移 Total Long-Term Debt and Long-Term Payables


(10億円 ¥ billion)
(%)
5,269.3 5,223.0 5,232.7 5,195.6
5,456.2 (5,460.5) 5,422.3 (5,435.2) 5,392.0 (5,407.7) 5,346.3 (5,392.4) 5,278.5 (5,330.7) 5,164.3 (5,219.2) 5,045.2 (5,112.1) 4,922.2 (5,027.3) 4,801.0 (4,942.2) 4,560.8 (4,710.2) 4,289.3 (4,423.5) 4,125.5 (4,246.4) 3,943.4 (4,050.3) 3,665.8 (3,763.6) 3,455.7 (3,545.5) 3,455.7 (3,538.5)
7.07 6.64 6.21 6.10 6.52 6.41 6.18 5.82 5.85 5.46 5.22 5.16 5.12 5.02 4.93 4.78 4.63 4.54 4.35
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3 (forecast)
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System
長期借入金 Long-Term Debt
社債 Corporate Bonds
承継債務 Inherited Liabilities
実質金利(年間) Annual Weighted Average Interest Rate

注 ( ) 内は連結の数字
Note: ( ): Figures on consolidated basis

## 新幹線債務の残高 Long-Term Payable for Tokaido Shinkansen

(100万円 ¥ million)

| | 支払期間 Payment Schedule | 支払方法 Payment Method | 利率 Interest Rate | 平成3(1991)年10月1日 October 1, 1991 | 平成17(2005)年度末残高 Outstanding at the End of March 2006 |
|---|---|---|---|---|---|
| 1号 No.1 | 平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017 | 元利均等半年賦支払 Interest and principal paid in equal installments, semiannually | 変動 (17(2005)年度) Floating (FY 2006.3) *4.37% | 3,447,268 | 1,574,032 |
| 2号 No.2 | 平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017 | | 固定 Fixed 6.35% | 1,047,197 | 290,726 |
| 3号 No.3 | 平成3(1991)年10月1日～平成63(2051)年9月30日 October 1,1991 to September 30,2051 | | 固定 Fixed 6.55% | 601,195 | 581,335 |
| 合計 Total | | | | 5,095,661 | 2,446,093 |

*1号債務の変動利率の推移(%) Floating Rate of No.1 Long-Term Payable(%)

| 平成3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6.66 | 6.48 | 6.22 | 5.79 | 5.81 | 5.31 | 5.08 | 5.02 | 4.99 | 4.89 | 4.80 | 4.68 | 4.57 | 4.50 | 4.37 |

(10億円 ¥ billion)

| | 昭和62年度 (1987) 1988.3 | 63年度 (1988) 1989.3 | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 | 18年度(予想) (2006) 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 承継債務 Inherited Liabilities | 278.8 | 222.8 | 146.4 | 112.4 | 79.9 | 32.1 | 6.6 | 3.4 | 1.2 | – | – | – | – | – | – | – | – | – | – | – |
| 社債 Corporate Bonds | 18.8 | 38.4 | 57.2 | 77.0 | 95.3 | 115.3 | 135.3 | 96.9 | 38.3 | 50.0 | 100.0 | 130.0 | 180.0 | 160.0 | 180.0 | 240.0 | 285.0 | 335.0 | 415.0 | – |
| 長期借入金 Long-Term Debt | 16.0 | 64.1 | 147.4 | 184.9 | 239.6 | 307.5 | 367.0 | 457.4 | 573.2 | 706.7 | 786.6 | 774.7 | 757.9 | 681.8 | 625.9 | 628.9 | 635.4 | 584.7 | 584.5 | – |
| 鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc. | – | – | – | – | 5,041.2 | 4,967.2 | 4,882.9 | 4,788.3 | 4,665.7 | 4,407.5 | 4,158.5 | 4,017.5 | 3,863.0 | 3,718.9 | 3,483.4 | 3,256.6 | 3,023.0 | 2,746.1 | 2,456.2 | – |
| 小計 Subtotal | 313.6 | 325.3 | 351.0 | 374.3 | 5,456.2 | 5,422.3 | 5,392.0 | 5,346.3 | 5,278.5 | 5,164.3 | 5,045.2 | 4,922.2 | 4,801.0 | 4,560.8 | 4,289.3 | 4,125.5 | 3,943.4 | 3,665.8 | 3,455.7 | 3,455.7 |
| 新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System | 4,955.7 | 4,897.7 | 4,881.7 | 4,821.3 | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – |
| **長期債務合計 Total Long-Term Debt and Long-Term Payables** | **5,269.3** | **5,223.0** | **5,232.7** | **5,195.6** | **5,456.2** | **5,422.3** | **5,392.0** | **5,346.3** | **5,278.5** | **5,164.3** | **5,045.2** | **4,922.2** | **4,801.0** | **4,560.8** | **4,289.3** | **4,125.5** | **3,943.4** | **3,665.8** | **3,455.7** | **3,455.7** |
| 資金調達額 Amount of Fund-Raising | 34.8 | 67.7 | 102.1 | 58.1 | 75.8 | 92.7 | 85.5 | 98.7 | 126.3 | 178.0 | 147.5 | 40.0 | 105.0 | 0.0 | 73.0 | 99.5 | 82.0 | 123.6 | 170.0 | 252.3 |
| 債務償還額 Total Repayment for Liabilities | 40.3 | 56.0 | 76.4 | 34.8 | 97.1 | 130.5 | 116.8 | 144.3 | 194.0 | 292.2 | 266.5 | 163.0 | 226.1 | 240.2 | 344.4 | 263.2 | 264.0 | 401.2 | 380.0 | △252.3 |
| 債務増減額 Change in Total Long-Term Debt and Long-Term Payables | △5.5 | 11.6 | 25.7 | 23.3 | △21.3 | △37.8 | △31.3 | △45.6 | △67.7 | △114.2 | △119.0 | △123.0 | △121.1 | △240.2 | △271.4 | △163.7 | △182.0 | △277.6 | △210.0 | 0.0 |
| 支払利息 Interest Expenses | 21.9 | 20.5 | 19.0 | 20.5 | 190.6 | 349.3 | 334.6 | 311.6 | 310.7 | 286.5 | 267.5 | 259.3 | 250.5 | 238.7 | 220.7 | 204.0 | 190.7 | 176.6 | 158.6 | 150.3 |

注 1. 昭和62(1987)～平成2(1990)年度の「債務増減額」の数値は「小計」の増減を示す
2. 平成3(1991)～5(1993)年度の「長期債務合計」の増減と「債務増減額」の不一致は、「鉄道施設購入長期未払金」の増加(3(1991)年度：51,032億円、4(1992)年度：39億円、5(1993)年度：9億円)による

Notes: 1. For FY 1988.3 through FY 1991.3, the "Change in Total Long-Term Debt and Long-Term Payables" is based on the amount in the "Subtotal" category
2. For FY 1992.3 through FY 1994.3, the "Change in Total Long-Term Debt and Long-Term Payables" is not equivalent to the difference from the previous term's "Total Long-Term Debt and Long-Term Payables" owing to increases in "Long-Term Payables for Tokaido Shinkansen, etc." (¥5,103.2 billion in FY 1992.3, ¥3.9 billion in FY 1993.3, and ¥0.9 billion in FY 1994.3)

# 減価償却費、設備投資額の推移 DEPRECIATION AND CAPITAL INVESTMENT


(10億円 ¥ billion)
300
250
200
150
100
50
0
単 体 Non-Consolidated
54.2
64.1
71.7
82.1
132.8
186.7
189.8
182.9
182.5
182.8
200.3
199.8
211.6
207.4
208.4
208.0
212.2
237.8
221.2
202.0
230.0
120.3
159.5
174.3
197.8
211.1
166.9
164.8
171.3
172.6
159.2
156.8
151.5
157.6
161.5
169.8
155.5
128.5
128.3
139.0
39.1
82.6
96.1
71.8
80.6
72.7
70.9
74.2
87.1
100.1
97.6
99.8
87.3
111.3
99.1
94.1
86.3
89.3
68.9
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3(forecast)


300
250
200
150
100
50
0
連 結 Consolidated
187.3
187.4
205.1
204.3
218.1
220.7
222.0
221.0
225.4
250.8
234.8
216.5
223.3
175.7
169.6
177.9
173.2
147.3
149.3
261.0
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3(forecast)

設備投資額 Capital Investment　安全関連投資額 Safety-related Investment　減価償却費 Depreciation and Amortization

# 事業運営の効率化(単体) IMPROVING OPERATING EFFICIENCY (NON-CONSOLIDATED)

## 社員数の推移 Number of Employees


(人 People)
22,000
20,000
18,000
16,000
14,000
12,000
10,000
20,632 (21,352)
19,740 (21,235)
19,434 (20,720)
19,382 (20,804)
20,261 (21,669)
20,277 (22,069)
20,196 (22,370)
19,820 (22,581)
19,255 (22,558)
18,704 (22,543)
18,229 (22,447)
17,771 (22,260)
17,244 (22,081)
16,852 (21,727)
16,228 (21,277)
15,949 (20,714)
15,644 (20,187)
15,438 (19,618)
15,422 (19,348)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3

注 1.年度末時点の社員数
2.昭和62(1987)年度初時点の社員数は21,410人
3.( )内は出向者等を含む

Notes: 1. Number of employees as of each fiscal year-end
2. Number of employees at the beginning of FY 1988.3 was 21,410
3. ( ): Including the number of employees seconded or otherwise assigned to other companies including unconsolidated companies

## 社員の年齢構成 Employee Age Distribution


(人 People)
5,000
4,000
3,000
2,000
1,000
0
370
2,130
1,970
1,860
890
1,510
3,590
2,430
4,520
80
~19
20~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~
(歳 Age)

注 1.1の位を四捨五入
2.平成18(2006)年3月31日現在

Notes: 1.Figures rounded to the nearest 10
2.Figures at the end of FY 2006.3

## 採用数 New Employees


(人 People)
1,200
1,000
800
600
400
200
0
110
171
281
1,072
620
492
444
392
406
422
440
629
490
529
545
591
640
785
854
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3

注 1.平成18(2006)年度は年度初の数字
2.平成3(1991)年度にそれまで停止していた新規採用(高校卒)を再開

Notes: 1.Figure for FY 2007.3 is at the beginning of the fiscal year
2.Recruitment of high-school graduates began in FY 1992.3 for the first time since the establishment of the Company

## 生産性の推移 Productivity of Railway Operations


(千人キロ/人 1,000 passenger-kilometers/employee)
(人 People)
生産性(社員1人当たりの旅客輸送人キロ)
Productivity(passenger-kilometers per employee)
社員数(鉄道部門)
Employees(railway operations)
(100) 2,139
2,405
2,521
2,838
2,755
2,714
2,718
2,659
2,763
2,925
2,993
2,955
2,997
3,123
3,317
3,306
3,420
3,565
3,774 (176)
(100) 19,235
18,750
18,366
17,990
18,912
18,865
18,760
18,395
17,920
17,332
16,893
16,428
15,981
15,585
14,932
14,661
14,408
14,160
(73) 14,013
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3

注 1.社員数は年度末での人数
2.労働時間短縮を平成3(1991)年度および平成7(1995)年度に実施
3.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Number of employees as of each fiscal year-end
2. Standard working hours were shortened in FY 1992.3 and FY 1996.3
3. ( ) index, FY 1988.3=100

# 連結決算の推移 CONSOLIDATED FINANCIAL DATA

JR-CENTRAL

(10億円 ¥ billion)

## □収支状況／財務状況 Operating Results / Financial Position

| | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 | 18年度(予想) (2006) 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 Operating Revenues | 1,052.3 | 1,154.8 | 1,188.3 | 1,208.7 | 1,215.3 | 1,215.0 | 1,240.6 | 1,279.7 | 1,278.3 | 1,234.2 | 1,221.6 | 1,333.2 | 1,366.9 | 1,363.0 | 1,384.0 | 1,409.4 | 1,467.6 | 1,443.0 |
| 運輸業 Transportation | – | – | – | – | – | 1,089.9 | 1,118.6 | 1,152.4 | 1,153.3 | 1,113.3 | 1,087.9 | 1,103.5 | 1,127.5 | 1,108.0 | 1,125.5 | 1,148.2 | 1,199.8 | 1,176.1 |
| 流通業 Merchandise and Other | – | – | – | – | – | 77.9 | 77.9 | 78.4 | 75.7 | 74.1 | 98.3 | 163.3 | 173.9 | 175.8 | 176.2 | 178.5 | 190.7 | 188.1 |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 24.3 | 49.9 | 51.6 | 53.2 | 55.4 | 55.7 | 58.2 | 60.5 |
| その他の事業 Other Services | – | – | – | – | – | 108.3 | 115.4 | 105.9 | 103.4 | 102.2 | 83.5 | 110.7 | 118.3 | 128.4 | 139.6 | 138.2 | 145.0 | 138.9 |
| 消去又は全社 Eliminations or Corporate | – | – | – | – | – | △ 61.1 | △ 71.3 | △ 57.0 | △ 54.1 | △ 55.4 | △ 72.5 | △ 94.3 | △ 104.5 | △ 102.6 | △ 112.9 | △ 111.3 | △ 126.1 | △ 120.6 |
| 営業費用 Operating Expenses | 937.9 | 1,020.9 | 899.8 | 801.9 | 821.2 | 867.3 | 856.9 | 895.5 | 907.3 | 897.2 | 895.9 | 997.3 | 996.4 | 1,021.6 | 1,039.6 | 1,061.6 | 1,063.8 | 1,075.0 |
| 運輸業 Transportation | – | – | – | – | – | 746.1 | 739.2 | 771.1 | 783.9 | 776.8 | 764.2 | 782.5 | 773.0 | 785.6 | 801.5 | 821.1 | 819.8 | – |
| 流通業 Merchandise and Other | – | – | – | – | – | 76.9 | 77.0 | 77.9 | 75.3 | 74.6 | 100.7 | 160.8 | 169.8 | 170.6 | 170.9 | 172.9 | 183.1 | – |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 21.1 | 39.8 | 42.3 | 42.7 | 43.2 | 42.8 | 45.7 | – |
| その他の事業 Other Services | – | – | – | – | – | 102.8 | 111.0 | 102.5 | 101.1 | 100.1 | 81.7 | 107.4 | 114.6 | 124.7 | 136.6 | 136.0 | 141.1 | – |
| 消去又は全社 Eliminations or Corporate | – | – | – | – | – | △ 58.7 | △ 70.3 | △ 56.0 | △ 53.1 | △ 54.4 | △ 71.9 | △ 93.3 | △ 103.4 | △ 102.1 | △ 112.8 | △ 111.3 | △ 126.0 | – |
| 営業利益 Operating Income | 114.3 | 133.8 | 288.4 | 406.7 | 394.0 | 347.7 | 383.7 | 384.2 | 371.0 | 337.0 | 325.6 | 335.9 | 370.4 | 341.4 | 344.4 | 347.8 | 403.7 | 368.0 |
| 運輸業 Transportation | – | – | – | – | – | 343.7 | 379.3 | 381.3 | 369.3 | 336.4 | 323.6 | 321.0 | 354.5 | 322.3 | 324.0 | 327.1 | 379.9 | 347.7 |
| 流通業 Merchandise and Other | – | – | – | – | – | 0.9 | 0.9 | 0.5 | 0.3 | △ 0.5 | △ 2.4 | 2.5 | 4.0 | 5.1 | 5.3 | 5.5 | 7.5 | 6.1 |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 3.2 | 10.0 | 9.2 | 10.5 | 12.1 | 12.8 | 12.4 | 12.0 |
| その他の事業 Other Services | – | – | – | – | – | 5.5 | 4.3 | 3.4 | 2.3 | 2.1 | 1.7 | 3.2 | 3.6 | 3.7 | 3.0 | 2.2 | 3.9 | 2.3 |
| 消去又は全社 Eliminations or Corporate | – | – | – | – | – | △ 2.4 | △ 0.9 | △ 1.0 | △ 0.9 | △ 1.0 | △ 0.6 | △ 0.9 | △ 1.0 | △ 0.4 | △ 0.1 | 0.0 | △ 0.1 | △ 0.1 |
| 経常利益 Ordinary Income | 109.4 | 130.3 | 118.2 | 69.5 | 66.5 | 42.1 | 66.4 | 68.8 | 63.0 | 72.8 | 67.0 | 72.3 | 93.9 | 103.7 | 131.0 | 142.3 | 213.4 | 199.0 |
| 当期純利益 Net Income | 66.9 | 53.3 | 56.4 | 33.8 | 26.2 | 16.8 | 25.1 | 36.4 | 32.6 | 10.8 | 37.6 | 52.9 | 42.0 | 49.0 | 72.2 | 96.0 | 122.4 | 116.0 |
| 資産合計 Total Assets | 947.0 | 1,089.2 | 6,230.2 | 6,245.9 | 6,257.7 | 6,263.8 | 6,265.7 | 6,173.1 | 6,088.1 | 5,993.5 | 6,061.6 | 5,919.2 | 5,698.9 | 5,578.5 | 5,473.5 | 5,309.4 | 5,309.8 | – |
| 負債合計 Total Liabilities | 665.6 | 754.5 | 5,856.0 | 5,849.0 | 5,845.9 | 5,850.0 | 5,838.1 | 5,720.3 | 5,614.1 | 5,514.8 | 5,470.9 | 5,284.8 | 5,028.7 | 4,873.6 | 4,695.5 | 4,445.1 | 4,321.0 | – |
| 長期債務 Long-Term Debt and Long-Term Payables | 352.8 | 377.9 | 5,460.5 | 5,435.2 | 5,407.7 | 5,392.4 | 5,330.7 | 5,219.2 | 5,112.1 | 5,027.3 | 4,942.2 | 4,710.2 | 4,423.5 | 4,246.4 | 4,050.3 | 3,763.6 | 3,545.5 | 3,538.5 |
| 資本合計 Total Shareholders' Equity | 281.3 | 334.6 | 374.2 | 396.9 | 411.8 | 413.8 | 427.5 | 452.7 | 473.9 | 473.3 | 584.3 | 626.6 | 661.1 | 694.1 | 765.9 | 850.4 | 973.6 | – |

注 1.平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更
2.平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む
3.平成10(1998)年度から会計制度の変更により、少数株主持分を負債に含めず表記

Notes: 1. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3
2. Real Estate segment had been mainly included in Others segment until FY 1999.3
3. Due to a change in Japanese accounting standards, minority interests are excluded from liabilities from FY 1999.3

## □対象会社数 Consolidation

| | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 | 2006.3 | 2007.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 連結 Number of Consolidated Subsidiaries | 3 | 3 | 3 | 5 | 5 | 17 | 17 | 16 | 16 | 16 | 19 | 30 | 30 | 30 | 29 | 30 | 30 | – |
| 持分法適用 Number of Affiliated Companies Accounted for by the Equity Method | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 2 | 2 | 2 | 2 | 2 | 2 | – |

## □減価償却費、資本的支出 Depreciation, Capital Expenditures

(10億円 ¥ billion)

| | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 | 2006.3 | 2007.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 減価償却費 Depreciation and Amortization | – | – | – | – | – | – | 187.3 | 187.4 | 205.1 | 204.3 | 218.1 | 220.7 | 222.0 | 221.0 | 225.4 | 250.8 | 234.8 | 216.5 |
| 運輸業 Transportation | – | – | – | – | – | – | 182.8 | 183.2 | 200.7 | 200.1 | 211.7 | 207.1 | 207.8 | 206.7 | 210.8 | 236.2 | 219.7 | – |
| 流通業 Merchandise and Other | – | – | – | – | – | – | 1.4 | 1.3 | 1.5 | 1.4 | 1.7 | 2.6 | 2.6 | 2.4 | 2.4 | 2.4 | 2.5 | – |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 3.5 | 9.4 | 9.8 | 10.2 | 10.3 | 10.2 | 10.6 | – |
| その他の事業 Other Services | – | – | – | – | – | – | 3.0 | 2.8 | 2.8 | 2.7 | 1.1 | 1.5 | 1.6 | 1.5 | 1.7 | 1.8 | 1.8 | – |
| 消去又は全社 Eliminations or Corporate | – | – | – | – | – | – | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | – |
| 資本的支出 Capital Expenditures | – | – | – | – | – | – | 172.9 | 188.6 | 182.9 | 180.1 | 221.5 | 174.0 | 173.9 | 178.5 | 167.3 | 142.7 | 132.4 | – |
| 運輸業 Transportation | – | – | – | – | – | – | 149.1 | 161.9 | 154.5 | 148.7 | 150.8 | 158.6 | 161.0 | 169.0 | 150.9 | 124.6 | 112.3 | – |
| 流通業 Merchandise and Other | – | – | – | – | – | – | 1.0 | 1.6 | 1.9 | 1.2 | 6.3 | 7.6 | 3.7 | 3.3 | 2.6 | 3.9 | 2.8 | – |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 56.9 | 6.4 | 7.8 | 4.1 | 11.3 | 11.0 | 14.7 | – |
| その他の事業 Other Services | – | – | – | – | – | – | 22.7 | 25.1 | 26.4 | 30.1 | 7.4 | 1.1 | 1.3 | 1.8 | 2.4 | 3.0 | 2.5 | – |
| 消去又は全社 Eliminations or Corporate | – | – | – | – | – | – | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | – |

注 平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む

Note: Real Estate segment had been mainly included in Others segment until FY 1999.3

## □連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)

(10億円 ¥ billion)

| | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 | 2006.3 | 2007.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業活動によるキャッシュ・フロー Net Cash Provided by Operating Activities | – | – | – | – | – | – | – | – | – | – | 300.3 | 353.2 | 360.1 | 382.9 | 369.9 | 422.7 | 477.9 | – |
| 投資活動によるキャッシュ・フロー Net Cash Used in Investing Activities | – | – | – | – | – | – | – | – | – | – | △ 196.2 | △ 126.9 | △ 73.3 | △ 168.9 | △ 150.8 | △ 97.6 | △ 119.6 | – |
| 財務活動によるキャッシュ・フロー Net Cash Used in Financing Activities | – | – | – | – | – | – | – | – | – | – | △ 101.9 | △ 266.2 | △ 344.6 | △ 207.8 | △ 217.3 | △ 326.6 | △ 264.0 | – |
| 現金及び現金同等物の増減 Net Increase (Decrease) in Cash and Cash Equivalents | – | – | – | – | – | – | – | – | – | – | 2.2 | △ 39.9 | △ 57.8 | 6.1 | 1.7 | △ 1.5 | 94.2 | – |

# 単体決算の推移 NON-CONSOLIDATED FINANCIAL DATA

JR-CENTRAL

(10億円 ¥ billion)

| □収支状況 Operating Results | 昭和62年度 (1987) 1988.3 | 63年度 (1988) 1989.3 | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 | 18年度(予想) (2006) 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 Operating Revenues | 874.6 | 968.6 | 1,003.1 | 1,101.3 | 1,130.7 | 1,110.5 | 1,113.8 | 1,083.9 | 1,112.7 | 1,146.2 | 1,147.1 | 1,106.8 | 1,090.3 | 1,104.8 | 1,128.5 | 1,109.3 | 1,127.7 | 1,149.2 | 1,199.6 | 1,176.0 |
| 鉄道事業収入 Railway Business | 868.3 | 965.9 | 999.5 | 1,097.3 | 1,126.4 | 1,105.4 | 1,105.0 | 1,075.7 | 1,105.6 | 1,136.3 | 1,139.1 | 1,097.4 | 1,081.5 | 1,095.9 | 1,120.2 | 1,100.9 | 1,118.6 | 1,140.8 | 1,191.4 | 1,167.8 |
| 旅客運輸収入 Railway Operations | 825.5 | 919.6 | 953.8 | 1,048.1 | 1,074.0 | 1,051.6 | 1,049.1 | 1,020.7 | 1,044.8 | 1,072.9 | 1,078.2 | 1,038.0 | 1,023.8 | 1,041.0 | 1,064.8 | 1,045.4 | 1,063.3 | 1,085.5 | 1,136.1 | 1,109.0 |
| 鉄道線路使用料収入 Railway Usage | 2.1 | 2.3 | 2.4 | 2.4 | 2.5 | 2.8 | 2.9 | 2.6 | 3.4 | 3.5 | 4.0 | 4.0 | 3.4 | 3.5 | 3.4 | 3.2 | 3.2 | 3.4 | 3.4 | – |
| 運輸雑収 Miscellaneous | 40.7 | 43.9 | 43.2 | 46.6 | 49.7 | 50.8 | 53.0 | 52.3 | 57.4 | 59.8 | 56.8 | 55.3 | 54.2 | 51.3 | 51.9 | 52.1 | 52.0 | 51.8 | 51.8 | – |
| 関連事業収入 Affiliated Business | 6.3 | 2.7 | 3.6 | 4.0 | 4.3 | 5.1 | 8.7 | 8.1 | 7.0 | 9.9 | 7.9 | 9.4 | 8.8 | 8.8 | 8.3 | 8.4 | 9.1 | 8.4 | 8.1 | 8.2 |
| 営業費用 Operating Costs and Expenses | 803.1 | 866.2 | 889.4 | 968.1 | 843.1 | 705.8 | 722.7 | 740.8 | 734.0 | 765.6 | 778.4 | 771.3 | 763.6 | 780.1 | 771.6 | 784.6 | 800.4 | 818.2 | 815.8 | 825.0 |
| 人件費 Personnel Expenses | 117.8 | 139.3 | 139.2 | 152.1 | 163.9 | 173.3 | 179.4 | 191.2 | 189.5 | 187.6 | 190.7 | 197.9 | 195.2 | 201.6 | 179.5 | 173.5 | 170.5 | 167.4 | 170.2 | 164.0 |
| 物件費 Non-Personnel Expenses | 199.7 | 226.7 | 238.1 | 289.1 | 313.7 | 308.1 | 314.4 | 332.1 | 325.7 | 358.3 | 336.9 | 334.1 | 318.4 | 334.0 | 347.5 | 368.5 | 384.0 | 378.6 | 390.8 | 426.0 |
| 動力費 Energy | 33.4 | 32.9 | 34.2 | 38.1 | 39.4 | 40.1 | 39.8 | 39.3 | 39.0 | 39.0 | 39.0 | 36.2 | 34.3 | 33.9 | 33.8 | 31.5 | 30.7 | 31.5 | 31.9 | 32.0 |
| 修繕費 Maintenance | 73.7 | 85.6 | 88.2 | 104.8 | 133.6 | 126.5 | 124.7 | 145.2 | 131.0 | 152.2 | 139.3 | 138.4 | 125.1 | 125.5 | 127.4 | 162.5 | 175.8 | 166.0 | 161.5 | 190.0 |
| 業務費 Others | 92.5 | 108.1 | 115.5 | 146.2 | 140.7 | 141.4 | 149.8 | 147.5 | 155.6 | 167.0 | 158.5 | 159.3 | 158.9 | 174.4 | 186.2 | 174.3 | 177.4 | 181.0 | 197.3 | 204.0 |
| 新幹線使用料 Shinkansen Leasing Fee | 416.8 | 416.8 | 420.0 | 420.0 | 207.8 | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – |
| 租税公課 Taxes Other Than Income Taxes | 14.4 | 19.0 | 20.3 | 24.6 | 24.6 | 37.5 | 38.9 | 34.5 | 36.1 | 36.8 | 50.3 | 39.4 | 38.2 | 37.0 | 36.0 | 34.5 | 33.6 | 34.3 | 33.4 | 33.0 |
| 減価償却費 Depreciation and Amortization | 54.2 | 64.1 | 71.7 | 82.1 | 132.8 | 186.7 | 189.8 | 182.9 | 182.5 | 182.8 | 200.3 | 199.8 | 211.6 | 207.4 | 208.4 | 208.0 | 212.2 | 237.8 | 221.2 | 202.0 |
| 営業利益 Operating Income | 71.5 | 102.4 | 113.7 | 133.2 | 287.6 | 404.7 | 391.0 | 343.0 | 378.6 | 380.6 | 368.6 | 335.4 | 326.7 | 324.7 | 356.9 | 324.7 | 327.3 | 330.9 | 383.7 | 351.0 |
| 営業外損益 Non-Operating Income (Loss) | △ 10.7 | △ 7.5 | △ 5.3 | △ 3.9 | △ 170.5 | △ 337.0 | △ 326.6 | △ 304.3 | △ 316.1 | △ 314.2 | △ 307.2 | △ 263.2 | △ 256.5 | △ 259.5 | △ 272.3 | △ 234.0 | △ 209.8 | △ 202.9 | △ 188.3 | △ 167.0 |
| 営業外収益 Non-Operating Revenues | 12.4 | 16.9 | 17.8 | 17.1 | 21.1 | 16.3 | 10.9 | 10.3 | 8.2 | 7.9 | 7.9 | 6.7 | 6.8 | 6.4 | 5.4 | 5.4 | 5.7 | 6.4 | 6.1 | 7.0 |
| 受取利息・配当金 Interest and Dividend Income | 11.4 | 15.6 | 16.3 | 15.2 | 18.4 | 11.8 | 7.0 | 5.0 | 2.9 | 2.0 | 1.6 | 1.7 | 0.9 | 1.2 | 0.6 | 0.6 | 0.6 | 0.8 | 0.7 | 0.8 |
| その他 Others | 0.9 | 1.3 | 1.5 | 1.9 | 2.7 | 4.4 | 3.9 | 5.2 | 5.3 | 5.9 | 6.3 | 4.9 | 5.8 | 5.1 | 4.8 | 4.7 | 5.1 | 5.6 | 5.4 | 6.2 |
| 営業外費用 Non-Operating Expenses | 23.2 | 24.4 | 23.2 | 21.1 | 191.7 | 353.3 | 337.6 | 314.6 | 324.4 | 322.2 | 315.1 | 270.0 | 263.3 | 266.0 | 277.7 | 239.4 | 215.5 | 209.4 | 194.5 | 174.0 |
| 支払利息 Interest Expenses | 21.9 | 20.5 | 19.0 | 20.5 | 190.6 | 349.3 | 334.6 | 311.6 | 310.7 | 286.5 | 267.5 | 259.3 | 250.5 | 238.7 | 220.7 | 204.0 | 190.7 | 176.6 | 158.6 | 150.2 |
| その他 Others | 1.2 | 3.9 | 4.2 | 0.5 | 1.1 | 4.0 | 3.0 | 3.0 | 13.6 | 35.7 | 47.6 | 10.6 | 12.7 | 27.2 | 57.0 | 35.4 | 24.8 | 32.8 | 35.8 | 23.8 |
| 経常利益 Ordinary Income | 60.7 | 94.9 | 108.3 | 129.2 | 117.0 | 67.6 | 64.3 | 38.7 | 62.5 | 66.3 | 61.4 | 72.1 | 70.2 | 65.1 | 84.5 | 90.7 | 117.5 | 127.9 | 195.3 | 184.0 |
| 特別損益 Extraordinary Income (Loss) | 0.0 | 0.0 | 16.6 | △ 12.0 | 0.2 | 0.1 | 0.2 | 0.0 | △ 4.2 | 0.9 | 1.9 | △ 23.7 | 0.1 | 22.9 | △ 4.9 | 5.8 | △ 3.4 | 19.6 | △ 3.1 | – |
| 特別利益 Extraordinary Income | 11.1 | 5.4 | 26.5 | 2.4 | 3.1 | 1.2 | 11.5 | 15.5 | 11.2 | 37.5 | 17.1 | 21.7 | 10.1 | 56.6 | 67.3 | 21.3 | 11.9 | 34.0 | 3.9 | – |
| 特別損失 Extraordinary Loss | 11.0 | 5.4 | 9.9 | 14.4 | 2.8 | 1.0 | 11.3 | 15.4 | 15.5 | 36.6 | 15.1 | 45.4 | 9.9 | 33.7 | 72.2 | 15.4 | 15.4 | 14.3 | 7.0 | – |
| 税引前当期利益 Income before Income Taxes | 60.8 | 94.9 | 124.9 | 117.2 | 117.3 | 67.8 | 64.6 | 38.8 | 58.2 | 67.2 | 63.4 | 48.4 | 70.4 | 88.0 | 79.6 | 96.6 | 114.0 | 147.6 | 192.2 | 184.0 |
| 法人税等 Income Taxes | 44.2 | 59.7 | 58.2 | 63.9 | 60.9 | 34.4 | 38.4 | 21.7 | 33.0 | 33.3 | 29.9 | 35.7 | 44.7 | 48.0 | 58.6 | 63.6 | 60.0 | 66.5 | 91.8 | 86.0 |
| 法人税等調整額 Deferred Taxes | – | – | – | – | – | – | – | – | – | – | – | – | △ 15.2 | △ 11.1 | △ 20.7 | △ 10.2 | △ 12.9 | △ 9.5 | △ 15.7 | △ 13.0 |
| 当期純利益 Net Income | 16.5 | 35.2 | 66.7 | 53.2 | 56.3 | 33.3 | 26.2 | 17.0 | 25.2 | 33.9 | 33.4 | 12.7 | 40.9 | 51.1 | 41.6 | 43.1 | 66.9 | 90.6 | 116.0 | 111.0 |

注　平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更

Note: Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3

## □財務状況 Financial Position

(10億円 ¥ billion)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 | 2006.3 | 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 資産合計 Total Assets | 703.7 | 811.5 | 929.6 | 1,067.9 | 6,208.4 | 6,205.3 | 6,215.1 | 6,173.6 | 6,162.6 | 6,061.4 | 5,959.8 | 5,832.9 | 5,824.7 | 5,666.5 | 5,479.0 | 5,376.0 | 5,302.2 | 5,146.4 | 5,156.0 | – |
| 負債合計 Total Liabilities | 521.7 | 594.2 | 645.6 | 730.6 | 5,831.6 | 5,806.5 | 5,801.4 | 5,754.2 | 5,729.4 | 5,605.7 | 5,482.1 | 5,353.9 | 5,235.4 | 5,037.3 | 4,816.6 | 4,685.1 | 4,544.8 | 4,309.9 | 4,202.8 | – |
| 長期債務 Long-Term Debt and Long-Term Payables | 5,269.3 | 5,223.0 | 5,232.7 | 5,195.6 | 5,456.2 | 5,422.3 | 5,392.0 | 5,346.3 | 5,278.5 | 5,164.3 | 5,045.2 | 4,922.2 | 4,801.0 | 4,560.8 | 4,289.3 | 4,125.5 | 3,943.4 | 3,665.8 | 3,455.7 | 3,455.7 |
| 資本合計 Total Shareholders' Equity | 182.0 | 217.2 | 284.0 | 337.2 | 376.7 | 398.8 | 413.6 | 419.3 | 433.1 | 455.6 | 477.7 | 479.0 | 589.3 | 629.1 | 662.3 | 690.8 | 757.3 | 836.5 | 953.2 | – |

## □設備投資額 Capital Investment

(10億円 ¥ billion)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 | 2006.3 | 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 設備投資額 Capital Investment | 50.1 | 120.3 | 159.5 | 174.3 | 197.8 | 211.1 | 166.9 | 164.8 | 171.3 | 172.6 | 159.2 | 156.8 | 151.5 | 157.6 | 161.5 | 169.8 | 155.5 | 128.5 | 128.3 | 230.0 |

# 当社の経営指標の推移 FINANCIAL STATEMENT RATIOS

JR-CENTRAL

## ☐ 連結 Consolidated

| | | 昭和62年度 (1987) 1988.3 | 63年度 (1988) 1989.3 | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 株主資本利益率(ROE) Return on Equity | % | – | – | – | 17.3 | 15.9 | 8.8 | 6.5 | 4.1 | 6.0 | 8.3 | 7.0 | 2.3 | 7.1 | 8.7 | 6.5 | 7.2 | 9.9 | 11.9 | 13.4 |
| *総資本営業利益率 Operating Income/Total Assets | % | – | – | – | 13.1 | 7.9 | 6.5 | 6.3 | 5.6 | 6.1 | 6.2 | 6.1 | 5.6 | 5.4 | 5.6 | 6.4 | 6.1 | 6.2 | 6.5 | 7.6 |
| *総資本経常利益率 Ordinary Income/Total Assets | % | – | – | – | 12.8 | 3.2 | 1.1 | 1.1 | 0.7 | 1.1 | 1.1 | 1.0 | 1.2 | 1.1 | 1.2 | 1.6 | 1.8 | 2.4 | 2.6 | 4.0 |
| 総資本当期利益率 Net Income/Total Assets | % | – | – | – | 5.2 | 1.5 | 0.5 | 0.4 | 0.3 | 0.4 | 0.6 | 0.5 | 0.2 | 0.6 | 0.9 | 0.7 | 0.9 | 1.3 | 1.8 | 2.3 |
| *売上高営業利益率 Operating Income/Operating Revenues | % | – | – | 10.9 | 11.6 | 24.3 | 33.7 | 32.4 | 28.6 | 30.9 | 30.0 | 29.0 | 27.3 | 26.7 | 25.2 | 27.1 | 25.0 | 24.9 | 24.7 | 27.5 |
| *売上高経常利益率 Ordinary Income/Operating Revenues | % | – | – | 10.4 | 11.3 | 9.9 | 5.8 | 5.5 | 3.5 | 5.4 | 5.4 | 4.9 | 5.9 | 5.5 | 5.4 | 6.9 | 7.6 | 9.5 | 10.1 | 14.5 |
| EBITDA Earnings Before Interest,Taxes,Depreciation and Amortization | 10億円 ¥Billion | – | – | – | – | – | – | – | – | 571.0 | 571.6 | 576.1 | 541.3 | 543.8 | 556.7 | 592.4 | 562.4 | 569.8 | 598.6 | 638.6 |
| 売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues | 倍 Times | – | – | 0.3 | 0.3 | 4.6 | 4.5 | 4.4 | 4.4 | 4.3 | 4.1 | 4.0 | 4.1 | 4.0 | 3.5 | 3.2 | 3.1 | 2.9 | 2.7 | 2.4 |
| 総資本回転率 Asset Turnover | 回 Times | – | – | – | 1.1 | 0.3 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.3 | 0.3 | 0.3 |
| 株主資本比率 Equity Ratio | % | – | – | 29.7 | 30.7 | 6.0 | 6.4 | 6.6 | 6.6 | 6.8 | 7.3 | 7.8 | 7.9 | 9.6 | 10.6 | 11.6 | 12.4 | 14.0 | 16.0 | 18.3 |
| *インタレストカバレッジレシオ Interest Coverage Ratio | 倍 Times | – | – | 6.9 | 7.2 | 1.6 | 1.2 | 1.2 | 1.1 | 1.2 | 1.3 | 1.4 | 1.3 | 1.3 | 1.4 | 1.7 | 1.6 | 1.8 | 1.9 | 2.5 |
| 固定比率 Fixed Ratio | % | – | – | 246.2 | 236.8 | 1,586.9 | 1,506.9 | 1,442.3 | 1,433.6 | 1,383.0 | 1,301.6 | 1,237.2 | 1,219.4 | 994.6 | 908.9 | 835.6 | 778.9 | 691.9 | 604.0 | 516.9 |
| 流動比率 Current Ratio | % | – | – | 104.7 | 105.7 | 83.7 | 75.1 | 84.8 | 87.3 | 87.4 | 65.1 | 52.2 | 46.6 | 56.4 | 46.4 | 33.8 | 32.4 | 28.8 | 28.2 | 41.5 |

## ☐ 単体 Non-Consolidated

| | | 昭和62年度 (1987) 1988.3 | 63年度 (1988) 1989.3 | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 株主資本利益率(ROE) Return on Equity | % | 9.5 | 17.6 | 26.6 | 17.1 | 15.8 | 8.6 | 6.4 | 4.1 | 5.9 | 7.6 | 7.2 | 2.7 | 7.7 | 8.4 | 6.5 | 6.4 | 9.2 | 11.4 | 13.0 |
| *総資本営業利益率 Operating Income/Total Assets | % | 11.4 | 13.5 | 13.1 | 13.3 | 7.9 | 6.5 | 6.3 | 5.5 | 6.1 | 6.2 | 6.1 | 5.7 | 5.6 | 5.7 | 6.4 | 6.0 | 6.1 | 6.3 | 7.4 |
| *総資本経常利益率 Ordinary Income/Total Assets | % | 9.7 | 12.5 | 12.4 | 12.9 | 3.2 | 1.1 | 1.0 | 0.6 | 1.0 | 1.1 | 1.0 | 1.2 | 1.2 | 1.1 | 1.5 | 1.7 | 2.2 | 2.4 | 3.8 |
| 総資本当期利益率 Net Income/Total Assets | % | 2.6 | 4.6 | 7.7 | 5.3 | 1.5 | 0.5 | 0.4 | 0.3 | 0.4 | 0.6 | 0.6 | 0.2 | 0.7 | 0.9 | 0.7 | 0.8 | 1.3 | 1.7 | 2.3 |
| *売上高営業利益率 Operating Income/Operating Revenues | % | 8.2 | 10.6 | 11.3 | 12.1 | 25.4 | 36.4 | 35.1 | 31.7 | 34.0 | 33.2 | 32.1 | 30.3 | 30.0 | 29.4 | 31.6 | 29.3 | 29.0 | 28.8 | 32.0 |
| *売上高経常利益率 Ordinary Income/Operating Revenues | % | 6.9 | 9.8 | 10.8 | 11.7 | 10.4 | 6.1 | 5.8 | 3.6 | 5.6 | 5.8 | 5.4 | 6.5 | 6.4 | 5.9 | 7.5 | 8.2 | 10.4 | 11.1 | 16.3 |
| EBITDA Earnings Before Interest,Taxes,Depreciation and Amortization | 10億円 ¥Billion | 125.8 | 166.6 | 185.4 | 215.3 | 420.5 | 591.4 | 580.9 | 525.9 | 561.2 | 563.4 | 569.0 | 535.3 | 538.4 | 532.1 | 565.3 | 532.7 | 539.5 | 568.8 | 605.0 |
| 売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues | 倍 Times | 0.4 | 0.3 | 0.3 | 0.3 | 4.8 | 4.9 | 4.8 | 4.9 | 4.7 | 4.5 | 4.4 | 4.4 | 4.4 | 4.1 | 3.8 | 3.7 | 3.5 | 3.2 | 2.9 |
| 総資本回転率 Asset Turnover | 回 Times | 1.4 | 1.3 | 1.2 | 1.1 | 0.3 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 |
| 株主資本比率 Equity Ratio | % | 25.9 | 26.8 | 30.6 | 31.6 | 6.1 | 6.4 | 6.7 | 6.8 | 7.0 | 7.5 | 8.0 | 8.2 | 10.1 | 11.1 | 12.1 | 12.9 | 14.3 | 16.3 | 18.5 |
| *インタレストカバレッジレシオ Interest Coverage Ratio | 倍 Times | 3.8 | 5.7 | 6.8 | 7.2 | 1.6 | 1.2 | 1.2 | 1.1 | 1.2 | 1.3 | 1.4 | 1.3 | 1.3 | 1.4 | 1.6 | 1.6 | 1.7 | 1.9 | 2.4 |
| 固定比率 Fixed Ratio | % | 287.0 | 271.8 | 242.5 | 233.5 | 1,574.0 | 1,492.0 | 1,428.1 | 1,402.5 | 1,352.5 | 1,278.4 | 1,208.5 | 1,180.7 | 957.5 | 877.6 | 811.4 | 762.8 | 682.0 | 598.5 | 515.4 |
| 流動比率 Current Ratio | % | 100.5 | 100.6 | 102.3 | 103.5 | 81.9 | 76.7 | 87.2 | 86.4 | 85.2 | 61.0 | 48.6 | 41.4 | 49.2 | 34.9 | 22.6 | 21.8 | 23.4 | 23.2 | 36.2 |
| 配当性向 Dividend Payout Ratio | % | – | – | – | 21.0 | 19.9 | 33.6 | 42.7 | 65.8 | 44.4 | 33.0 | 33.5 | 88.2 | 27.3 | 21.9 | 26.9 | 26.1 | 16.8 | 13.6 | 12.6 |
| 株主資本配当率 Dividends to Shareholders' Equity Ratio | % | – | – | – | 3.3 | 3.0 | 2.8 | 2.7 | 2.7 | 2.6 | 2.5 | 2.3 | 2.3 | 1.9 | 1.8 | 1.7 | 1.6 | 1.5 | 1.5 | 1.5 |
| 1人当たり売上高 Operating Revenues per Employee | 千円 ¥Thousand | 40,909 | 45,492 | 47,822 | 53,048 | 53,245 | 50,784 | 50,127 | 48,227 | 49,301 | 50,830 | 50,994 | 49,516 | 49,182 | 50,442 | 52,485 | 52,837 | 55,147 | 57,744 | 61,572 |
| *1人当たり経常利益 Ordinary Income per Employee | 千円 ¥Thousand | 2,842 | 4,457 | 5,166 | 6,225 | 5,512 | 3,095 | 2,898 | 1,722 | 2,770 | 2,941 | 2,732 | 3,230 | 3,170 | 2,975 | 3,934 | 4,321 | 5,746 | 6,431 | 10,028 |
| 1株当たり純資産額 Shareholders' Equity per Share | 円 Yen | 81,286 | 97,003 | 126,798 | 150,573 | 168,200 | 178,051 | 184,676 | 187,195 | 193,365 | 203,433 | 213,268 | 213,851 | 263,124 | 280,881 | 295,689 | 308,292 | 337,995 | 373,330 | 425,413 |
| 1株当たり当期純利益(EPS) Earnings per Share | 円 Yen | 7,402 | 15,717 | 29,794 | 23,775 | 25,170 | 14,903 | 11,697 | 7,594 | 11,254 | 15,156 | 14,921 | 5,671 | 18,298 | 22,851 | 18,603 | 19,153 | 29,778 | 40,329 | 51,674 |

注 1. *平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9(1997)年度までの値と比較できない
2.EBITDAは 営業利益+減価償却費 で計算
3.インタレストカバレッジレシオは (営業利益+受取利息・配当金)/支払利息 で計算

Notes: 1. *From FY 1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes)
2. EBITDA as used by JR Central represents operating income plus depreciation and amortization
3. Interest coverage ratio is calculated as the sum of operating income and interest and dividend income devided by interest expense

# 輸送データ TRANSPORTATION DATA

JR-CENTRAL

## □旅客運輸収入 Railway Operations Revenues

(10億円 ¥ billion)

| | | 昭和62年度 (1987) 1988.3 | 63年度 (1988) 1989.3 | 平成元年度 (1989) 1990.3 | 2年度 (1990) 1991.3 | 3年度 (1991) 1992.3 | 4年度 (1992) 1993.3 | 5年度 (1993) 1994.3 | 6年度 (1994) 1995.3 | 7年度 (1995) 1996.3 | 8年度 (1996) 1997.3 | 9年度 (1997) 1998.3 | 10年度 (1998) 1999.3 | 11年度 (1999) 2000.3 | 12年度 (2000) 2001.3 | 13年度 (2001) 2002.3 | 14年度 (2002) 2003.3 | 15年度 (2003) 2004.3 | 16年度 (2004) 2005.3 | 17年度 (2005) 2006.3 | 18年度(予想) (2006) 2007.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | 定 期 Commuter Passes | 1.5 | 2.4 | 3.2 | 4.8 | 6.8 | 8.3 | 9.2 | 10.1 | 10.8 | 11.7 | 12.1 | 12.5 | 12.5 | 12.7 | 13.0 | 13.2 | 13.2 | 13.8 | 14.4 | 14.4 |
| | 定期外 Ordinary Tickets | 713.0 | 807.6 | 839.3 | 920.2 | 937.1 | 911.5 | 910.5 | 887.9 | 914.5 | 941.2 | 949.1 | 913.0 | 901.1 | 919.2 | 943.7 | 925.8 | 944.2 | 967.3 | 1,015.8 | 990.4 |
| | 小 計 Subtotal | 714.5 | 810.1 | 842.5 | 925.1 | 943.9 | 919.8 | 919.8 | 898.1 | 925.4 | 952.9 | 961.3 | 925.5 | 913.7 | 932.0 | 956.7 | 939.0 | 957.4 | 981.1 | 1,030.2 | 1,004.9 |
| | 荷 物 Small-package services | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 | 0.0 |
| | 計 Total | 714.6 | 810.2 | 842.6 | 925.2 | 944.0 | 919.9 | 919.9 | 898.2 | 925.5 | 953.0 | 961.4 | 925.6 | 913.8 | 932.1 | 956.8 | 939.1 | 957.6 | 981.3 | 1,030.4 | 1,004.9 |
| 在来線 Conventional Railway | 定 期 Commuter Passes | 24.2 | 25.0 | 26.0 | 28.2 | 30.0 | 31.2 | 32.2 | 32.2 | 32.1 | 32.6 | 31.8 | 32.1 | 31.8 | 32.1 | 32.0 | 32.0 | 32.3 | 32.5 | 32.7 | 32.7 |
| | 定期外 Ordinary Tickets | 86.4 | 84.2 | 84.9 | 94.4 | 99.7 | 100.3 | 96.8 | 90.0 | 86.9 | 87.1 | 84.8 | 80.0 | 78.0 | 76.7 | 75.7 | 74.1 | 73.3 | 71.6 | 72.9 | 71.2 |
| | 小 計 Subtotal | 110.7 | 109.2 | 111.0 | 122.7 | 129.8 | 131.5 | 129.0 | 122.3 | 119.1 | 119.7 | 116.6 | 112.2 | 109.8 | 108.8 | 107.8 | 106.2 | 105.6 | 104.1 | 105.6 | 103.9 |
| | 荷 物 Small-package services | 0.1 | 0.1 | 0.2 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | 計 Total | 110.9 | 109.4 | 111.2 | 122.9 | 130.0 | 131.7 | 129.2 | 122.5 | 119.3 | 119.9 | 116.8 | 112.3 | 109.9 | 108.9 | 107.9 | 106.3 | 105.7 | 104.2 | 105.7 | 103.9 |
| 合 計 Total | 定 期 Commuter Passes | 25.8 | 27.4 | 29.3 | 33.1 | 36.9 | 39.5 | 41.5 | 42.4 | 43.0 | 44.3 | 43.9 | 44.7 | 44.4 | 44.8 | 45.1 | 45.3 | 45.5 | 46.3 | 47.2 | 47.2 |
| | 定期外 Ordinary Tickets | 799.5 | 891.9 | 924.2 | 1,014.7 | 1,036.8 | 1,011.8 | 1,007.4 | 978.0 | 1,001.5 | 1,028.3 | 1,034.0 | 993.1 | 979.1 | 996.0 | 1,019.4 | 999.9 | 1,017.5 | 1,038.9 | 1,088.7 | 1,061.6 |
| | 小 計 Subtotal | 825.3 | 919.4 | 953.6 | 1,047.9 | 1,073.8 | 1,051.4 | 1,048.9 | 1,020.5 | 1,044.5 | 1,072.7 | 1,078.0 | 1,037.8 | 1,023.6 | 1,040.9 | 1,064.6 | 1,045.3 | 1,063.0 | 1,085.3 | 1,135.9 | 1,108.8 |
| | 荷 物 Small-package services | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.2 | 0.1 | 0.1 |
| | 計 Total | 825.5 | 919.6 | 953.8 | 1,048.1 | 1,074.0 | 1,051.6 | 1,049.1 | 1,020.7 | 1,044.8 | 1,072.9 | 1,078.2 | 1,038.0 | 1,023.8 | 1,041.0 | 1,064.8 | 1,045.4 | 1,063.3 | 1,085.5 | 1,136.1 | 1,109.0 |

## □輸送人キロ Passenger-Kilometers

(100万人キロ million passenger-kilometers)

| | | 1987 | 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | 定 期 Commuter Passes | 146 | 223 | 301 | 428 | 586 | 700 | 784 | 852 | 913 | 973 | 992 | 1,024 | 1,027 | 1,047 | 1,072 | 1,088 | 1,096 | 1,155 | 1,199 | 1,199 |
| | 定期外 Ordinary Tickets | 31,977 | 36,076 | 37,103 | 40,913 | 41,255 | 39,956 | 39,720 | 38,056 | 38,904 | 40,000 | 40,098 | 38,383 | 37,851 | 38,624 | 39,501 | 38,501 | 39,244 | 40,402 | 42,578 | 41,512 |
| | 計 Total | 32,123 | 36,299 | 37,404 | 41,341 | 41,841 | 40,655 | 40,504 | 38,907 | 39,817 | 40,973 | 41,090 | 39,407 | 38,878 | 39,670 | 40,573 | 39,589 | 40,340 | 41,556 | 43,777 | 42,711 |
| 在来線 Conventional Railway | 定 期 Commuter Passes | 3,724 | 3,909 | 4,091 | 4,423 | 4,760 | 4,984 | 5,116 | 5,150 | 5,161 | 5,218 | 5,093 | 5,073 | 5,046 | 5,073 | 5,070 | 5,060 | 5,132 | 5,162 | 5,211 | 5,210 |
| | 定期外 Ordinary Tickets | 5,301 | 4,877 | 4,807 | 5,286 | 5,510 | 5,561 | 5,377 | 4,851 | 4,530 | 4,513 | 4,383 | 4,057 | 3,968 | 3,931 | 3,890 | 3,819 | 3,800 | 3,760 | 3,893 | 3,800 |
| | 計 Total | 9,025 | 8,786 | 8,898 | 9,709 | 10,269 | 10,545 | 10,493 | 10,001 | 9,691 | 9,731 | 9,476 | 9,131 | 9,014 | 9,004 | 8,960 | 8,878 | 8,933 | 8,922 | 9,103 | 9,010 |
| 合 計 Total | 定 期 Commuter Passes | 3,869 | 4,132 | 4,392 | 4,851 | 5,346 | 5,684 | 5,900 | 6,002 | 6,074 | 6,191 | 6,085 | 6,097 | 6,074 | 6,119 | 6,143 | 6,148 | 6,229 | 6,317 | 6,410 | 6,409 |
| | 定期外 Ordinary Tickets | 37,278 | 40,953 | 41,910 | 46,199 | 46,764 | 45,517 | 45,097 | 42,907 | 43,434 | 44,514 | 44,481 | 42,440 | 41,819 | 42,555 | 43,390 | 42,320 | 43,044 | 44,162 | 46,470 | 45,312 |
| | 計 Total | 41,148 | 45,085 | 46,302 | 51,051 | 52,110 | 51,201 | 50,997 | 48,909 | 49,508 | 50,705 | 50,565 | 48,538 | 47,892 | 48,674 | 49,533 | 48,468 | 49,273 | 50,479 | 52,880 | 51,721 |

## □輸送人員 Passenger Ridership

(100万人 million passengers)

| | | 1987 | 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | 定 期 Commuter Passes | 2 | 2 | 3 | 5 | 6 | 7 | 8 | 9 | 10 | 10 | 11 | 11 | 11 | 11 | 11 | 12 | 12 | 12 | 13 | 13 |
| | 定期外 Ordinary Tickets | 100 | 110 | 114 | 125 | 128 | 125 | 124 | 119 | 123 | 124 | 124 | 119 | 117 | 119 | 121 | 118 | 121 | 124 | 131 | 128 |
| | 計 Total | 102 | 112 | 117 | 130 | 134 | 132 | 132 | 128 | 133 | 134 | 134 | 130 | 128 | 130 | 132 | 130 | 132 | 137 | 144 | 140 |
| 在来線 Conventional Railway | 定 期 Commuter Passes | 189 | 199 | 208 | 223 | 238 | 248 | 252 | 253 | 252 | 253 | 247 | 244 | 242 | 241 | 240 | 238 | 239 | 239 | 242 | 242 |
| | 定期外 Ordinary Tickets | 112 | 123 | 119 | 131 | 141 | 144 | 144 | 140 | 141 | 143 | 141 | 137 | 136 | 137 | 137 | 135 | 136 | 135 | 141 | 137 |
| | 計 Total | 301 | 322 | 327 | 354 | 380 | 392 | 396 | 393 | 393 | 395 | 387 | 382 | 378 | 377 | 377 | 373 | 374 | 374 | 382 | 379 |
| 合 計 Total | 定 期 Commuter Passes | 191 | 201 | 211 | 227 | 244 | 254 | 260 | 260 | 260 | 262 | 256 | 254 | 252 | 250 | 250 | 248 | 249 | 250 | 252 | – |
| | 定期外 Ordinary Tickets | 201 | 221 | 225 | 248 | 260 | 260 | 259 | 251 | 256 | 257 | 255 | 248 | 245 | 247 | 249 | 245 | 247 | 250 | 262 | – |
| | 計 Total | 392 | 422 | 436 | 475 | 504 | 514 | 518 | 511 | 516 | 519 | 511 | 502 | 497 | 497 | 498 | 492 | 496 | 499 | 514 | – |

注 輸送人員の合計は新幹線、在来線の重複人員を除いて計上　Note: A passenger using both Shinkansen and conventional railway in a single journey is counted as one ride

## □輸送効率 Transport Efficiency

(%)

| | 1987 | 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | – | – | – | – | 66.2 | 63.1 | 64.1 | 62.1 | 63.5 | 67.1 | 67.2 | 65.4 | 65.2 | 66.7 | 67.7 | 65.8 | 66.2 | 64.3 | 62.6 | – |
| 在来線 Conventional Railway | – | – | – | – | 39.1 | 40.3 | 40.1 | 38.8 | 37.6 | 38.0 | 37.3 | 36.5 | 35.7 | 35.1 | 35.1 | 34.8 | 35.2 | 35.8 | 35.9 | – |

## □客車走行キロ Rolling Stock Kilometers

(100万キロ million kilometers)

| | 1987 | 1988 | 1989 | 1990 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | 586 | 603 | 658 | 713 | 755 | 770 | 757 | 751 | 754 | 738 | 739 | 729 | 722 | 720 | 725 | 728 | 737 | 782 | 845 | – |
| 在来線 Conventional Railway | 209 | 212 | 219 | 229 | 238 | 236 | 234 | 227 | 228 | 226 | 225 | 221 | 219 | 216 | 214 | 213 | 211 | 207 | 205 | – |
| 合 計 Total | 795 | 815 | 877 | 942 | 993 | 1,006 | 991 | 978 | 983 | 963 | 964 | 950 | 941 | 936 | 939 | 940 | 948 | 989 | 1,050 | – |

# 国鉄改革 RESTRUCTURING OF JAPANESE NATIONAL RAILWAYS (JNR)

## ■国鉄の分割・民営化の概要 Outline of the Breakup and Privatization of JNR (April 1, 1987)

日本国有鉄道
Japanese National Railways (JNR)

**旅客 Passenger Transportation**

| 旅客会社 全国6社<br>6 Passenger Railway Companies | 営業キロ<br>km | 従業員数(人)<br>employees |
|---|---|---|
| **東海旅客鉄道株式会社<br>Central Japan Railway Company** | **2,003** | **21,410** |
| 北海道旅客鉄道株式会社<br>Hokkaido Railway Company | 3,176 | 12,719 |
| 東日本旅客鉄道株式会社<br>East Japan Railway Company | 7,657 | 82,469 |
| 西日本旅客鉄道株式会社<br>West Japan Railway Company | 5,325 | 51,538 |
| 四国旅客鉄道株式会社<br>Shikoku Railway Company | 880 | 4,455 |
| 九州旅客鉄道株式会社<br>Kyushu Railway Company | 2,406 | 14,589 |

→ バス会社 Bus Companies
原則として新会社発足後分離独立※1
Split off following establishment of new companies[1]

新幹線鉄道保有機構※2
Shinkansen Holding Corporation[2]
職員数(人) 64 employees

**貨物 Freight**

日本貨物鉄道株式会社
Japan Freight Railway Company
従業員数(人) 12,005 employees

**通信 Telecommunication**

鉄道通信株式会社※3
Railway Telecommunication Company[3]
従業員数(人) 563 employees

**システム Information Systems**

鉄道情報システム株式会社
Railway Information Systems Company
従業員数(人) 280 employees

**研究 Research**

財団法人鉄道総合技術研究所
Railway Technical Research Institute
職員数(人) 545 employees

日本国有鉄道清算事業団※4
Japanese National Railways Settlement Corporation[4]

注
1. 本州旅客3社のバス事業は、昭和63(1988)年4月に分離され、当該旅客会社の100%出資子会社となりました。
2. 新幹線鉄道保有機構は、平成3(1991)年10月に鉄道整備基金に承継され、さらに鉄道整備基金は平成9(1997)年10月に運輸施設整備事業団に承継されました。
3. 鉄道通信株式会社は、平成元(1989)年5月に(旧)日本テレコム株式会社と合併し、商号を日本テレコム株式会社に変更しました。
4. 日本国有鉄道清算事業団は、平成10(1998)年10月に解散し、日本鉄道建設公団に承継されました。日本鉄道建設公団と運輸施設整備事業団は平成15(2003)年10月に独立行政法人鉄道建設・運輸施設整備支援機構に承継されました。

Notes:
1. The bus operations of three JR companies on Honshu (JR Central, JR East, and JR West) were split off as wholly owned subsidiaries in April 1988.
2. The Shinkansen Holding Corporation was succeeded by the Railway Development Fund in October 1991. The Railway Development Fund was succeeded by the Corporation for Advanced Transport and Technology (CATT) in October 1997.
3. The Railway Telecommunication Company merged with former Japan Telecom in May 1989. The new company retained the name Japan Telecom Co., Ltd.
4. The Japanese National Railway Settlement Corporation was succeeded in October 1998 by the Japanese Railway Construction Public Corporation (JRCC). The Japan Railway Construction, Transport and Technology Agency was established in October 2003 as a result of the merger of JRCC and the CATT.

## ■新幹線資産・債務の区分 Valuation of Shinkansen Assets

(兆円 ¥ trillion)

| 昭和62(1987)年4月 April 1987 簿価(国鉄) Book price | 東海道 Tokaido | 東北・上越 Tohoku, Joetsu | 山陽 Sanyo | |
|---|---|---|---|---|
| | 0.47 (8.4%) | 4.49 (79.4%) | 0.69 (12.2%) | 5.65 |

| 平成3(1991)年10月 Oct 1991 再々評価(収益調整前) Revised valuation | 東海道 Tokaido | 東北・上越 Tohoku, Joetsu | 山陽 Sanyo | |
|---|---|---|---|---|
| | 2.96 (32.2%) | 4.42 (48.2%) | 1.79 (19.6%) | 9.17 |

| 再々評価(収益調整後) Transfer price | JR東海 JR Central | JR東日本 JR East | JR西日本 JR West | |
|---|---|---|---|---|
| | 5.09 (55.5%) | 3.11 (33.9%) | 0.97 (10.6%) | 9.17 |

## ■旅客会社6社の営業エリア Operating Areas of Six Passenger Railway Companies


JR北海道
Hokkaido
Railway Company
JR東日本
East Japan
Railway Company
JR西日本
West Japan
Railway Company
JR九州
Kyushu
Railway Company
京都 KYOTO
名古屋 NAGOYA
東京 TOKYO
新大阪 SHIN-OSAKA
JR東海
Central Japan
Railway Company
JR四国
Shikoku
Railway Company
東海道新幹線 Tokaido Shinkansen
新幹線 Shinkansen
在来線 Conventional Railway

注 平成18(2006)年3月31日現在 Note: As of March 31, 2006